As filed with the Securities and Exchange Commission on June 26, 2003

File No.

File No. 811-08475

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

Registration Statement Under the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

and/or

For Registration Under the Investment Company Act of 1940	☒
Amendment No. 22	☒

(Check Appropriate Box or Boxes)

GE Capital Life Separate Account II

(Exact Name of Registrant)

GE Capital Life Assurance Company of New York

(Exact Name of Depositor)

200 Old Country Road, Suite 240

Mineola, New York 11501

(Address of Depositor’s Principal Executive Office, Zip Code)

(804) 281-6910

(Depositor’s Telephone Number, Including Area Code)

Heather Harker, Esq.

Vice President

GE Capital Life Assurance Company of New York

6610 West Broad Street

Richmond, Virginia 23230

(Name and Complete Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Title of Securities Being Registered:    Scheduled Purchase Payment Variable Deferred Annuity Contracts

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

GE Capital Life Separate Account II

Prospectus For Scheduled Purchase Payment

Variable Deferred Annuity Contracts

Issued by:

GE Capital Life Assurance Company of New York

200 Old Country Road, Suite 240

Mineola, New York 11501

Service Center

6610 West Broad Street

Richmond, Virginia 23230

Telephone: 1-800-313-5282

This prospectus gives details about the contract that you should know before investing. Please read this prospectus carefully and keep it for future reference.

This prospectus describes scheduled purchase payment variable deferred annuity contracts (the “contracts”) for individuals or groups and certain qualified and non-qualified retirement plans. GE Capital Life Assurance Company of New York (the “Company,” “we,” “us,” or “our”) issues the contract.

The contract offers you the payment of periodic annuity benefits and the accumulation of contract value. If you satisfy certain conditions, you will receive lifetime annuity payments of a guaranteed minimum amount and the potential to receive more than the guaranteed minimum amount.

The contract requires you to make monthly payments in predetermined amounts to be eligible to receive guaranteed minimum payments at the time you annuitize the contract. We must receive these payments by a set date (“due date”) each month. If we receive your payment on the due date, we will allocate your payment to a Subaccount that invests in shares of the Total Return Fund of GE Investments Funds, Inc. If we receive your payment before its due date, we will allocate it to our Guarantee Account, which is part of our General Account, until the due date. On the due date, we will transfer that payment to the Subaccount. If we receive your payment more than 30 days after its due date, we will require you to pay interest on that payment (in addition to a monthly billing fee) and make the payment within one year of its due date to retain your eligibility to receive Guaranteed Minimum Income Payments (unless you meet the requirements for reduced Guaranteed Minimum Income Payments pursuant to a vesting schedule).

We anticipate that you will make your monthly payments by submitting payments to us on a monthly basis. However, we will allow you to prepay up to 13 of your monthly payments by allocating an amount equal to or less than 13 monthly payments to the Guarantee Account. We will use the amount allocated to the Guarantee Account to make your monthly payments. Amounts allocated to the Guarantee Account can never be greater than an amount equal to 13 monthly payments at any one time.

Before your annuity payments begin, you may surrender or take withdrawals from your contract. Amounts you surrender or withdraw may be subject to a surrender charge. You must repay any amount you receive from the Subaccount, plus interest, within one year of the withdrawal to retain your eligibility to receive Guaranteed Minimum Income Payments.

The value of your contract before your annuity payments begin, and the amount of your annuity payments (if you lose your right to receive Guaranteed Minimum Income Payments), will depend upon the investment performance of the Total Return Fund of GE Investments Funds, Inc. You bear the risk of investment loss.

You should not purchase this contract unless you believe you can make all required payments and you intend to take your annuity benefits in the form of monthly income payments.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities, nor has the SEC determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

Your investment in the contract:

•	is Not a deposit of a bank

•	is Not insured or guaranteed by the Federal Deposit Insurance Corporation or any government agency

•	is Not guaranteed by us unless you make all monthly Scheduled Installments in accordance with the contract and you elect to receive Monthly Income Payments on the date you scheduled your annuity payments to begin.

A Statement of Additional Information, dated                     , which contains additional information about the contract has been filed with the SEC and is incorporated by reference into this prospectus. A table of contents for the Statement of Additional Information appears on the last page of this prospectus.

For general information or to obtain free copies of the:

•	Statement of Additional Information;

•	annual report for the Variable Account;

•	prospectus, annual report or semi-annual report for the Total Return Fund of GE Investments Funds, Inc.; or

•	any required forms,

call us at 1-800-313-5282; or

write us at our Service Center:

6610 West Broad Street
Richmond, Virginia 23230

The Statement of Additional Information and other material incorporated by  reference can be found on the SEC’s website at:

www.sec.gov

The date of this prospectus is                     .

Definitions

Fee Tables

Synopsis

Condensed Financial Information

Investment Results

Financial Statements

The Company

The Variable Account

The Guarantee Account

The Contract

Surrenders and Partial Withdrawals

Charges and Other Deductions

The Death Benefit

Benefits at Annuity Commencement Date

Guaranteed Minimum Income Payments

Optional Payment Plans

Federal Tax Matters

Requesting Payments

Sales of the Contract

Additional Information

Appendix

Definitions

The following defined terms are used throughout this prospectus:

Accumulation Period — The period from the date your contract is issued until the date annuity payments begin.

Accumulation Unit — An accounting unit of measure we use to calculate the value of the Subaccount until the date annuity payments begin.

Adjustment Account — An account that we establish for each contract to keep track of the cumulative amount, if any, by which the Calculated Level Monthly Benefits fall short of the Guaranteed Minimum Income Payments.

Annual Variable Annuity Benefit — The Income Payment calculated annually by multiplying the number of Annuity Units for a contract by the Annuity Unit value as of the Annuity Commencement Date and each anniversary of the Annuity Commencement Date.

Annuitant/Joint Annuitant — The person(s) named in the contract whose age and, where appropriate, gender, determine Monthly Income Payments. The Owner must also be named as the Annuitant unless the Owner is not a natural person. Two natural persons who are Joint Owners must also be Joint Annuitants.

Annuity Commencement Date — The date annuity payments are scheduled to begin.

Annuity Unit — An accounting unit of measure we use to calculate the amount of the second and each subsequent Annual Variable Annuity Benefit.

Annuity Year — The twelve month period beginning on the Annuity Commencement Date or any anniversary of that date thereafter.

Calculated Level Monthly Benefit — One-twelfth of the Annual Variable Annuity Benefit plus level interest over a twelve month period.

Code — The Internal Revenue Code of 1986, as amended.

Contract Date — The date we issue your contract. Your Contract Date is shown on your contract’s data pages.

Contract Value — The sum of your contract’s Guarantee Account Value and the Subaccount Value.

Contract Year — Each one year period of time beginning on the date your contract is issued and ending on the contract anniversary date. The next contract year will begin on that contract anniversary date and commence on the next contract anniversary date and so on.

Death Benefit — The benefit payable under a contract upon the death of any Owner (or the Annuitant if the Owner is a non-natural person) before the Annuity Commencement Date.

Designated Beneficiary(ies) — The person(s) or entity(ies) designated by the Owner to receive the Death Benefit.

Flexible Purchase Payment — Any payment greater than one monthly payment but no more than 13 monthly payments. Such payment will be allocated to the Guarantee Account and an amount equal to the monthly Scheduled Installment will be transferred to the Subaccount on the Monthly Due Date.

Funding Annuity —  A variable deferred annuity issued by GE Capital Life Assurance Company of New York or one of its affiliated companies that is purchased on the same date as the variable deferred annuity contract described by this prospectus; the assets of the Funding Annuity are withdrawn and immediately allocated to this annuity.

General Account — Assets of the Company other than those allocated to the Variable Account or any other segregated asset account of the Company.

Guarantee Account — An account established in our General Account to hold certain amounts under the contracts as described in this prospectus. The Guarantee Account is not part of and does not depend on the investment performance of the Variable Account.

Guarantee Account Value — Your Guarantee Account Value equals Purchase Payments allocated to the Guarantee Account (plus transfers to the Guarantee Account from a Funding Annuity under an Annuity Cross Funding Program, if applicable) plus interest credited on those payments (or transfers), minus transfers and/or partial withdrawals made from the Guarantee Account (including, any premium tax and surrender charges assessed).

Guaranteed Minimum Income Payment — The minimum amount of each monthly annuity payment paid to you upon annuitization of the contract, provided Scheduled Installments have been made to the Subaccount in accordance with the terms of the contract.

Income Payment — One of a series of payments made under either the monthly income benefit or one of the Optional Payment Plans.

Monthly Due Date — The date each month on which Scheduled Installments and Scheduled Purchase Payments are due. This date is the same day in each month as your Contract Date. If the Monthly Due Date is the 29th, 30th or 31st of a month, then for months without such dates, the last day of that month is the Monthly Due Date. In addition, if the Monthly Due Date falls on any date when the New York Stock Exchange is closed, the amount of the Scheduled Installment, if received, will be allocated to the Subaccount on the next Valuation Day.

Monthly Income Payment — The Income Payments we make to the payee after the Annuity Commencement Date. The amount of a Monthly Income Payment remains constant throughout an Annuity Year, but may increase or decrease from Annuity Year to Annuity Year. However, the amount of the Monthly Income Payment is guaranteed to never be below the Guaranteed Minimum Income Payment, provided all contractual requirements are satisfied.

Non-Qualified Contract — A contract which is not issued in connection with a retirement plan which receives special tax treatment under the Code.

Owner — The person or persons (in the case of Joint Owners) entitled to exercise all ownership rights stated in the contract. The Owners are shown on the contract’s data pages. “You” or “your” refers to the Owner or Joint Owners.

Portfolio — The Total Return Fund of GE Investments Funds, Inc.

Purchase Payment — Any payment applied to the contract.

Qualified Contract — A contract which qualifies for favorable tax treatment under the Code.

Scheduled Installment — The amount required to be transferred or paid to the Subaccount on the Monthly Due Date in order to keep the Guaranteed Minimum Income Payment in effect.

Scheduled Purchase Payment — The monthly Purchase Payment we require on the Monthly Due Date to ensure that the Scheduled Installment for that month is paid. This amount is shown on your contract’s data pages.

Subaccount — A division of the Variable Account which invests exclusively in shares of the Total Return Fund of GE Investments Funds, Inc.

Subaccount Value — The Subaccount Value is equal to:

•	the sum of all Scheduled Installments made to the Subaccount; plus

•	amounts adjusted for the reinvestment of dividends; plus or minus

•	net capital gains or losses (realized or unrealized); minus

•	any contract charges (including any premium tax and surrender charges assessed); plus or minus

•	partial withdrawals repaid to or taken from the Subaccount.

Surrender Value — The value of the contract as of the date we receive your written request for surrender at our Service Center, less any applicable premium tax and surrender charge, if applicable.

Valuation Day — Each day the New York Stock Exchange is open for regular trading, except for days that the Total Return Fund of GE Investments Funds, Inc. does not value its shares.

Valuation Period — The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

Variable Account — GE Capital Life Separate Account II, a separate account we established to receive and invest the Scheduled Installments you make under this contract, in addition to amounts received from other variable annuity contracts we issue.

Fee Tables

The following tables describe fees and expenses that you will pay when buying, owning or partially withdrawing assets or fully surrendering the contract. The first table describes the fees and expenses that you will pay when you buy the contract, take a partial withdrawal, fully surrender your contract, or transfer assets among the investment options.

Contract Owner Transaction Expenses

Surrender Charge (as a percentage of purchase payments withdrawn or surrendered)	Contract Year in which Surrender or Partial Withdrawal is Made	Surrender Charge (as a Percentage of the Lesser of Scheduled Installments Made to Date, Not Previously Withdrawn and the Amount Withdrawn or Surrendered)[1]

	1	9%
	2	8%
	3	7%
	4	6%
	5	5%
	6	4%
	7	3%
	8	2%
	9 or after	1%

Annual Interest Rate Charged on Scheduled Installments[2]		6%

Annual Interest Rate Charged on Withdrawal Repayments[3]		6%

Monthly Billing Fee[4]		$10.00

[1]	Withdrawals repaid within 12 months are not considered withdrawals for the purposes of the surrender charge calculation. A surrender charge will not be assessed if the Surrender Value is applied to Optional Payment Plan 1, Plan 2 (with a certain period of 10 or more years) or Plan 5.
[2]	If a Scheduled Installment remains in default past the end of the applicable grace period, a charge will be assessed to the amount in default at an effective annual rate of 6%.
[3]	You must repay the amount of any withdrawals from the Subaccount plus any monthly billing fees and any applicable interest on the amount received within one year from the date of the partial withdrawal, but no later than the Annuity Commencement Date to retain your eligibility to receive Guaranteed Minimum Income Payments, unless you meet the requirements for reduced Guaranteed Minimum Income Payments pursuant to a vesting schedule. If any repayment of a withdrawal is not made by the Monthly Due Date next following the date of the partial withdrawal, you will be assessed a charge at an effective annual rate of 6% on the total amount withdrawn from the Subaccount, not yet repaid.
[4]	A $10 monthly billing fee will be assessed with all direct billed Scheduled Purchase Payments. This $10.00 fee is in addition to any required Scheduled Purchase Payment. The $10.00 monthly billing fee is taken prior to allocation of assets in the Subaccount.

The next table describes the fees and expenses that you will pay periodically during the time you own the contract, not including Portfolio fees and expenses.

Periodic Charges Other Than Portfolio Expenses

Variable Account Annual Expenses (as a percentage of your average daily net assets in the Variable Account)

Mortality and Expense Risk Charge	1.35%

Administrative Expense Charge	0.15%

Maximum Total Variable Account Annual Expenses	1.50%

Optional Benefits[1,2]

Disability Benefit Rider Option[3]	Maximum of $8.11 per $100 of waived Scheduled Purchase Payment

Joint Annuitant Life Benefit Rider Option[3]	Maximum of $8.57 per $100 of waived Scheduled Purchase Payment

Unemployment Benefit Rider Option	$3.00 per month

[1]	The payment for the Optional Benefits is due with the Scheduled Purchase Payment and taken prior to the allocation of the Scheduled Purchase Payment to the Subaccount.
[2]	The Optional Benefits are not available to contracts purchased through the Annuity Cross Funding Program (see the “Annuity Cross Funding Program” provision).
[3]	The fees charged for the optional riders vary depending upon the age and gender of the Annuitant and the amount and duration of the Scheduled Installments.

The next item shows the total operating expenses charged by the Total Return Fund of GE Investments Funds, Inc. that you may pay periodically during the time that you own the contract. More detail concerning the fees and expenses for the Total Return Fund of GE Investments Funds, Inc. is contained in its prospectus.

Annual Portfolio Expenses[1]

(expenses that are deducted from Portfolio assets, including management fees, and other expenses)	0.58%

[1]	Expenses are shown as a percentage of Portfolio average daily net assets as of March 28, 2003.

The expenses for the Portfolio are deducted by the Portfolio before it provides us with the daily net asset values. We then deduct the Variable Account charges from the net asset value in calculating the unit value of the corresponding Subaccount. Management fees and other expenses for the Total Return Fund of GE Investments Funds, Inc. are more fully described in its prospectus. Information relating to the Portfolio was provided by the Portfolio and not independently verified by us.

EXAMPLES

The Examples are intended to help you compare the cost of investing in this contract with the cost of investing in other variable annuity contracts. These costs included owner transaction expenses, contract and optional rider charges, and fees and expenses for the Total Return Fund of GE Investments Funds, Inc.

The Examples show the dollar amount of expenses that would bear directly or indirectly if you:

•	invested $10,000 in the contract for time period indicated;

•	earned a 5% annual return on your investment;

•	elected all available rider options; and

•	surrendered your contract at the end of the stated time period.

As this is an Example, your actual expenses may be higher or lower than those shown below. The Example does not include any taxes or tax penalties that may be assessed upon surrender or annuitization of the contract.

	1 Year	3 Years	5 Years	10 Years
Costs Based on Annual Portfolio Expenses	$3,089.04	$3,329.78	$3,596.63	$4,488.41

The next Example uses the same assumptions as the prior Example, except that it assumes that you decide to annuitize your contract or that you decide not to surrender your contract at the end of the stated time period.

	1 Year	3 Years	5 Years	10 Years
Costs Based on Annual Portfolio Expenses	$2,189.04	$2,629.78	$3,096.63	$4,388.41

Please remember that you are looking at Examples and not a representation of past or future expenses. Your rate of return may be higher or lower than 5% which is not guaranteed. The above Examples assume:

•	total Variable Account annual expenses of 1.50% (deducted daily at an effective annual rate of the assets in the Variable Account);

•	$196.80 for all the available rider options (charged with the initial investment, but subtracted prior to allocation of assets to the Subaccount); and

•	a $10.00 billing fee (charged with the initial investment, but subtracted prior to allocation of assets to the Subaccount).

Deductions for premium taxes are not reflected, but may apply. If you did not elect all of the optional riders or if you only elected some of the optional riders, the expense figures shown above would be lower.

Synopsis

How does this contract work?    The contract permits you to make Purchase Payments during the Accumulation Period. During this period, we invest your Purchase Payments in the Subaccount, or in the Guarantee Account for a period not to exceed 13 months.

Purchase Payments received will be allocated as follows:

(1)	Any Scheduled Purchase Payment made on or after the Monthly Due Date for purposes of satisfying a Scheduled Installment will be allocated to the Subaccount.

(2)	Any Scheduled Purchase Payment made for purposes of satisfying a Scheduled Installment, but received prior to that installment’s Monthly Due Date, will be allocated to the Guarantee Account until the Monthly Due Date. On the Monthly Due Date, that Scheduled Purchase Payment will be transferred to the Subaccount.

(3)	Any Flexible Purchase Payment received will be allocated to the Guarantee Account. Flexible Purchase Payments can never cause assets in the Guarantee Account to be greater than an amount equal to 13 monthly Scheduled Installments at any one time.

On the Annuity Commencement Date, we apply your Contract Value to purchase a series of Income Payments (sometimes known as annuity payments). In turn, the Income Payments will be made to you each month. Each Monthly Income Payment during an Annuity Year is equal in amount. Because we base the Income Payments on Subaccount performance, the amount of the payments may change from Annuity Year to Annuity Year. However, the amount paid per month will not be less than the Guaranteed Minimum Income Payment, provided all contractual requirements have been satisfied for receipt of those guaranteed payments.

Investments in the Subaccount vary with the investment performance of the Total Return Fund of the GE Investments Funds, Inc. Over time, we transfer Purchase Payments temporarily allocated to the Guarantee Account, including any interest earned, to the Subaccount.

Certain features described in this prospectus may vary from your contract. Please refer to your contract for those benefits that apply specifically to you.

What are the Guaranteed Minimum Income Payments?    The contract offers you guaranteed periodic annuity benefits that can protect against the adverse results of poor Subaccount performance. If you make all Scheduled Installments on time and pay back the amount of any partial withdrawal received from the Subaccount with interest within one year of the partial withdrawal (but not later than the Annuity Commencement Date), then we guarantee that no matter how the Subaccount performs, each Monthly Income Payment you receive will never be less than the amount of the Guaranteed Minimum Income Payment.

Should you miss a Scheduled Installment, you may still meet the requirement for making Scheduled Installments by:

(1)	paying any missed Scheduled Installment(s) and any missed monthly billing fee(s), with interest, within one year of the due date of the missed Scheduled Installment (but not later than the Annuity Commencement Date); and

(2)	making no more than 24 Scheduled Installments over the life of the contract outside of the grace period (the grace period is 30 days after the date each Scheduled Installment is due).

Should you fail to meet the conditions listed above, you may still be entitled to reduced Guaranteed Minimum Income Payments pursuant to a vesting schedule under the contract (see the “Guaranteed Minimum Income Payments” section for additional information). If you do not meet the conditions listed above, and you are not entitled to reduced Guaranteed Minimum Income Payments under the contract, you will lose your right to Guaranteed Minimum Income Payments.

What happens if the right to Guaranteed Minimum Income Payments is lost?    If you do not maintain the right to Guaranteed Minimum Income Payments by meeting the contractual requirements as outlined above:

(1)	you remain subject to the Purchase Payment limitations under the contract (i.e., you may not make payments in excess of all your original Scheduled Installment amounts); and

(2)	you will NOT have guaranteed minimum annuity payments when you annuitize the contract.

What are Scheduled Installments?    When we issue the contract, we will establish a schedule of monthly payments to the Subaccount (called Scheduled Installments) during the Accumulation Period. Once established, the amount and frequency of Scheduled Installments cannot be changed. Once the contract is issued, your Annuity Commencement Date may not be changed, unless your contract was purchased pursuant to an Annuity Cross Funding Program. If your contract was purchased in conjunction with an Annuity Cross Funding Program, your Annuity Commencement Date may be changed under limited circumstances. (See the “Annuity Cross Funding” provision of this prospectus.)

When you apply for a contract, you provide us with:

•	the length of the Accumulation Period you desire. The Accumulation Period must be at least 10 years;

•	the minimum number of years (between 10 and 50, in five year increments) for which you would like income payments to be made; and

•	one of the following items of information:

—	the amount of the Guaranteed Minimum Income Payment you want; or

—	how much you want to pay per month.

We use this information to establish your Scheduled Installments.

If this contract is purchased pursuant to an Annuity Cross Funding Program and if the Annuity Commencement Date is changed after the contract is issued, you will lose your right to Guaranteed Minimum Income Payments.

How do I pay the Scheduled Installments?    You may pay Scheduled Installments by making:

•	Scheduled Purchase Payments;

•	Flexible Purchase Payments (such Flexible Purchase Payments may not cause assets in the Guarantee Account to be greater than an amount equal to 13 months of Scheduled Installments);

•	transfers from another variable deferred annuity contract issued by GE Capital Life Assurance Company of New York (or one of its affiliated companies) under an approved Annuity Cross Funding Program; or

•	a combination thereof.

See the “Scheduled Purchase Payments” and the “Annuity Cross Funding Program” provisions in this prospectus.

By paying the Scheduled Purchase Payments on time, you ensure that the Scheduled Installments are met and your right to Guaranteed Minimum Income Payments is not lost.

You should not purchase the contract described in this prospectus if you believe that you may not be able to make all of the Scheduled Installments.

May I pay my Scheduled Purchase Payments automatically?    You may use electronic fund transfers to make your monthly Scheduled Purchase Payments. If you do not use electronic fund transfers for your Scheduled Purchase Payments, we will charge you a $10 per month billing charge. See “The Contract” provision in this prospectus.

How do Flexible Purchase Payments work?    Although we designed the contract as a scheduled purchase payment contract, you may make Flexible Purchase Payments in an amount equal to or less than 13 months of your Scheduled Installments. All Flexible Purchase Payments will be allocated to the Guarantee Account. The Flexible Purchase Payments will, in turn, be used to make your monthly Scheduled Installments for the number of months the payment received will allow, not to exceed 13 monthly Scheduled Installments. Amounts allocated to the Guarantee Account can never be greater than an amount equal to 13 monthly Scheduled Installments at any one time.

For example, if you make a Flexible Purchase Payment that is equal to 13 months of your Scheduled Installments and five months later (after five Scheduled Installments have been transferred from the Guarantee Account to the Subaccount) you wish to make another Flexible Purchase Payment, you may only make a Flexible Purchase Payment equal to or less than five Scheduled Installments.

Is the contract available as a Qualified Contract or a Non-Qualified Contract?    We designed the contract for use in connection with certain types of retirement plans that receive favorable treatment under the Code (“Qualified Contracts”). This contract is also available in connection with retirement plans that do not qualify for such favorable treatment under the Code. Such contracts are referred to throughout this prospectus as “Non-Qualified Contracts.”

What Surrender Charges are associated with the contract?    If you surrender your contract or take partial withdrawals before your Annuity Commencement Date, we may assess a surrender charge. (“Partial withdrawals” may be referred to as “distributions” in the marketing materials for this product.)

For amounts partially withdrawn or surrendered from the Subaccount and/or the Guarantee Account, we will assess a surrender charge. We will determine this charge by assuming that the amount being withdrawn on the date of the partial withdrawal or surrender comes entirely from Scheduled Installments made to date and not previously withdrawn (withdrawals repaid within 12 months are not considered withdrawals for purposes of the surrender charge calculation). Depending upon the Contract Year of your surrender or partial withdrawal, the surrender charge will be anywhere from 9% to 1% of the lesser of:

(1)	Scheduled Installments made to date and not previously withdrawn (withdrawals repaid within 12 months are not considered withdrawals for purposes of the surrender charge calculation); and

(2)	the amount withdrawn.

We may waive the surrender charge if you apply your Contract Value upon surrender to certain available Optional Payment Plans. See the “Charges and Other Deductions” provision in this prospectus.

Are there any other charges?    We assess a daily charge, equal to an effective annual rate of 1.50%, against the average daily net assets of the Subaccount. This charge consists of a 0.15% administrative expense charge and a 1.35% mortality and expense risk charge.

A $10 monthly billing fee will be assessed with all direct billed Scheduled Purchase Payments.

We will deduct any state assessed premium taxes either:

•	at the time your contract incurs such taxes;

•	at surrender or distribution of the contract; or

•	at any other time we choose.

Premium taxes may be taken from Purchase Payments or from proceeds at surrender, withdrawal, Annuity Commencement, or death, as applicable. State premium taxes are based on the residence of the Owner at the time the tax is assessed. See the “Charges and Other Deductions” provision in this prospectus.

The Total Return Fund of GE Investments Funds, Inc. also has certain expenses. These include management fees and other expenses associated with its daily operations. See the provision entitled “Annual Expenses — Total Return Fund of GE Investments Funds, Inc.” in this prospectus. In addition, these expenses are more fully described in the prospectus for the Total Return Fund of GE Investments Funds, Inc.

There are various charges assessed for rider options. The maximum charge for each Rider Option is listed in the “Fee Tables” provision in this prospectus. For additional information, see the “Optional Riders” provision in the section entitled “The Contract” in this prospectus.

For a complete discussion of all charges associated with the contract, see the “Charges and Other Deductions” provision in this prospectus.

We pay compensation to broker-dealers who sell the contracts. For a discussion of this compensation, see the “Sales of the Contract” provision in this prospectus.

How do you calculate my Monthly Income Payments?    We will pay you a monthly income for life with a guaranteed minimum period beginning on the Annuity Commencement Date, provided the Annuitant is still living. The amount of your Income Payments depends on:

•	your Contract Value;

•	whether you are receiving Guaranteed Minimum Income Payments;

•	the age and gender of the Annuitant(s); and

•	the specific payment plan you choose.

See the “Benefits at Annuity Commencement Date” provision in this prospectus.

What happens if an Owner dies before the Annuity Commencement Date?    If any Owner dies before the Annuity Commencement Date while the contract is in force, the Joint Owner, if any becomes the sole Owner of the contract. If there is no Joint Owner, the Designated Beneficiary becomes the sole Owner of the contract. Certain distribution rules imposed by Federal tax law also will apply. We may pay a Death Benefit to the Designated Beneficiary. See “The Death Benefit” provision in this prospectus.

May I surrender the contract or take a partial withdrawal?    You may surrender the contract for its Surrender Value at any time before the Annuity Commencement Date. In addition, you may take partial withdrawals of at least $100 from Contract Value. If you surrender the contract or take a partial withdrawal, we may assess a surrender charge. Partial withdrawals will be made first from the Guarantee Account, then the Subaccount, unless you request otherwise. You may also surrender your contract on the Annuity Commencement Date for the Contract Value as of that Valuation Day, but without any surrender charge. In order to receive the lump sum payment, you must notify us at our Service Center of your intent to receive a lump sum payment on the Annuity Commencement Date within at least 10 business days and not more than 90 days prior to the Annuity Commencement Date. You will lose any Guaranteed Minimum

Income Payments upon annuitization if you elect to receive a lump sum payment. You may be subject to income tax, and a 10% penalty tax if you are younger than age 59 1/2 at the time of the partial withdrawal or surrender. A surrender or a partial withdrawal may also be subject to income tax withholding. In addition, taking a lump sum payment in lieu of annuity payments may have adverse tax consequences. See the “Federal Tax Matters” provision in this prospectus.

You must repay the amount of each partial withdrawal from the Subaccount (including any missed monthly billing fees, and any interest on the amount received at an effective annual rate of 6%), within one year of the partial withdrawal, but no later than the Annuity Commencement Date to retain your eligibility to receive Guaranteed Minimum Income Payments, unless you meet the requirements for reduced Guaranteed Minimum Income Payments pursuant to a vesting schedule. Interest will be assessed from the date of the partial withdrawal to the date we receive full repayment.

If you repay the amount of each partial withdrawal received from the Subaccount within 12 months of the partial withdrawal, we will reimburse the Subaccount in the amount of the surrender charge we assessed when you took the partial withdrawal. The reimbursed amount will come from the assets of our General Account. Such amounts will be allocated to the Subaccount on the Valuation Day your repayment of the partial withdrawal is received. (If your repayment of the partial withdrawal is received on a day when the New York Stock Exchange is not open or the Portfolio is not valuing its shares, we will allocate your repayment to the Subaccount on the next Valuation Day.) Because of this reimbursement, all subsequent amounts distributed from the Subaccount will be subject to a surrender charge.

For example:

Assume you have made Scheduled Installments of $18,000 during the first Contract Year and your Contract Value is $20,000 (all of which is allocated to the Subaccount) and you then request to take a partial withdrawal of $10,000 on May 1, 2004.

You will receive $9,100 assuming no premium taxes or income taxes are withheld. A surrender charge of $900 ($10,000 x 9%) will be withheld by us. To reinstate your Guaranteed Minimum Income Payment, you must pay to us $9,100 plus interest at a rate of 6% before May 1, 2005 (in addition to paying your regularly Scheduled Installments).

On August 1, 2004 you repay $5,000 plus interest of the $9,100 received in May. We will then allocate to the Subaccount your $5,000 plus $494.51 ($900 x $5,000/$9100). Then on December 1, 2004 you repay the remaining $4,100 plus interest of the $9,100 received in May. We will then allocate to the Subaccount your $4,100 plus $405.49 ($900 x $4100/$9100).

Partial withdrawals from the Guarantee Account do not have to be repaid to receive your Guaranteed Minimum Income Payment. In addition, partial withdrawals may reduce your Death Benefit. See “The Death Benefit” provision in this prospectus.

For more information on surrenders and partial withdrawals, see the “Surrenders and Partial Withdrawals” provision in this prospectus.

Do I have a refund or return privilege?    Yes. You have the right to return the contract to us at our Service Center at the address listed on page 1 of this prospectus and have us cancel the contract within 15 days after its delivery (or longer if required by applicable law).

If you exercise this right, we will cancel the contract as of the Valuation Day we receive your contract with your written request to cancel. Upon receipt of such information, we will send you a refund equal to your Contract Value plus any deductions we have made from your Purchase Payments before their allocation to the Variable Account. See the “Additional Information — Return Privilege” provision in this prospectus.

Are there optional benefits available under the contract?    Optional benefits are available by purchasing one or more of the following riders with the contract. The riders are not available to contracts issued through an Annuity Cross Funding Program.) The riders are:

•	Disability Benefit Rider Option

•	Joint Annuitant Life Benefit Rider Option

•	Unemployment Benefit Rider Option

See “The Contract” and the “Annuity Cross Funding Program” provisions in this prospectus for additional information.

Condensed Financial Information

The value of an Accumulation Unit is determined on the basis of changes in the per share value of the Total Return Fund of GE Investments Funds, Inc. and the assessment of Variable Account charges. The Accumulation Unit value information for Accumulation Units outstanding for the period ended December 31, 2002 are as follows:

There were no Accumulation Unit values outstanding for the period ending December 31, 2002.

Investment Results

At times, the Variable Account may present its investment results or compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature, and advertisements. We will calculate the results on a total return basis for various periods, with or without surrender charges. Results calculated without surrender charges will be higher.

Total returns assume an initial investment of $1,000 and include the reinvestment of all dividends and capital gains of the Total Return Fund of GE Investments Funds, Inc. and the deduction of Portfolio charges and expenses, the contract’s mortality and expense risk charge and the administrative expense charge. Standardized total returns also reflect surrender charges, a maximum one month charge for the optional riders and a $10 billing fee. Non-standardized returns do not reflect charges for the optional riders or the $10 billing fee. Premium taxes are not reflected in any of the calculations, but may apply. See the “Appendix” in this prospectus and the Statement of Additional Information for further information.

Financial Statements

The financial statements for the Company and the Variable Account are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information, call 1-800-313-5282 or write to our Service Center at the address listed on page 1 of this prospectus. In addition, the Statement of Additional Information is available on the SEC’s website at http://www.sec.gov.

The Company

We are a stock life insurance company that was incorporated in New York on February 23, 1988. We principally offer life insurance policies and annuity contracts. We do business in the State of New York. Our Home Office is located at 200 Old Country Road, Suite 240, Mineola, New York 11501. Our Service Center is located at 6610 West Broad Street, Richmond, Virginia 23230. We are obligated to pay all amounts promised under the contract.

Capital Brokerage Corporation serves as principal underwriter for the contracts and is a broker/dealer registered with the SEC. GNA Corporation directly owns the stock of Capital Brokerage Corporation. GNA Corporation, Capital Brokerage Corporation, GE Financial Assurance Holdings, Inc. and GE Investments Funds, Inc. are affiliates of the Company.

We are a charter member of the Insurance Marketplace Standards Association (“IMSA”). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA’s Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

The Variable Account

We established the Variable Account as a separate investment account on April 1, 1996. The Variable Account may invest in mutual funds, unit investment trusts, managed separate accounts, and other portfolios. We use the Variable Account to support the contract as well as for other purposes permitted by law.

Currently, only one Subaccount of the Variable Account is available under the contract. The Subaccount invests exclusively in shares of the Total Return Fund of GE Investments Funds, Inc. (other variable investment options may be available through an available Annuity Cross Funding Program. See the “Annuity Cross Funding” provision in this prospectus).

The assets of the Variable Account belong to us. Nonetheless, we do not charge the assets in the Variable Account with liabilities arising out of any other business which we may conduct. The assets of the Variable Account will, however, be available to cover the liabilities of our General Account to the extent that the assets of the Variable Account exceed its liabilities arising under the contracts supported by it. Income and both realized and unrealized gains or losses from the assets of the Variable Account are credited to or charged against the Variable Account without regard to the income, gains, or losses arising out of any other business we may conduct.

We registered the Variable Account with the SEC as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”). The Variable Account meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account by the SEC. You assume the full investment risk for all amounts you allocate to the Variable Account.

THE SUBACCOUNT AND THE TOTAL RETURN FUND OF GE INVESTMENTS FUNDS, INC.	There is one Subaccount of the Variable Account which corresponds to the Total Return Fund of GE Investments Funds, Inc. offered in the contract. The Total Return Fund of GE Investments Funds, Inc. is registered with the SEC as an open-end management investment company under the 1940 Act.

Before investing in the contract, carefully read the prospectus for the Total Return Fund of GE Investments Funds, Inc., along with this prospectus. We summarize the investment objective of the Total Return Fund of GE Investments, Inc. in the following paragraph. There is no assurance that the Total Return Fund of GE Investments Funds, Inc. will meet this objective. We do not guarantee any minimum value for the amounts allocated to the Variable Account. You bear the investment risk of investing in the Total Return Fund of GE Investments Funds, Inc.

The investment objective and adviser to the Total Return Fund of GE Investments Funds, Inc. is as follows:

Investment Objective	Adviser

Seeks to provide the highest total return, composed of current income and capital appreciation, as is consistent with prudent investment risk by following an asset allocation strategy that provides diversification across a range of asset classes and contemplates shifts among them from time to time.	GE Asset Management Incorporated

We will purchase shares of the Total Return Fund of GE Investments Funds, Inc. at net asset value and direct them to the Subaccount. We will redeem sufficient shares of the Total Return Fund of GE Investments Funds, Inc. at net asset value to pay Death Benefits, surrender proceeds, and partial withdrawals, to make Income Payments, or for other purposes described in the contract. We automatically reinvest all dividend and capital gain distributions of the Total Return Fund of GE Investments Funds, Inc. in shares of the Total Return Fund of GE Investments Funds, Inc. at its net asset value on the date of distribution. In other words, we do not pay dividends or capital gains of the Total Return Fund of GE Investments Funds, Inc. to Owners as additional units, but instead reflect them in unit values.

Shares of the Total Return Fund of GE Investments Funds, Inc. are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies that issue variable annuity contracts and variable life insurance policies. In addition, they may be sold to retirement plans.

When the Total Return Fund of GE Investments Funds, Inc. sells its shares both to variable annuity and to variable life insurance separate accounts, it engages in mixed funding. When the Total Return Fund of GE Investments Funds, Inc. sells its shares to separate accounts of unaffiliated life insurance companies, it engages in shared funding.

The Total Return Fund of GE Investments Funds, Inc. may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in the Total Return Fund of GE Investments Funds, Inc. could conflict. The Board of Directors of the Total Return Fund of GE Investments Funds, Inc. will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the prospectus for the Total Return Fund of GE Investments Funds, Inc. for additional information.

VOTING RIGHTS

As required by law, we will vote shares of the Total Return Fund of GE Investments Funds, Inc. held in the Variable Account at special shareholder meetings based on instructions from you. The voting will be done in accordance with your instructions if you have Subaccount value or are receiving variable Income Payments. However, if the law changes and we are allowed to vote in our own right, we may elect to do so.

Before the Annuity Commencement Date, we will determine the number of votes which an Owner has the right to cast by dividing the value in the Subaccount by the net asset value of the Total Return Fund of GE Investments Funds, Inc. In determining the number of votes, we will recognize fractional shares. On or after the Annuity Commencement Date, an Owner’s voting interest, if any, is determined by dividing the dollar value of the liability for future variable Income Payments to be paid from the Subaccount by the net asset value of the Total Return Fund of GE Investments Funds, Inc. We will designate a date for this determination not more than 90 days before the shareholder meeting.

We will vote shares of the Total Return Fund of GE Investments Funds, Inc. for which no timely instructions are received in the same proportion as those that are received. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever the Total Return Fund of GE Investments Funds, Inc. calls a shareholder meeting, Owners with voting interests in the Total Return Fund of GE Investments Funds, Inc. will be notified of issues requiring the shareholders’ vote as soon as possible before the shareholder meeting. Each person having a voting interest in the Total Return Fund of GE Investments Funds, Inc. will receive proxy voting materials, reports, other materials, and a form with which to give us voting instructions.

Since the Total Return Fund of GE Investments Funds, Inc. may engage in shared funding, other persons or entities besides us may vote shares of the Total Return Fund of GE Investments Funds, Inc.

CHANGES TO THE VARIABLE ACCOUNT AND THE SUBACCOUNT

We reserve the right, within the law, to make additions, deletions and substitutions for the Total Return Fund of GE Investments Funds, Inc. We may substitute shares of other portfolios for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of the Total Return Fund of GE Investments Funds, Inc. should no longer be available, or if investment in the Total Return Fund of GE Investments Funds, Inc. should become inappropriate for the purposes of the contract, in the judgment of our management. The new portfolio may have higher fees and charges than the Total Return Fund of GE Investments Funds, Inc., and not all portfolios may be available to all classes of contracts. Currently, we have no intention of substituting or deleting the current investment option, however, we reserve our right to do so should the current investment option become inappropriate to maintain the guarantees under the contract. We will only substitute the current investment with an equity based investment option should we exercise our right to substitute the current investment option in the future. No substitution or deletion will be made to the contract without prior notice to you and before any necessary approval of the SEC in accordance with the 1940 Act.

We also reserve the right to establish additional subaccounts, each of which would invest in a separate portfolio of GE Investments Funds, Inc., or in shares of another investment company, with a specified investment objective. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, or investment conditions warrant. We will not eliminate a subaccount without prior notice to you and before any necessary approval of the SEC. Not all subaccounts may be available to all classes of contracts.

If permitted by law, we may deregister the Variable Account under the 1940 Act in the event such registration is no longer required; manage the Variable Account under the direction of a committee; or combine the Variable Account with one of our other separate accounts of the Company. Further, to the extent permitted by applicable law, we may transfer the assets of the Variable Account to another separate account.

The Guarantee Account

THE GUARANTEE ACCOUNT

Amounts in the Guarantee Account are held in, and are part of, our General Account. The General Account consists of our assets other than those allocated to our separate accounts. Subject to statutory authority, we have sole discretion over the investment of assets of the General Account. The assets in the General Account are chargeable with liabilities arising out of any business we may conduct.

Due to certain exemptive and exclusionary provisions of the federal securities laws, we have not registered interests in the Guarantee Account under the Securities Act of 1933 (the “1933 Act”), and we have not registered either the Guarantee Account or our General Account as an investment company under the 1940 Act. Accordingly, neither the interests in our Guarantee Account nor our General Account is generally subject to regulation under the 1933 Act and the 1940 Act. Disclosures, or lack thereof, relating to the interests in the Guarantee Account and the General Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

We allocate Scheduled Purchase Payments received in advance of the Monthly Due Date to the Guarantee Account. We then will transfer the required amount to fund the Scheduled Installment to the Subaccount as of the Monthly Due Date.

Flexible Purchase Payments may be made in an amount equal to or less than 13 months of your Scheduled Installments. All Flexible Purchase Payments will be allocated to the Guarantee Account. The Flexible Purchase Payments will, in turn, be used to make your monthly Scheduled Installments for the number of months the payment received will allow, not to exceed 13 monthly Scheduled Installments. Amounts allocated to the Guarantee Account can never be greater than an amount equal to 13 monthly Scheduled Installments at any one time.

We determine the interest rates credited to assets in the Guarantee Account at our sole discretion. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the amounts we receive as purchase payments or transfers of assets under the contracts. You will have no direct or indirect interest in these investments. We also will consider other factors in determining interest rates for a guarantee period including, but not limited to, regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends, and competitive factors. Amounts you allocate to the Guarantee Account will not share in the investment performance of our General Account. We cannot predict or guarantee the level of interest rates in the future, however, the interest rates credited will be at least the guaranteed interest rate shown in your contract.

The Contract

The contract is a scheduled purchase payment variable deferred annuity contract. We describe your rights and benefits below and in the contract.

PURCHASING A CONTRACT

You may purchase a contract through an authorized sales representative. The sales representative will send your completed application to us, and we will decide whether to accept or reject it. If we accept your application, our legally authorized officers will prepare and execute a contract. We then send the contract to you through your sales representative. See the “Sales of the Contract” provision in this prospectus.

If we receive a completed application and all other information necessary for processing a purchase order, we will apply your initial Purchase Payment, which can be either a Scheduled Purchase Payment, a Flexible Purchase Payment or both, no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold your initial Purchase Payment for no more than five business days. If the application cannot be completed within those five days, we will inform you of the reasons, and will return your initial Purchase Payment immediately (unless you specifically authorize us to keep the initial Purchase Payment until the application is complete). Once you complete your application, we must apply the initial Purchase Payment within two business days. Scheduled Purchase Payments will be applied to the Subaccount. The date we apply the initial Purchase Payment becomes the Contract Date. We will apply any additional Purchase Payments received after the Contract Date on the Valuation Day on which they are received.

To apply for a contract, you must be of legal age in the State of New York. The person(s) designated as the Annuitant(s) must be younger than age 71.

We may sell the contract as Non-Qualified, as well as for use with certain qualified retirement plans. Please be aware that if you are purchasing the contract for use with a qualified retirement plan, the contract includes features such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit. Please consult a tax adviser to determine whether this contract is an appropriate investment for the qualified retirement plan.

Purchasing the contract through a tax-free “Section 1035” exchange.    Section 1035 of the Code generally permits you to exchange one annuity contract or variable life insurance policy for another in a “tax-free exchange.” Therefore, you can use the proceeds from another annuity contract or life insurance policy to make Scheduled Purchase Payments or Flexible Purchase Payments (provided the amount received from the 1035 exchange does not exceed 13 months of Scheduled Installments). Before making an exchange to acquire this contract, you should carefully compare this product to your current contract or policy. Your may have to pay a surrender charge under your current contract or policy to exchange it for this contract, and this contract has its own surrender charges which would apply to you. The other fees and charges under this contract may be higher (or lower), and the benefits may be different, than those of your current contract or policy. In addition, you may have to pay federal income and penalty taxes on the exchange if it does not qualify for Section 1035 treatment. You should not exchange your current contract or policy for this contract unless you determine, after evaluating all of the facts, that the exchange in your best interest. Please note that the person who sells you this contract will generally earn a commission.

OWNERSHIP

As Owner(s), you have all the rights under the contract, subject to the rights of any irrevocable beneficiary. Ownership rights may be restricted by court orders, child support or tax collection actions or other legal proceedings.

Two persons may apply for a contract as Joint Owners. Joint Owners have equal undivided interests in their contract. This means that each may exercise any ownership rights on behalf of the other except for ownership changes. Joint Owners also have the right of survivorship. This means if a Joint Owner dies, his or her interest in the contract passes to the surviving Owner. You must have our approval to add a Joint Owner after we issue the contract. Joint Owners added after the Contract Date must be spouses. We may require additional information, such as a copy of your marriage certificate, if Joint Ownership is requested after the Contract Date. During the Annuitant(s)’s life, you can change any non-natural Owner to another non-natural Owner.

Except for non-natural Owners, an Owner must be an Annuitant. Therefore, if two natural persons are Joint Owners, they must be Joint Annuitants as well. You cannot change the Annuitant(s) without our consent. If any Owner is not a natural person, a Joint Annuitant cannot be added or removed after the contract is issued.

If you purchase this contract with a flexible purchase payment variable deferred annuity contract issued by the Company (“Funding Annuity”) pursuant to an “Annuity Cross Funding Program”, the Owner and Joint Owner (if applicable), Annuitant and Joint Annuitant (if applicable) of this contract, must be the same as the Owner or Joint Owner (if applicable), Annuitant and Joint Annuitant (if applicable) of the Funding Annuity. (See the “Annuity Cross Funding Program” provision.)

ASSIGNMENT

An Owner of a Non-Qualified Contract may assign some or all of his or her rights under the contract. An assignment must occur before the Annuity Commencement Date and while the Annuitant is still living. Once proper notice of the assignment is recorded by our Service Center, the assignment will become effective as of the date the written request was signed.

Qualified Contracts may not be assigned, pledged or otherwise transferred except where allowed by law.

We are not responsible for the validity or tax consequences of any assignment. We are not liable for any payment or settlement made before the assignment is recorded.

Assignments will not be recorded until our Service Center receives sufficient direction from the Owner and the assignee regarding the proper allocation of contract rights.

Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that the cash value exceeds the investment in the contract for the taxable year in which it was pledged or assigned. Amounts assigned may be subject to a tax penalty equal to 10% loss of the amount included in gross income.

Assignment of the entire Contract Value may cause the portion of the contract exceeding the total investment in the contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

GUARANTEED MINIMUM INCOME PAYMENTS

The contract offers you guaranteed periodic annuity benefits that can protect your investment against the adverse results of poor Subaccount performance. If you make all Scheduled Installments on time and pay back the amount of any partial withdrawal received from the Subaccount with interest within one year of the partial withdrawal (but not later than the Annuity Commencement Date), then we guarantee that no matter how the Subaccount performs, each Monthly Income Payment you receive will never be less than the amount of the Guaranteed Minimum Income Payment.

Should you miss a Scheduled Installment, you may still meet the requirement for making Scheduled Installments:

(1)	if you pay any missed Scheduled Installment(s) and any missed monthly billing fee(s), with interest, within one year of the due date of the missed Scheduled Installment (but not later than the Annuity Commencement Date); and

(2)	you make no more than 24 Scheduled Installments over the life of the contract outside of the grace period (within 30 days after the date each Scheduled Installment is due).

Should you fail to meet the conditions listed above, you may still be entitled to reduced Guaranteed Minimum Income Payments pursuant to a vesting schedule under the contract (see the “Guaranteed Minimum Income Payments” section for additional information). If you do not meet the conditions listed above, and you are not entitled to reduced Guaranteed Minimum Income Payments under the contract, you will lose your right to Guaranteed Minimum Income Payments.

PURCHASE PAYMENTS	General. Purchase Payments can be Scheduled Purchase Payments or Flexible Purchase Payments. Purchase Payments received will be allocated as follows:

(1)	Any Scheduled Purchase Payment made on or after the Monthly Due Date for purposes of satisfying a Scheduled Installment will be allocated to the Subaccount.

(2)	Any Scheduled Purchase Payment made for purposes of satisfying a Scheduled Installment, but received prior to that installment’s Monthly Due Date will be allocated to the Guarantee Account until the Monthly Due Date. On the Monthly Due Date, that Purchase Payment will be transferred to the Subaccount.

(3)	Any Flexible Purchase Payment received will be allocated to the Guarantee Account. Flexible Purchase Payments can never cause assets in the Guarantee Account to be greater than an amount equal to 13 monthly Scheduled Installments at any one time.

Transfers or payments to the Subaccount cannot be greater than the Scheduled Installment amount. Scheduled Installments can be made by:

(1)	Scheduled Purchase Payments;

(2)	transfers from the Guarantee Account through Flexible Purchase Payments (such Flexible Purchase Payments may not cause assets in the Guarantee Account to be greater than an amount equal to 13 months of Scheduled Installments);

(3)	transfers from another variable deferred annuity contract issued by GE Capital Life Assurance Company of New York (or one of its affiliated companies) under an approved Annuity Cross Funding Program; or

(4)	a combination of any of the above.

The total Purchase Payments for all contracts issued to any one Owner and/or Annuitant cannot exceed $2,000,000 without prior approval from our Service Center.

Establishing Scheduled Installments.    We determine your right to receive the Guaranteed Minimum Income Payment in part by the timely payment of the Scheduled Installments. Scheduled Installments are the monthly investments that you must make to the Subaccount during the Accumulation Period of your contract. You may make Scheduled Installments through a combination of Scheduled Purchase Payments and Flexible Purchase Payments.

We establish the amount and number of your Scheduled Installments when we issue your contract. Once established, the number and amount of the Monthly Scheduled Installments cannot be changed. The amount and number of Monthly Scheduled Installments depends in part on the amount of Guaranteed Minimum Income Payments and the Annuity Commencement Date you request at the time of application.

Guaranteed Minimum Income Payments and Amount of Scheduled Installments.    The Guaranteed Minimum Income Payment is the minimum Monthly Income Payment we promise to pay beginning on the Annuity Commencement Date and continuing for the lifetime of the Annuitant(s) (or, if such Annuitant(s) dies before the end of a certain stated number of years, for that number of years) provided you have met the conditions necessary to receive the payments.

In the event that an Owner marries after we issue the contract, upon our approval, he or she may add their spouse as a Joint Owner and Joint Annuitant before the Annuity Commencement Date. If we approve the change, the amount and duration of your Scheduled Installments will not change; however, we will reduce the amount of your Guaranteed Minimum Income Payments because we expect to make such payments for a longer period of time (i.e., until the death of the last surviving spouse). The Guaranteed Minimum Income Payments will be reduced as if the spousal Joint Owner was added to the contract on the Contract Date. In addition, if you purchase this contract pursuant to an Annuity Cross Funding Program, the Owner, Joint Owner (if applicable), Annuitant, and Joint Annuitant (if applicable) of this contract, must be the same as the Owner, Joint Owner (if applicable), Annuitant and Joint Annuitant (if applicable) of the Funding Annuity. (See the “Annuity Cross Funding” provision of this prospectus.)

When you apply for a contract, your application must provide us with:

•	the age (and for Non-Qualified Contracts, the gender) of the Annuitant(s);

•	the Accumulation Period (the Accumulation Period must be at least 10 years);

•	the minimum number of years (between 10 and 50, in five year increments) for which you would like income payments to be made; and

•	one of the following items of information:

—	the amount of the Guaranteed Minimum Income Payment you want; or

—	how much you want to pay in Scheduled Purchase Payments.

With either item of information, we can determine the other item.

If this contract is purchased pursuant to an Annuity Cross Funding Program and the Annuity Commencement Date is changed after the contract is issued, you will lose your right to Guaranteed Minimum Income Payments.

When we compute the amount of your Guaranteed Minimum Income Payments that your Scheduled Installments purchase, we consider a number of factors, including:

•	expected mortality;

•	persistency;

•	length of Accumulation Period;

•	length of certain period;

•	expected investment performance; and

•	length of maintenance, acquisition and distribution expenses.

Most of these factors may vary from one Owner and/or one market to another. Of the factors listed, the ones most likely to vary by market are: expected mortality, expected persistency, as well as acquisition and distribution expenses.

Mortality is dependent on many things, including age, gender, occupation, smoking status, socio-economic status, marital status, place of residence, etc. Age and gender are expressly reflected in the calculation of the Guaranteed Minimum Income Payment.

Persistency is also (or can be) impacted by age, occupation, socio-economic status, marital status, etc. Persistency is not directly used in the calculation of the Guaranteed Minimum Income Payment but is an important consideration in the pricing process that determines the level of Guaranteed Minimum Income Payment we can offer.

Acquisition and distribution expenses vary by the market in which the contract is sold, e.g. a group sale generally has lower distribution costs per dollar of Purchase Payment than an equivalent number of individual sales. Distribution expenses are not directly reflected in the calculation of the Guaranteed Minimum Income Payment but are an important consideration in the pricing process.

We will not necessarily reflect any or all of these factors in determining the Guaranteed Minimum Income Payment formula for a given market. We reserve the right to recognize the impact of these differences should we sell into markets that are homogeneous with respect to one or more of the factors.

See the “Guaranteed Minimum Income Payments” provision in this prospectus.

Making Scheduled Installments.    You must make Scheduled Installments on the Monthly Due Date. The minimum monthly Scheduled Installment is $100. You may make Scheduled Installments to the Subaccount in one of the following ways:

(1)	by making Scheduled Purchase Payments when due;

(2)	by making transfers from the Guarantee Account through Flexible Purchase Payments (such Flexible Purchase Payments may not cause assets in the Guarantee Account to be greater than an amount equal to 13 months of Scheduled Installments);

(3)	by transferring assets from another variable deferred annuity contract issued by GE Capital Life Assurance Company of New York (or one of its affiliated companies) pursuant to an approved Annuity Cross Funding Program; or

(4)	by any combination of the above.

We allocate a Scheduled Purchase Payment received before its Monthly Due Date to the Guarantee Account. We will transfer that early payment from the Guarantee Account to the Subaccount on the Monthly Due Date. In the event that we do not receive your Scheduled Purchase Payment on or before its Monthly Due Date, we will use any Guarantee Account Value to make up the missed Scheduled Purchase Payment. If the Guarantee Account Value is insufficient for this purpose, then that Scheduled Installment is in default.

ANNUITY CROSS FUNDING PROGRAM

This section of the prospectus describes a program that may permit you (if you are eligible) to purchase a flexible purchase payment variable deferred annuity contract issued by the Company and use it to make payments to this annuity contract. We refer to the program as the “Annuity Cross Funding Program” because you take Systematic Withdrawals from the flexible purchase payment variable deferred annuity (referred to as the “Funding Annuity”) to make payments to this contract.

What is the Annuity Cross Funding Program?    Under the contract offered by this prospectus, the maximum amount that can be allocated to the Subaccount is the Scheduled Installment due on each Monthly Due Date. The Annuity Cross Funding Program is designed to provide you with additional variable investment options in which to allocate assets.

How does the Annuity Cross Funding Program work?    To participate in the Annuity Cross Funding Program, you must satisfy certain eligibility requirements and receive our prior approval. The Funding Annuity used in the Annuity Cross Funding Program must be issued on the same date as the Contract Date of this contract. In addition, the Annuity

Commencement Date for the Funding Annuity and the Annuity Commencement Date for this contract must be the same date and not later than the date shown on the contract data page when the contract is issued (i.e., the Annuity Commencement Date for this contract and the Funding Annuity may be changed, but if change, must be changed concurrently, in writing by the Owner (or Annuitant if the Owner is a non-natural person) and may only be changed if the new Annuity Commencement Date established is prior to the original Annuity Commencement Date and at least 10 years after the contract issue date). If you change the Annuity Commencement Date after the date the contract is issued, you will lose your right to Guaranteed Minimum Income Payments.

Currently the Annuity Cross Funding Program permits you to allocate contract value you have in the Funding Annuity to this contract to the Subaccount in an amount not more than the Scheduled Installment amount; you may request that monthly Scheduled Installments be made by a series of automatic monthly transfers.

You may not allocate contract value from the Funding Annuity to the Guarantee Account of this contract without our prior approval. You may not purchase the optional riders under this contract if you elect to participate in the Annuity Cross Funding Program.

There is no charge for participating in the Annuity Cross Funding Program. The Annuity Cross Funding Program will terminate automatically when the Systematic Withdrawals from the Funding Annuity cause the contract value in the Funding Annuity to be less than $100. You may discontinue the Annuity Cross Funding Program at any time by notifying us in writing at our Service Center. Discontinuing the Annuity Cross Funding Program could cause you to lose your guarantee under this contract if Scheduled Purchase Payments are not completed under the terms of this annuity contract.

The actual performance of a Funding Annuity may directly affect the amount of purchase payments that must be allocated to a Funding Annuity in order to make all required Scheduled Installments for this annuity contract. If the Subaccounts of the Funding Annuity in which assets are allocated do not perform as anticipated, it may be necessary to make additional purchase payments to either the Funding Annuity or this annuity so that the right to Guaranteed Minimum Income Payments upon annuitization is not lost.

Funding Annuities are offered by separate prospectuses.    Only variable annuity contracts currently issued by us or one of our affiliated companies and offered for use in an Annuity Cross Funding Program may be purchased as a Funding Annuity. The Funding Annuity is not offered by this prospectus. The Funding Annuity is offered only by the current prospectus for the applicable Funding Annuity.

Funding Annuities are variable annuity contracts that may involve investment risk.    As with other variable annuity contracts, amounts allocated to variable investment options under the Funding Annuity involve investment risk and you may lose some or all of such amounts, including amounts you may intend to transfer from the Funding Annuity to the Subaccount in the future to satisfy Scheduled Installment requirements. Funding Annuities may not offer guaranteed investment options, and the ability to transfer contract value from the Funding Annuity to the Guaranteed Account under this contract may be subject to restrictions and/or limitations.

Annuity Cross Funding Program — tax treatment of the annuity contracts.    Under an Annuity Cross Funding Program we will treat transfers from the Funding Annuity to this contract as non-taxable transfers within a single annuity contract for Federal tax purposes only if this contact and the Funding Annuity each satisfy certain requirements upon issue. Our ability to continue to treat transfers from the Funding Annuity to this contract as non-taxable transfers within a single annuity contract for Federal tax purposes may be adversely affected if certain changes are made to either contract after issue. Changing the Annuity Commencement Date for this contract or the Funding Annuity once a Cross Funding Program has begun may have adverse tax consequences, and you should consult a tax adviser before making any such change. In addition, you should carefully consider your ability to make additional purchase payments, if necessary, with respect to the Funding Annuity.

Both contracts must have the same Owner, Joint Owner if any, and Annuitant (as well as Joint Annuitant, if any.) The Beneficiaries need not be the same. Changing an Owner, Annuitant, or Beneficiary, if permitted by the contract, may have adverse tax consequences. You should consult a tax adviser before making such a change.

This contract permits you for a limited period to return it for a refund as described under the “Return Privilege” section of this prospectus. Funding Annuities we offer may also provide a return privilege. You may choose to return either the Funding Annuity, this contract, or both contracts in accordance with the applicable return privilege. Returning either this contract or the Funding Annuity in accordance with the applicable return privilege without also returning the other contract may result in adverse tax consequences and you should consult a tax adviser before returning only one contract.

Transfers from this annuity to the Funding Annuity are not permitted. Transfers may be permitted from the Funding Annuity to this contract. Amounts may be transferred from the Funding Annuity to repay amounts withdrawn from the Subaccount under this contract. Amounts transferred from the Funding Annuity to this annuity are not subject to surrender charges under the Funding Annuity, but amounts surrendered or partially withdrawn from the Funding Annuity may be subject to surrender charges. In addition, while surrender charges applicable to a Funding Annuity may decline over certain periods, amounts transferred from the Funding Annuity to this annuity may be subject to surrender charges upon a partial withdrawal or surrender. The surrender charge applicable to amounts transferred to this annuity may be higher than those applicable to such amounts had they remained invested in the Funding Annuity.

If you request a partial withdrawal or surrender while participating in an Annuity Cross Funding Program, you must designate whether the partial withdrawal or surrender is to be made from the Funding Annuity or this annuity. Surrender charges and any other applicable charges will be assessed according to the provisions of the contract from which the partial withdrawal or surrender is made and as disclosed in the prospectus for that contract. You should be aware that the tax treatment of partial withdrawals or surrenders from either this contract or the contract for the Funding Annuity will be affected by partial withdrawals or surrenders, as well as gains or losses with respect to the other contract. You should consult a tax adviser before requesting partial withdrawals or surrenders from this contract or the Funding Annuity while participating in an Annuity Cross Funding Program.

Death benefits will be calculated and paid separately in accordance with the provisions of this contract or the Funding Annuity as the case may be, and as disclosed in the prospectus for the respective contract.

Annuity payments will be calculated and paid in accordance with the provisions of this contract and the Funding Annuity (including the respective annuity tables of such contracts) and the provisions of the respective prospectuses for and administrative procedures applicable to each such contract. However, this contract and the Funding Annuity will be aggregated and treated as one contract for purposes of the tax treatment of such annuity payments. You should consult a tax adviser before requesting annuity payments to start under this contract and/or the Funding Annuity and before commuting any such annuity payments before the payment date for such payment.

This discussion of the Annuity Cross Funding Program does not attempt to address the tax and other treatment of every transaction that could be effected under this contract or a Funding Annuity in connection with an Annuity Cross Funding Program. You should consult a tax adviser before you purchase this contract and/or the Funding Annuity in connection with an Annuity Cross Funding Program.

Grace Period.    The contract permits a 30-day grace period for the payment of each Scheduled Installment. This grace period begins the day after the Monthly Due Date for the Scheduled Installment. If the Scheduled Installment remains in default past the end of the grace period an interest rate at an effective annual rate of 6% will be changed to all outstanding amounts. If the Scheduled Installment(s) remains in default past 12 months from the original due date, you will lose the right to Guaranteed Minimum Income Payments (unless you meet the requirements for reduced Guaranteed Minimum Income Payments pursuant to a vesting schedule).

Reinstatement.    We will notify you of any delinquent payments on subsequent billing notices. In addition, if more than 9 months have passed from the date of the missed Scheduled Installment, we will send you notices once per month, up to the 12th month, that you are in danger of forfeiting your right to the Guaranteed Minimum Income Payments. You may reinstate your right to the Guaranteed Minimum Income Payment by paying the missed Scheduled Installment(s), or the missing portion thereof, within the earlier of:

(1)	one year of its Monthly Due Date; or

(2)	the Annuity Commencement Date.

You also must pay us any monthly billing fee associated with the defaulted Scheduled Installment, as well as interest on both at an annual rate of 6%. Interest accrues from the date of the end of the grace period for the defaulted Scheduled Installment (or portion thereof) until the date of the next Monthly Due Date following the receipt of the payment. We will notify you of the exact amount you owe.

We allocate Purchase Payments for the missed portion of the Scheduled Installments to the Subaccount as of the date that we receive them.

We apply Purchase Payments representing less than the full amount owed in connection with a missed Scheduled Installment in the following order:

(1)	to the missed portion of the Scheduled Installment;

(2)	amounts due for any riders;

(3)	to any applicable monthly billing fees; and then

(4)	interest.

If more than one Scheduled Installment is in default, we apply any Purchase Payment you make to pay the most recently missed Scheduled Installment (or portion thereof). We will reinstate your right to receive full Guaranteed Minimum Income Payments only after you have paid us all of your missed Scheduled Installments, all monthly billing fees, and any interest you owe on the foregoing. To retain your right to full Guaranteed

Minimum Income Payments, you may make no more than 24 Scheduled Installments outside the grace period over the life of your contract. If you fail to pay any Scheduled Installment with any applicable monthly billing fee, and interest that is charged on it within one year from its Monthly Due Date (but not later than the Annuity Commencement Date), you forfeit your right to receive the Guaranteed Minimum Income Payments and you cannot reinstate it, (but may still be eligible for reduced Guaranteed Minimum Income Payments pursuant to a vesting schedule in accordance with the terms of your contract). See the “Guaranteed Minimum Income Payments” provision of this prospectus.

Scheduled Purchase Payments.    When we issue a contract, we will send you a contract data page which includes your schedule of Scheduled Purchase Payments. The minimum Scheduled Purchase Payment is $25.

You may make Scheduled Purchase Payments through automatic transfers from your bank account (i.e., electronic fund transfers). Doing this helps ensure that you will make your Scheduled Purchase Payments on the Monthly Due Date. If you do not use electronic fund transfers to make your Scheduled Purchase Payments, we charge a monthly fee of $10.00 for sending you monthly “bills” and manually processing the payments. This $10.00 fee is in addition to any required Scheduled Purchase Payment. The $10.00 fee is taken prior to the allocation of your Scheduled Purchase Payment to the Subaccount.

Flexible Purchase Payments may be made in an amount equal to or less than 13 months of your Scheduled Installments. All Flexible Purchase Payments will be allocated to the Guarantee Account. The Flexible Purchase Payments will, in turn, be used to make your monthly Scheduled Installments for the number of months the payment received will allow, not to exceed 13 monthly Scheduled Installments. Amounts allocated to the Guarantee Account can never be greater than an amount equal to 13 monthly Scheduled Installments at any one time.

We will return within 30 days of receipt, any Flexible Purchase Payment (or any portion thereof) that causes the amount allocated to the Guarantee Account to exceed 13 months of Scheduled Installments. The total Purchase Payments for all contracts issued to any one Owner cannot exceed $2,000,000 without prior Service Center approval.

Allocation of Purchase Payments.    We allocate Scheduled Purchase Payments received on the Monthly Due Date, as well as any payments past due that we receive, directly to the Subaccount on the Valuation Day we receive such payment. We allocate any Scheduled Purchase Payment we receive before the Monthly Due Date to the

Guarantee Account, and transfer that payment to the Subaccount as of the Monthly Due Date. We allocate Flexible Purchase Payments received to the Guarantee Account. Flexible Purchase Payments received must not cause your assets allocated to the Guarantee Account to exceed an amount equal to 13 Scheduled Installments. Any amount received that causes the Guarantee Account to exceed 13 Scheduled Installments will be returned to you within 30 days of receipt. Amounts in the Guarantee Account will then be transferred systematically on a monthly basis to the Subaccount in the amount of your Scheduled Installments until your assets in the Guarantee Account are liquidated.

Purchase Payment Allocation Table

Type of Payment	When Received	Where Allocated

Scheduled Purchase Payment or portion thereof	Monthly Due Date	Subaccount

Scheduled Purchase Payment or portion thereof	Before Monthly Due Date	Guarantee Account

Scheduled Purchase Payment or portion thereof	After Monthly Due Date	Subaccount for any past due Scheduled Installment, then Guarantee Account for remainder

Flexible Purchase Payment	On or After Contract Date	Guarantee Account

Optional Riders.    To reduce the risk that unforeseen events could leave you without the resources to make Scheduled Purchase Payments, we offer three optional riders that you may purchase at contract issue or on a contract anniversary (provided that you remain eligible to receive Guaranteed Minimum Income Payments). Under each of these riders, we will waive all or a portion of the Scheduled Purchase Payments due during the periods specified in each rider. These riders are not available to contracts issued through an approved Annuity Cross Funding Program. See the “Annuity Cross Funding Program” provision in this prospectus for more information.

When you apply for an Optional Rider, you tell us how much of a Scheduled Purchase Payment you would like us to waive. Owners and Joint Owners may designate any combination of percentages as long as such percentages are in whole numbers and equal 100%. Once a percentage of Scheduled Purchase Payments waived has been designated, it cannot be changed. The available riders are:

•	Disability Benefit Rider — This rider provides that, during the life of the covered Annuitant, should the covered Annuitant become totally disabled (as defined in the rider), all or a portion of the Scheduled Purchase Payments due during the period of total disability will be waived. Also, we will waive all or a portion of payments for other riders due during the period of total disability for the period we waive Scheduled Purchase Payments. (Portions of a Scheduled Purchase Payment may be waived in cases of Joint Owners/Joint Annuitants where one spouse becomes disabled. For instance, if the husband is covered for 60% of a Scheduled Purchase Payment and he becomes totally disabled, as defined by the rider, AND the husband is the covered Annuitant, then we will waive 60% of the Scheduled Purchase Payment.) We will calculate the Monthly Income Benefit and Death Benefit under the contract as if you had paid the waived Scheduled Purchase Payment when due. However, the waived Scheduled Purchase Payments do not increase the Surrender Value of the contract. If you surrender the contract, the Monthly Income Benefit and the Death Benefit associated with the waived Scheduled Purchase Payments will remain in effect.

We will credit the disability benefit provided under this rider on each Monthly Due Date during a period beginning from the date of total disability to the earliest of:

(1)	the contract anniversary on or next following the covered Annuitant’s 65th birthday;

(2)	the Annuity Commencement Date;

(3)	the covered Annuitant’s recovery from total disability; or

(4)	the covered Annuitant’s death.

Benefits take effect only after 90 days of continuous total disability. If the benefits take effect, we will waive Scheduled Purchase Payments missed during the 90 day period and will reapply any Scheduled Purchase Payments you made during that period to the Guarantee Account.

•

Unemployment Benefit Rider — This rider provides that if the covered Annuitant becomes unemployed, all or a portion of the Scheduled Purchase Payments due during the period of unemployment (up to a maximum of one year per five-year period — the “benefit period”) will be waived. Also, we will waive all or a portion of payments required for other riders due during the period we waive the Scheduled Purchase Payments for the Unemployment Benefit Rider. (Portions of a Scheduled Purchase Payment may be waived in cases of Joint Owners/Joint Annuitants where one spouse becomes unemployed. For instance if the husband is covered for 60% of a Scheduled Purchase Payment and he becomes unemployed and the husband is the covered Annuitant, we will waive 60% of the Scheduled Purchase Payment.)

To receive this benefit:

(1)	the covered Annuitant must be receiving state unemployment benefits for at least 90 consecutive days;

(2)	the rider must be in effect for one year; and

(3)	we must receive satisfactory proof of unemployment at our Service Center.

Satisfactory proof of unemployment consists of a letter from the appropriate state government department responsible for administering unemployment benefits.

Benefits will be covered for only one benefit period during any five-year period. We will consider a period of unemployment as a continuation of the previous benefit period if:

(1)	the unemployment occurs within 30 days of the end of a benefit period; and

(2)	the full year of the benefit period has not been completed.

If the covered Annuitant becomes unemployed during the first contract year, we will waive Scheduled Purchase Payments beginning on the next contract anniversary if:

(1)	the covered Annuitant has been receiving state unemployment benefits for at least 90 consecutive days; and

(2)	the period of unemployment continues through the date the rider has been in effect for one year.

Although the maximum benefit period is one year, the benefit period will not continue beyond the earliest of:

(1)	the contract anniversary on or next following the covered Annuitant’s 65th birthday;

(2)	the Annuity Commencement Date;

(3)	the contract surrender date;

(4)	the Monthly Due Date after we receive your request to end the rider;

(5)	the loss of state unemployment benefits; or

(6)	the covered Annuitant’s death.

If the benefit provided by this rider ends before the Annuity Commencement Date, you must resume making Scheduled Purchase Payments in order to keep your right to Guaranteed Minimum Income Payments in effect.

We will not credit the benefits provided by this rider if the unemployment is:

(1)	voluntary;

(2)	caused by a self-inflicted injury; or

(3)	the result of being in prison for a period exceeding 90 days.

The waiver of Scheduled Purchase Payments provided by this rider will not increase your Surrender Value prior to the Annuity Commencement Date. However, we will calculate the Monthly Income Benefit and the Death Benefit available under the contract as if you had paid the Scheduled Purchase Payment when due.

•	Joint Annuitant Life Rider — This rider is only available for spouses. This rider provides that if a covered Joint Annuitant dies, all or a portion of the Scheduled Purchase Payments will be waived. (Portions of Scheduled Purchase Payments are waived in cases of Joint Owners/Joint Annuitants where one spouse dies. For example, if a husband is covered for 60% of the monthly Scheduled Purchase Payment and he passes away, then we will waive 60% of the Scheduled Purchase Payment from the date of the husband’s death until the Annuity Commencement Date.) We will calculate the Monthly Income Benefit and Death Benefit under this contract as if the Scheduled Purchase Payments waived had been paid when due. However, the waived Scheduled Purchase Payments do not increase the Surrender Value of the contract. If you surrender the contract, the Monthly Income Benefit and the Death Benefit associated with the waived Scheduled Purchase Payments will remain in effect.

Benefits under this rider will be covered from the date of the covered Annuitant’s death until the earlier of:

(1)	the contract anniversary on or next following the surviving Joint Annuitant’s 65th birthday; or

(2)	the Annuity Commencement Date.

The charges for the optional riders are in addition to your Scheduled Purchase Payments. The amount paid for the optional riders is taken prior to the allocation of any assets to any account. The riders and your contract’s data pages provide more detailed information about the riders including certain conditions and limitations. The riders may not be available in qualified plans, or in all markets.

VALUATION OF ACCUMULATION UNITS

Upon allocation or transfer to the Subaccount, we convert Scheduled Purchase Payments into Accumulation Units. We determine the number of Accumulation Units credited by dividing the dollar amount directed to the Subaccount by the value of an Accumulation Unit for the Subaccount on the Valuation Day on which the Scheduled Purchase Payment is invested in the Subaccount. Therefore, Scheduled Purchase Payments allocated to the Subaccount increase the number of Accumulation Units credited to the contract.

Partial withdrawals, surrenders, payment of a Death Benefit, and the application of Subaccount Value to acquire Monthly Income Payments on the Annuity Commencement Date all result in the cancellation of an appropriate number of Accumulation Units. We cancel Accumulation Units as of the end of the Valuation Period in which we receive notice or instructions relating to the event.

The Accumulation Unit value at the end of every Valuation Day equals the Accumulation Unit value at the end of the preceding Valuation Day multiplied by the net investment factor (described below). We arbitrarily set the Accumulation Unit value at the inception of the Subaccount at $10.00. On any Valuation Day, we determine your Subaccount Value by multiplying the number of Accumulation Units attributable to your contract by the Accumulation Unit value for that day.

The net investment factor is an index used to measure the investment performance of the Subaccount from one Valuation Period to the next. The net investment factor for the Subaccount for any Valuation Period reflects the change in the net asset value per share of the Total Return Fund of GE Investments Funds, Inc. from one Valuation Period to the next, adjusted for the daily deduction of the administrative expense and mortality and expense risk charges from assets in the Subaccount. If any “ex-dividend” date occurs during the Valuation Period, we take into account the per share amount of any dividend or capital gain distribution. Also, we take into account a charge or credit for any reserved taxes, which we determine to have resulted from the operations of the Subaccount.

The value of an Accumulation Unit may increase or decrease based on the net investment factor. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the Total Return Fund of GE Investments Funds, Inc. because of the deduction of Variable Account charges. Though the number of Accumulation Units will not change as a result of investment experience, the value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period.

Surrenders and Partial Withdrawals

We will allow the surrender of the contract or a partial withdrawal of your Contract Value, subject to the conditions set forth below.

You may take a partial withdrawal or surrender at any time before the Annuity Commencement Date. Partial withdrawals must be at least $100. A partial withdrawal or surrender is effective as of the Valuation Day we receive your request at our Service Center in a form acceptable to us. Unless you request otherwise, we will take any partial withdrawal:

(1)	first from the Guarantee Account; and

(2)	then from the Subaccount.

You will need to make Scheduled Purchase Payments when you otherwise would not have to if you take partial withdrawals from the Guarantee Account, since such amounts will no longer be available for monthly Scheduled Installments.

Partial withdrawals and surrenders may be subject to surrender charges. When taking a partial withdrawal, any applicable surrender charge and premium tax will be taken from the amount withdrawn. See the “Charges and Other Deductions” provision in this prospectus. A partial withdrawal may also reduce the amount of your Death Benefit. See “The Death Benefit” provision in this prospectus.

You may surrender your contract on the Annuity Commencement Date for the Contract Value as of that Valuation Day, without any surrender charge. In order to receive the lump sum payment, you must notify us at our Service Center of your intent to receive a lump sum payment on the Annuity Commencement Date within at least 10 business days and not more than 90 days prior to the Annuity Commencement Date. You will lose any Guaranteed Minimum Income Payments upon annuitization if you elect to receive a lump sum payment. If an Owner dies after notification is received, but prior to the Annuity Commencement Date, payment will be made in accordance with the “Death Benefit Upon Death of An Owner Before the Annuity Commencement Date” provision in this prospectus.

We may delay making a payment if:

(1)	the disposal or valuation of the Variable Account’s assets is not reasonably practicable because the New York Stock Exchange is closed;

(2)	on nationally recognized holidays, trading is restricted by the New York Stock Exchange;

(3)	an emergency exists making the disposal or valuation of securities held in the Variable Account impracticable; or

(4)	the SEC by order permits postponement of payment to protect our owners.

Rules and regulations of the SEC will govern as to when the conditions described in (3) and (4) above exist. If we are closed on days when the New York Stock Exchange is open, Contract Value may be affected since Owners will not have access to their account.

In addition, you may be subject to an ordinary income tax and a 10% penalty tax, if you are younger than age 59 1/2 at the time of the surrender or partial withdrawal. A surrender or a partial withdrawal may also be subject to income tax withholding. See the “Federal Tax Matters” provision in this prospectus.

Telephone Withdrawals.    You may take partial withdrawals under your contract by writing us in a form acceptable to us, or calling us provided we received your prior written authorization to take partial withdrawals over the telephone at our Service Center. You only can surrender your contract by writing our Service Center.

We will employ reasonable procedures to confirm that instructions we receive are genuine. Such procedures may include, among others:

•	requiring you or a third party you authorized to provide some form of personal identification before we act on the telephone instructions;

•	confirming the telephone transaction in writing to you or a third party you authorized; and/or

•	tape-recording telephone instructions.

If we do not follow reasonable procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or prohibit telephone withdrawals.

To request a telephone withdrawal, please call us at 1-800-313-5282.

Special Note on Reliability.    Please note that our telephone system may not always be available. Any telephone system, whether it is yours, your service provider’s or your registered representative’s, can experience unscheduled outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you can make your transaction request by writing our Service Center at the address listed on page 1 of this prospectus.

Repayment of Partial Withdrawals of Subaccount Value.    To remain eligible to receive Guaranteed Minimum Income Payments (or full Guaranteed Minimum Income Payments if you are eligible for reduced Guaranteed Minimum Income Payments pursuant to a vesting schedule in accordance with the terms of your contract), you must repay the amount of any withdrawal received from the Subaccount plus any applicable interest on the amount received within one year from the date of the partial withdrawal, but no later than the Annuity Commencement Date. If the repayment is not made by the Monthly Due Date next following the date of the partial withdrawal, we will charge you interest at an effective annual rate of 6% on the total amount withdrawn from the Subaccount.

It is important to understand that, because surrender charges may apply, the amount you receive from the Subaccount may not be the same as the amount we withdraw from the Subaccount. You must repay the amount you received from the Subaccount, any premium taxes paid on the partial withdrawal, plus interest. Therefore, the amount you repay includes:

•	the amount you receive from the Subaccount; plus

•	the amount of any premium taxes assessed on amounts withdrawn from the Subaccount; plus

•	interest we assess on the amount withdrawn from the date of the partial withdrawal until the date of repayment.

We allocate any repayment (after deducting for interest) to the Subaccount as of the date we receive it. When you repay the amount of each partial withdrawal from the Subaccount within 12 months of the partial withdrawal, we will reimburse the Subaccount in the amount of the surrender charge taken for the repaid amount. The reimbursed amount will come from the assets of our General Account. Such amounts will be allocated to the Subaccount on the same Valuation Day your repayment of the withdrawal is received.

You should consult your tax adviser concerning repayments as we consider repayments after deducting interest charges to be new Purchase Payments for tax purposes (i.e., if the repayment is withdrawn again, that partial withdrawal will be taxed). In addition, taking a partial withdrawal may subject you to an ordinary income tax, AND a 10% penalty tax if you are younger than 59 1/2 at the time the partial withdrawal is taken. You may be subject to the income tax and penalty tax EVEN IF YOU REPAY ALL

AMOUNTS OUTSTANDING. Consequently, it is very important that you consult your tax adviser prior to taking any partial withdrawals.

If you take multiple partial withdrawals, we will apply repayments to the most recent partial withdrawal first.

Partial withdrawals from the Guarantee Account do not have to be repaid to maintain your right to Guaranteed Minimum Income Payments. Generally, taking partial withdrawals from the Guarantee Account will not affect your right to receive Guaranteed Minimum Income Payments. However taking partial withdrawals from the Guarantee Account may require you to make Scheduled Purchase Payments at times when you would otherwise not have to since such amounts will not be available for monthly Scheduled Installments. If such Scheduled Purchase Payments are not made, you will lose your right to receive the Guaranteed Minimum Income Payments.

Surrender Value.    The amount payable on surrender of the contract is the Surrender Value as of the date we receive your surrender request in a form acceptable to us. The Surrender Value equals the Contract Value on the Valuation Day we receive your request, less any applicable surrender charge and premium tax charge. We will pay the Surrender Value in a lump sum, unless you elect one of the Optional Payment Plans. See the “Optional Payment Plans” provision in this prospectus. We may waive surrender charges upon surrender if you elect certain Optional Payment Plans. See the “Charges and Other Deductions” provision in this prospectus.

Charges and Other Deductions

We will deduct the charges described below to cover our costs and expenses, the services provided, and our risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. Our administrative services include:

•	processing applications for and issuing the contracts;

•	maintaining records;

•	monthly billing and electronic fund transfer transactions;

•	administering Income Payments;

•	furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);

•	reconciling and depositing cash receipts;

•	providing contract confirmations and periodic statements;

•	maintaining an internet service site; and

•	providing toll-free inquiry services.

The risks we assume include:

•	the risk that the Guaranteed Minimum Income Payments will exceed the calculated variable Income Payments;

•	the risk that the Death Benefit will be greater than the Surrender Value;

•	the risk that Annuitant(s) will live longer than we assumed in calculating the contract guarantees (these guarantees are incorporated in the contract and cannot be changed); and

•	the risk that our costs in providing the services will exceed our revenues from contract charges (which cannot be changed).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits stated in the contract. For example, surrender charges we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

SURRENDER CHARGES	We may assess a surrender charge (on payments allocated to the Subaccount and the Guarantee Account) on partial withdrawals or surrenders of Contract Value.

Unless we receive other instructions, we will first withdraw amounts from:

(1)	the Guarantee Account; then

(2)	from the Subaccount.

We will deduct any surrender charge from the amounts you withdraw.

Surrender Charge for the Subaccount and the Guarantee Account.    The surrender charge for amounts withdrawn or surrendered from the Subaccount and/or the Guarantee Account is a percentage of the lesser of:

(1)	Scheduled Installments made to date and not previously withdrawn (partial withdrawals repaid within 12 months are not considered withdrawals for purposes of the surrender charge calculation); and

(2)	the amount withdrawn.

The surrender charge percentage is as follows:

Contract Year in which Surrender or Partial Withdrawal is Made	Surrender Charge (as a percentage of the lesser of Scheduled Installments made to date and not previously withdrawn and the amount withdrawn)

1	9%
2	8%
3	7%
4	6%
5	5%
6	4%
7	3%
8	2%
9 and after	1%

Examples:

Assuming:

•	you have made Purchase Payments of $18,000;

•	your Contract Value is $20,000 ($17,000 in the Subaccount and $3,000 in the Guarantee Account), $15,000 of which is from Scheduled Installments;

•	you request a partial withdrawal of $10,000 in Contract Year 5; and

•	you are not eligible for reduced Guaranteed Minimum Income Payments.

Your surrender charge will be $500 (the lesser of 5% of $10,000 and 5% of $15,000). We take the partial withdrawal from the Guarantee Account ($3,000) and from the Subaccount ($7,000). You will receive a net check of $9,500 assuming there are no premium taxes or income taxes withheld. To reinstate your Guaranteed Minimum Income Payment you must repay the $6,650 to the Subaccount within 12 months of the partial withdrawal. In addition, you must pay interest to us (assessed on the $6,650 received) within 12 months of the partial withdrawal.

The following chart depicts the partial withdrawal.

Account	Beginning Contract Value	Amount Withdrawn	Remaining Contract Value	Surrender Charge	Net Amount Paid to You	Amount to Reinstate Guaranteed Minimum Income Payment (+ Interest)	Amount we add to the Subaccount	Account Value After Repayment*

Subaccount	$17,000	$ 7,000	$10,000	$(350)	$6,650	$6,650	$350	$17,000
						(+ interest)

Guarantee Account	$ 3,000	$ 3,000	$ 0	$(150)	$2,850	$ 0	$ 0	$ 0

Total	$20,000	$10,000	$10,000	$(500)	$9,500	$6,650	$350	$17,000
						(+ interest)

*  Assuming no growth in the Subaccount.

However, if you withdraw $17,000, your surrender charge will be $750 (5% of $15,000). The remaining value in the Guarantee Account is $0 and the remaining value in the Subaccount is $3,000. You will receive a net check of $16,250 assuming there are no premium taxes or income taxes withheld. To reinstate your right to Guaranteed Minimum Income Payments you must repay to the Subaccount $13,400 within 12 months of the partial withdrawal. In addition, you must pay interest to us (assessed on the $13,400 received) within 12 months of the partial withdrawal.

You will not be assessed a surrender charge on any amounts withdrawn greater than the amount of Scheduled Installments made.

Current market conditions may affect the impact of the surrender charges on your contract.

Assuming the amount of Scheduled Installments made to date equals $10,000, your Contract Value equals $20,000, and you fully surrender your contract in the third Contract Year, we would assess a surrender charge of $700 (7% of $10,000) with a net check to you of $19,300 assuming there are no premium taxes or income taxes withheld. However, if there is a market decline so your Contract Value is $9,000, and you request a full surrender, we would assess a surrender charge of $630 (the lesser of 7% of $9,000 and 7% of $10,000) with a net check to you of $8,370 assuming there are no premium taxes or income taxes withheld.

Waiver of Surrender Charges.    We will waive all surrender charges if you surrender your contract and apply your Contract Value to one of the following Optional Payment Plans:

(1)	Plan 1 (Life Income with Period Certain);

(2)	Plan 2 (Income for a Fixed Period of 10 or more years); or

(3)	Plan 5 (Joint Life and Survivor Income).

If you elect one of the above Optional Payment Plans, then the amount applied to the plan will be your Contract Value, minus any premium tax.

You may also select Optional Payment Plan 3 or Plan 4 upon surrender, although we will assess surrender charges, as well as any applicable premium tax) against your Contract Value. We will apply the Surrender Value to the selected plan.

See the “Optional Payment Plans” provision in this prospectus.

In addition, you may also surrender your contract on the Annuity Commencement Date for the Contract Value as of that Valuation Day, but without any surrender charges. In order to receive the lump sum payment, you must notify us at our Service Center of your intent to receive a lump sum payment on the Annuity Commencement Date within at least 10 business days and not more than 90 days prior to your Annuity Commencement Date. You will lose any Guaranteed Minimum Income Payments upon annuitization if you elect to receive a lump sum payment. If an Owner dies after notification is received, but prior to the Annuity Commencement Date, payment will be made in accordance with the “Death Benefit Upon Death of An Owner Before the Annuity Commencement Date” provision in this prospectus.

ASSET CHARGE

We deduct from the Subaccount an amount, computed daily, equal to an effective annual rate of 1.50% of the average daily net assets of the Subaccount. We assess this charge when we compute the net investment factor. The asset charge reduces the value of Accumulation Units and Annuity Units. The charge consists of an administrative expense charge at an effective annual rate of 0.15% and a mortality and expense risk charge at an effective annual rate of 1.35%.

MONTHLY BILLING FEE

If you do not make your Scheduled Purchase Payment by means of an electronic fund transfer payment, we will charge a $10 billing fee each month. We will add the monthly billing fee to the amount of your Scheduled Purchase Payment, and deduct the charge from your payment before we apply that Scheduled Purchase Payment to the Subaccount.

DEDUCTIONS FOR TAXES

We will deduct charges for any premium tax or other tax levied by any governmental entity either from Purchase Payments or the Contract Value when the premium tax is incurred or when we pay proceeds under the contract (proceeds include surrenders, partial withdrawals, annuity payments, and Death Benefit payments).

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation, or by judicial action. The amount of premium tax assessed depends upon the laws of the state in which you reside. The premium tax generally ranges from 0.0% to 3.5%.

PURCHASE PAYMENTS FOR THE OPTIONAL RIDERS

The cost of the optional riders varies based on the Annuitant’s age, gender, and the amount and duration of the Scheduled Purchase Payments. Payments for all optional riders are due with your Scheduled Purchase Payments. (See the “Fee Tables” for the maximum charge assessed for the Optional Riders.)

OTHER CHARGES AND DEDUCTIONS

The Total Return Fund of GE Investments Funds, Inc. incurs certain fees and expenses. To pay for these charges, the Total Return Fund of GE Investments Funds, Inc. makes deductions from its assets. The deductions are described more fully in the prospectus for the Total Return Fund of GE Investments Funds, Inc.

We also assess interest charges at an effective annual rate of 6% on any missed Scheduled Installment and a $10 monthly billing fee from the date of the partial withdrawal to the date of repayment for any Scheduled Installments withdrawn from the Subaccount. See “The Contract” and the “Surrenders and Partial Withdrawals” provisions in this prospectus.

We sell the contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to broker-dealers for selling the contracts. You do not directly pay these commissions, we do. We intend to recover the commissions, marketing, administrative and other expenses and the cost of contract benefits through fees and charges imposed under the contract. See the “Sales of the Contract” provision in this prospectus.

The Death Benefit

DEATH BENEFIT UPON DEATH OF AN OWNER BEFORE THE ANNUITY COMMENCEMENT DATE	If any Owner, other than a spousal Joint Owner (or Annuitant other than a spousal Joint Annuitant if the Owner is a non-natural person) dies before the Annuity Commencement Date, we will pay a Death Benefit to the Designated Beneficiary. (See the “Required Distributions” provision in this prospectus.) The amount of proceeds available is the Death Benefit.

We calculate the Death Benefit as of the Valuation Day that we receive due proof of death and all required forms at our Service Center. Until we receive due proof of death and all required forms, Purchase Payments, if received, will continue to be applied to the Guarantee Account and/or the Subaccount, as appropriate. Further, until we receive complete written settlement instructions from the Designated Beneficiary, values adjusted for transfers will remain in the Variable Account and the Guarantee Account. The Death Benefit therefore will fluctuate with the performance of the Variable Account.

Upon receipt of due proof of death (generally, due proof is a certified copy of the death certificate or a certified copy of the decree of a court of competent jurisdiction as to a finding of death) and all required forms, we will process the Death Benefit in accordance with your or your Designated Beneficiary’s instructions, subject to distribution rules and termination of contract provisions described elsewhere.

Unless otherwise required to be distributed pursuant to the distribution rules stated below, we will pay Death Benefit proceeds in a lump sum unless you or your Designated Beneficiary elect one of our Optional Payment Plans. See the “Optional Payment Plans” provision in this prospectus.

DEATH BENEFIT AMOUNT	The Death Benefit equals the greater of:
•	the sum of Purchase Payments received (excluding payments made for any available optional riders) minus partial withdrawals as of the Valuation Day we receive due proof of death and all required forms at our Service Center; and

•	the Contract Value as of the Valuation Day we receive due proof of death and all required forms at our Service Center.

REQUIRED DISTRIBUTIONS	In certain circumstances, federal tax law requires that distributions be made under the contract upon the first death of:

•	an Owner or Joint Owner; or

•	the Annuitant or Joint Annuitant, if any Owner is a non-natural person (i.e., an entity, such as a trust or corporation).

The discussion below describes the methods available for distributing the value of the contract upon death.

At the death of any Owner (or any Annuitant, if the Owner is a non-natural entity), the person or entity first listed below who is alive or in existence on the date of that death will become the Designated Beneficiary:

(1)	Owner or Joint Owner;

(2)	Primary Beneficiary;

(3)	Contingent Beneficiary; or

(4)	Owner’s estate.

If there is more than one Designated Beneficiary, we will treat each one separately in applying the distribution rules prescribed by the tax laws as briefly described in the “Distribution Rules” provision below.

DISTRIBUTION RULES

The distributions required by federal tax law differ depending on whether the Designated Beneficiary is the spouse of the deceased Owner (or of the Annuitant, if the contract is owned by a non-natural entity). Upon receipt of due proof of death and all required forms, the Designated Beneficiary will instruct us how to treat the proceeds subject to the distribution rules discussed below.

•	Spouses — If the Designated Beneficiary is the surviving spouse of the deceased and a Joint Annuitant, unless the contract is a Qualified Contract, we will continue the contract in force with the surviving spouse as the new Owner and as the sole Annuitant. At the death of the surviving spouse, this provision may not be used again, even if the surviving spouse remarries. In that case, the rules for non-spouses will apply. If the Designated Beneficiary is the surviving spouse of the deceased person but not a Joint Annuitant, the rules for non-spouses will apply.

•	Non-Spouses — If the Designated Beneficiary is not the surviving spouse of the deceased person, the contract cannot be continued in force indefinitely. Instead, upon the death of any Owner (or any Annuitant, if any Owner is a non-natural entity), payments must be made to (or for the benefit of) the Designated Beneficiary under one of the following payment choices:

(1)	receive the Death Benefit and any interest that has been earned in one lump sum payment upon receipt of due proof of death and all required forms;

(2)	receive the Death Benefit at any time during the five year period following the date of death. See the “Requesting Payments” provision in this prospectus;

(3)	apply the Death Benefit to provide an Income Payment under Optional Payment Plan 1 or 2. The first Income Payment must be made no later than one year after the date of death. Also, the Income Payment period must be either the lifetime of the Designated Beneficiary or for a period not exceeding the Designated Beneficiary’s life expectancy.

If the Designated Beneficiary makes no choice within 30 days following receipt of due proof of death and all required forms at our Service Center, we will pay the Death Benefit at any time during the five year period following the date of death (Option 2 above). Due proof of death must be provided within 90 days of the date of death. If due proof of death is not provided within 90 days of the date of death, we will pay the Contract Value as of the Valuation Day of receipt of due proof of death. We will not accept any Purchase Payments after we receive due proof of the non-spouse’s death. If the Designated Beneficiary dies before we distribute the entire Death Benefit, we will pay in a lump sum any value remaining to the person named by the Designated Beneficiary. If no person is so named, we will pay the Designated Beneficiary’s estate.

Under payment choices (1) and (2), the contract will terminate when we pay the Death Benefit. Under payment choice (3), this contract will terminate when we apply the Death Benefit to provide Income Payments.

Within 30 days of the date of receipt of due proof of death and all required forms, a non-spousal Joint Annuitant that is also the surviving Owner may use the proceeds from (1) above to purchase a new contract with current terms and values substantially similar to this contract, as of the date of receipt of due proof of death and all required forms, including but not limited to the Guaranteed Minimum Income Payment, the value in each investment, Scheduled Installments, Scheduled Purchase Payments, and surrender, and the Annuity Commencement Date. Missed Scheduled Installments will still be due.

DEATH BENEFIT AFTER THE ANNUITY COMMENCEMENT DATE

If any Annuitant dies after the Annuity Commencement Date, Monthly Income Payments will be made as stated in the section discussing monthly income benefits. See the “Benefits at Annuity Commencement Date” provision in this prospectus.

Benefits at Annuity Commencement Date

You must select an Annuity Commencement Date on your application. This date cannot be any later than the contract anniversary following the Annuitant’s 90th birthday (or younger Annuitant’s 90th birthday in the case of Joint Annuitants). Once the contract is issued, your Annuity Commencement Date may not be changed, unless your contract was purchased pursuant to an Annuity Cross Funding Program. If your contract was purchased in conjunction with an Annuity Cross Funding Program, your Annuity Commencement Date for this contract and the Funding Annuity must be same and not later than the Annuity Commencement Date shown on this contract when the contract is issued. Consequently, under limited circumstances, the Annuity Commencement Date may be changed for contracts issued pursuant to an Annuity Cross Funding Program, if the Owner (or Annuitant, if the Owner is a non-natural person) submits to the Service Center, in writing and the new Annuity Commencement Date established is prior to the original Annuity Commencement Date but at least 10 years after the contract is issued.

If the sole or last surviving Annuitant is still living on the Annuity Commencement Date, we will pay you or your designated payee the Monthly Income Payments described below beginning on that date unless you elected to receive payment in a lump sum. As provided in your contract, we may adjust the Annuitant(s)’ age(s) used to determine the first Annual Variable Income Benefit, and we may deduct premium taxes from your payments.

Monthly Income Payments are made under a life annuity payment plan with a period certain of 10, 15, 20, 25, 30, 35, 40, 45, or 50 years. If you do not select a period certain we will use a life annuity payment plan with a 10 year period certain. If the Annuitant dies after the Annuity Commencement Date, AND Monthly Income Payments were being made under a life annuity payment plan with a period certain, payments will continue to be made to the named Beneficiary(ies) until the end of the period certain. For instance, if Monthly Income Payments are being paid under a life annuity payment plan with a period certain of 20 years and the Annuitant dies in the 10th year of Monthly Income Payments, payments will continue to be made to the Annuitant’s named Beneficiary(ies) for a period of 10 more years.

We determine your Monthly Income Payments based on the Calculated Level Monthly Benefit. The Calculated Level Monthly Benefit is derived from the Annual Variable Annuity Benefit. The Calculated Level Monthly Benefit is one-twelfth of the Annual Variable Annuity Benefit plus level interest over a twelve-month period. The interest rate for each Annuity Year is the rate we declare for a twelve-month certain single purchase payment immediate fixed annuity, as of the Annuity Commencement Date or applicable Annuity Commencement Date Anniversary, for this contract.

The dollar amount of the first Annual Variable Annuity Benefit is a function of:

•	the amount of your Contract Value on the Annuity Commencement Date; and

•	the annuity purchase rates shown in your contract.

The annuity purchase rates vary based on the age (and, for certain contracts, gender) of the Annuitant(s) as well as the certain period that was selected. Generally, the longer the life expectancy of the Annuitant(s) or the longer the certain period selected, the smaller the first Annual Variable Annuity Benefit will be. The benefit is calculated by:

(1)	dividing the Contract Value on the Annuity Commencement Date (less any applicable premium tax) by $1,000; and

(2)	multiplying the result by the applicable annuity purchase rate.

This amount is then “applied” to “acquire” Annuity Units. We determine the number of Annuity Units credited to a contract by dividing the dollar amount of the first Annual Variable Annuity Benefit by the Annuity Unit value for the Valuation Period ending on the Annuity Commencement Date (or the first Valuation Period ending after the Annuity Commencement Date if the Annuity Commencement Date falls on a date when the New York Stock Exchange is closed or the Total Return Fund of GE Investments Funds, Inc. does not value its shares). The value of your Annuity Units changes daily as a result of the investment performance of the Subaccount.

We determine the dollar amount of each subsequent Annual Variable Annuity Benefit on each anniversary of the Annuity Commencement Date by multiplying the Annuity Unit value for the Valuation Period (or the first Valuation Period ending after the Annuity Commencement Date if the anniversary of the Annuity Commencement Date falls on a date when the New York Stock Exchange is closed or on a date when the Total Return Fund of GE Investments Funds, Inc. does not value its shares) by the number of Annuity Units credited to the contract.

The Annuity Unit value equals (a) x (b) where:

(a)	equals the Annuity Unit value for the preceding Valuation Period; and

(b)	equals (i) x (ii) where:

(i)	is the net investment factor for the Valuation Period for which we are calculating the Annuity Unit value; and

(ii)	is an assumed discount rate equal to .99990575 raised to a power equal to the number of days in the Valuation Period.

If the Guaranteed Minimum Income Payment does not apply and the net investment return for the Subaccount over an Annuity Year is equal to 3.5% (the interest rate we use in calculating the amount of the Annual Variable Annuity Benefit), the Annual Variable Annuity Benefit for that Annuity Year will equal the benefit for the prior year. To the extent that such net investment return exceeds 3.5% for an Annuity Year, the Annual Variable Annuity Benefit for that Annuity Year will be greater than the benefit for the prior year. To the extent that such net investment return falls short of 3.5% for an Annuity Year, the Annual Variable Annuity Benefit for that Annuity Year will be less than the benefit for the prior year.

Guaranteed Minimum Income Payments

IF THE GUARANTEED MINIMUM INCOME PAYMENT IS IN EFFECT

If you meet the conditions required under the contract for receipt of Guaranteed Minimum Income Payments (that is, within the time allowed, you paid all your Scheduled Installments and repaid the amount of any withdrawal received from the Subaccount plus interest), your Monthly Income Payments after the Annuity Commencement Date will be at least equal to the Guaranteed Minimum Income Payments.

You may elect to forego Income Payments and receive the value of the contract on or before the Annuity Commencement Date in the form of a lump sum payment. If you intend to receive a lump sum on or before the Annuity Commencement Date, this contract may not be suitable for your needs. Please consult your advisor as to the suitability of this contract. We offer other contracts with various fees and charges that may be more appropriate for you if you intend to receive your Contract Value in a lump sum on the Annuity Commencement Date.

We will calculate your initial Calculated Level Monthly Benefit as discussed above under the “Benefits at Annuity Commencement Date” provision in this prospectus. If the initial Monthly Income Payment is less than the Guaranteed Minimum Income Payment, your initial Monthly Income Payment will equal the Guaranteed Minimum Income Payment. If this occurs, we will track the difference in the Adjustment Account that we establish on the Annuity Commencement Date. The value of the Adjustment Account will equal the greater of (a) and (b), where:

(a)	is zero (0); and

(b)	is 12 times the Guaranteed Minimum Income Payment minus 12 times the initial Calculated Level Monthly Benefit.

Monthly Income Payments will remain constant for an Annuity Year. At the beginning of each subsequent Annuity Year, we will determine the amount of the Monthly Income Payments for that Annuity Year.

For Monthly Income Payments after the first Annuity Year, the actual payment is the greater of (a) and (b), where:

(a)	is the subsequent Calculated Level Monthly Income Benefit minus 1/12 of any value in the Adjustment Account as of the date of the last Monthly Income Payment; and

(b)	is the Guaranteed Minimum Income Payment.

For subsequent Monthly Income Payments after the first Annuity Year, the value of the Adjustment Account will be the greater of (a) and (b), where:

(a)	is zero (0); and

(b)	is the value of the Adjustment Account as of the date that we determined the last Monthly Income Payment, plus 12 times the actual subsequent Monthly Income Payment, minus 12 times the subsequent Calculated Level Monthly Benefit.

In other words, you will not receive any of the Subaccount’s gain until you have paid back the Adjustment Account.

REDUCED GUARANTEED MINIMUM INCOME PAYMENTS

For contracts issued as Non-Qualified Contracts participating in the Annuity Cross Funding Program, should the contract go into default, you may be entitled to reduced Guaranteed Minimum Income Payments provided the default occurs after 60 Scheduled Installments have been paid to the Subaccount. For Qualified Contracts, should your contract go into default, you are entitled to reduced Guaranteed Minimum Income Benefits.

We will calculate the reduced Guaranteed Minimum Income Payment by taking (a) divided by (b) multiplied by (c), where:

(a)	is the total of Scheduled Installments paid to the Subaccount and not previously withdrawn prior to the date of default;

(b)	is the total Scheduled Installments that are required to be paid into the Subaccount prior to the Annuity Commencement Date as shown on your contract’s Data Pages; and

(c)	is the Guaranteed Minimum Income Payment (as shown on your contract’s Data Pages).

Once the reduced Guaranteed Minimum Income Payment amount has been determined, we will not recalculate it again, even if subsequent Purchase Payments are made. In addition, if a partial withdrawal is taken from the Subaccount and not repaid with interest within one year of the date of the partial withdrawal, then a default has occurred and the reduced Guaranteed Minimum Income Payment has been forfeited.

IF THE GUARANTEED MINIMUM INCOME PAYMENT IS NOT IN EFFECT

If the Guaranteed Minimum Income Payment is not in effect you may still receive Income Payments or elect to forego Income Payments and receive the value of the contract on or before the Annuity Commencement Date in the form of a lump sum payment. If you elect to receive Income Payments, your actual Income Payments will be in the form of an annual variable Income Payment similar to a variable Income Payment described above under the “Benefits at Annuity Commencement Date” provision. There will be no Adjustment Account established.

Optional Payment Plans

You may apply your Death Benefit proceeds or your Surrender Value to an Optional Payment Plan. If you surrender the contract and select Plan 1, Plan 2 (with a certain period of 10 or more years), or Plan 5, then the amount applied to the Optional Payment Plan is the Contract Value, minus any premium tax (i.e., the Surrender Value with the surrender charge added back in).

The amount we apply to calculate Income Payments is net of premium tax. During the Annuitant’s life, you (or the Designated Beneficiary at your death) can choose an Optional Payment Plan. If you change a Designated Beneficiary, your Optional Payment Plan selection will remain in effect unless you make a new selection. Any election or change in an Optional Payment Plan must be sent to our Service Center in a form acceptable to us. We do not allow any changes after Income Payments begin. If an Optional Payment Plan has not been chosen at the death of the Annuitant or Owner, your Designated Beneficiary can choose an Optional Payment Plan when we pay the Death Benefit. If the Designated Beneficiary is the surviving spouse of the deceased person and a Joint Annuitant, no Death Benefit is payable and the contract will continue with the surviving spouse as sole Owner and Annuitant. See “The Death Benefit” provision in this prospectus.

We will make Income Payments under one of the Optional Payment Plans annually. The amount of each payment under an Optional Payment Plan must be at least $100. Payments made under an Optional Payment Plan at the death of any Owner (or the Annuitant if the Owner is a non-natural person), must conform to the rules outlined in the “Death Benefit” provision.

We may make an age adjustment to determine the amount of the Income Payments. We will adjust the age according to the age adjustment table shown in your contract.

Fixed Income Payments.    We will transfer proceeds applied to a fixed income option to our General Account. Payments made will equal or exceed those required by the state where we deliver the contract. We determine fixed Income Payments on the date we receive due proof of the Owner’s death or on surrender. Payments under Optional Payment Plan 4 (Interest Income) will begin at the end of the first interest period after the date proceeds are otherwise payable.

Variable Income Payments.    We will transfer proceeds applied to a variable income option to the Subaccount. Your Income Payments, after the first payment, will reflect the investment experience of the Subaccount. No minimum amount is guaranteed. Income Payments begin after the date we receive due proof of any Owner’s death or a surrender. We will calculate your variable Income Payments in the manner described above under the “Benefits at Annuity Commencement Date” provision of this prospectus.

Optional Payment Plans.    The contract provides five Optional Payment Plans, each of which is payable on a fixed basis. Optional Payment Plans 1 and 5 are also available on a variable basis. If any payee is not a natural person, our consent must be obtained before selecting an Optional Payment Plan. Guaranteed amounts payable are determined assuming an interest rate of 3.5% compounded yearly. We may increase this rate and the amount of any payment. Following are explanations of the Optional Payment Plans available.

Plan 1 — Life Income with Period Certain.    This option guarantees annual payments for the lifetime of the payee with a minimum number of years of payments. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. Payments are determined according to the table in the Monthly Income Benefit section of your contract. We determine the guaranteed amounts payable under the plan. The payee selects the designated period. If the payee dies during the minimum period, we may offer to pay the discounted sum of the remaining guaranteed payments in one payment.

Plan 2 — Income for a Fixed Period.    This option guarantees annual payments for a fixed period not longer than 30 years. Payments will be made in accordance with the table in your contract. If the payee dies, we may offer to pay the discounted amount of the remaining guaranteed payments in one payment.

Plan 3 — Income of a Definite Amount.    This option provides annual payments of a definite amount to be paid. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. If we increase the interest rate on amounts payable above the guaranteed rate, we will extend the payment period. If the payee dies, we may offer to pay the amount of the remaining proceeds with earned interest in one payment.

Plan 4 — Interest Income.    This option provides for annual payments of interest earned from the proceeds left with us. Payments will begin at the end of the first period chosen. If the payee dies, we will pay the amount of remaining proceeds and any earned but unpaid interest in one payment.

Plan 5 — Joint Life and Survivor Income.    This option provides for us to make annual payments to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we may offer to pay the discounted amount of the remaining payments for the 10-year period in one payment.

If the payee is not a natural person, our consent must be obtained before selecting an Optional Payment Plan. Fixed income payments, if selected, will begin on the date we receive due proof of the Annuitant’s death, on surrender, or on the contract’s Annuity Commencement Date. Variable income payments will begin within seven days after the date payments would begin under the corresponding fixed option. Payments under Optional Payment Plan 4 (Interest Income) will begin at the end of the first interest period after the date proceeds are otherwise payable.

All payments under Option Payment Plan 2 (Income for a Fixed Period), Optional Payment Plan 3 (Income of a Definite Amount) and Optional Payment Plan 4 (Interest Income) may be redeemed by the payee upon written request to our Service Center. Payments made under Optional Payment Plan 1 (Life Income with Period Certain) and Optional Payment Plan 5 (Joint Life and Survivor Income) are not redeemable. If payments under Optional Payment Plans 2, 3 or 4 are variable income payments, and a request for redemption is received in good order, the payment will be made within seven days in accordance with the “Surrenders and Partial Withdrawals” provision. If payments under Optional Payment Plans 2, 3 or 4 are fixed income payments, and a request for redemption is received in good order, the payment will generally be made within seven days, however, we reserve the right to defer payments from the General Account for up to six months from the date we receive the request for payment.

Federal Tax Matters

INTRODUCTION

This part of the prospectus discusses the Federal income tax treatment of the contract. The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not address all of the federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences, or state or local tax consequences, associated with a contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

TAXATION OF NON-QUALIFIED CONTRACTS

This part of the discussion describes some of the Federal income tax rules applicable to Non-Qualified Contracts. A Non-Qualified Contract is a contract not issued in connection with a retirement plan receiving special tax treatment under the Code, such as an individual retirement annuity or a Section 401(k) plan.

Tax deferral on earnings.    The Federal income tax law does not tax any increase in an Owner’s Contract Value until there is a distribution from the contract. However, certain requirements must be satisfied in order for this general rule to apply. Such requirements include that:

•	an individual must own the contract (or the tax law must treat the contract as owned by an individual);

•	the investments of the Variable Account must be “adequately diversified” in accordance with regulations of the Internal Revenue Service (“IRS”); and

•	the contract’s Annuity Commencement Date must not occur near the end of the Annuitant’s life expectancy.

Contracts not owned by an individual — no tax deferral and loss of interest deduction.    As a general rule, the Code does not treat a contract that is owned by an entity (rather than an individual) as an annuity contract for Federal income tax purposes. The entity owning the contract pays tax each year on the excess of the annual increase in Contract Value over the annual Purchase Payments paid for the contract. Contracts issued to a corporation or a trust are examples of contracts where the Owner is currently taxable on the contract’s earnings.

There are several exceptions to this rule. For example, the Code treats a contract as owned by an individual if the nominal owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees.

In the case of a contract issued after June 8, 1997 to a taxpayer that is not an individual, or a contract held for the benefit of an entity, the entity will lose its deduction for a portion of its otherwise deductible interest expenses. This disallowance does not apply if the nonnatural Owner (entity) is taxable on the annual increase in the Contract Value in excess of the Purchase Payments made that year. Entities that are considering purchasing the contract, or entities that will benefit from someone else’s ownership of a contract, should consult a tax adviser.

Investments in the Variable Account must be diversified.    For a contract to be treated as an annuity contract for Federal income tax purposes, the investments of a separate account such as the Variable Account must be “adequately diversified.” The IRS has issued regulations that prescribe standards for determining whether the investments of the Variable Account are adequately diversified. If the Variable Account fails to comply with these diversification standards, the Owner could be required to pay tax for the year of such failure and each subsequent year on the untaxed income accumulated in the contract.

Although we do not control the investments of the Total Return Fund of GE Investments Funds, Inc. (we only indirectly control such investments through an affiliated company), we expect that the Total Return Fund of GE Investments Funds, Inc. will comply with IRS regulations so that the Variable Account will be considered “adequately diversified.”

Age at which annuity payments must begin.    Federal income tax rules do not expressly identify a particular age by which annuity payments must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payments, of the contract’s Purchase Payments paid and earnings. If annuity payments begin at a date that the IRS determines does not satisfy these rules, interest and gains under the contract could be taxable each year as they accrue.

No guarantees regarding tax treatment.    We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the remainder of this discussion assumes that your contract will be treated as an annuity contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your Contract Value until there is a distribution from your contract.

Partial withdrawals and surrenders.    A partial withdrawal occurs when you receive less than the total amount of the contract’s Surrender Value. In the case of a partial withdrawal, you will pay tax on the amount you receive to the extent of the gain in your contract, i.e., the excess of your Contract Value before the partial withdrawal over your “investment in the contract.” (This term is explained below.) This income (and all other income from your contract) is ordinary income. The Code imposes a higher rate of tax on ordinary income than it does on capital gains.

A surrender occurs when you receive the total amount of the contract’s Surrender Value. In the case of a surrender, you will pay tax on the amount you receive to the extent it exceeds your “investment in the contract.”

Your “investment in the contract” generally equals the total of your Purchase Payments under the contract, reduced by any amounts you previously received from the contract that you did not include in your income. In applying the above rules, it is possible that certain additional amounts could be included in the gain under your contract for purposes of determining the tax treatment of withdrawals, e.g., amounts attributable to the Guaranteed Minimum Income Payment feature of the contract or to benefits under the Disability Benefit Rider Option.

Assignments and pledges.    The Code treats any assignment or pledge of (or agreement to assign or pledge) any portion of your Contract Value as a partial withdrawal of such amount or portion.

Gifting a contract.    If you transfer ownership of your contract — without receiving full and adequate consideration — to a person other than your spouse (or to your former spouse incident to divorce), you will pay tax on your Contract Value to the extent it exceeds your “investment in the contract” (as defined above). In such a case, the new owner’s “investment in the contract” will be increased to reflect the amount included in your income.

Taxation of annuity payments.    The Code imposes tax on a portion of each annuity payment (at ordinary income tax rates) and treats a portion as a nontaxable return of your “investment in the contract.” We will notify you annually of the taxable amount of your annuity payment.

Pursuant to the Code, you will pay tax on the full amount of your annuity payments once you have recovered the total amount of the “investment in the contract.” If annuity payments cease because of the death of the Annuitant(s) and before the total amount of the “investment in the contract” has been recovered, the unrecovered amount generally will be deductible.

If proceeds are left with us (Optional Payment Plan 4), they are taxed in the same manner as a surrender. The Owner must pay tax currently on the interest credited on these proceeds. This treatment could also apply to Plan 3 if the payee is at an advanced age.

Taxation of cross funded annuity contracts.    You may authorize partial withdrawals from a Funding Annuity to be applied to satisfy the Scheduled Installments into this annuity. In that event, based on a Private Letter Ruling issued by the IRS on July 30, 2002 (PLR 200243047), we believe that the tax treatment set forth below will apply to Non-Qualified Contracts and we will report relevant transactions to the IRS on the basis that:

(1)	this annuity and the Funding Annuity will be aggregated and treated as a single annuity contract for tax purposes;

(2)	amounts transferred from the Funding Annuity to this annuity will not be treated as a taxable distribution, but instead as a non-taxable transfer of assets within a single deferred variable annuity contract;

(3)	if amounts are distributed from either this annuity or the Funding Annuity before the Annuity Commencement Date, such amounts will be taxed to the extent there is any aggregate gain in this contract and the Funding Annuity; and

(4)	distributions from this annuity and the Funding Annuity beginning on the Annuity Commencement Date will be aggregated and taxed on a pro rata basis.

A portion of each aggregate distribution on or after the Annuity Commencement Date will be treated as a non-taxable return of the aggregate investment in this annuity and the Funding Annuity and the remaining portion of such aggregate distribution will be treated as taxable, until all such aggregate investment in this annuity and the Funding Annuity has been recovered. After that, all distributions from this annuity and the Funding Annuity will be fully taxable.

For Non-Qualified Contracts, if the Annuity Commencement Date of the Funding Annuity is changed so that this annuity and the Funding Annuity have different Annuity Commencement Dates, the resulting tax consequences will be uncertain and possibly less favorable than those set forth above.

Except as otherwise required by law, transfers of assets between contracts with different Annuity Commencement Dates and different withdrawals of assets from such contracts will be treated as taxable withdrawals, with gain determined on an aggregate basis in accordance with Code Section 72(e)(11).

Taxation of Death Benefits.    We may distribute amounts from your contract because of the death of an Owner, a Joint Owner, or if an Owner is a non-natural person, an Annuitant. The tax treatment of these amounts depends on whether the Owner, Joint Owner, or Annuitant dies before or after the contract’s Annuity Commencement Date.

•	Before the Contract’s Annuity Commencement Date. The Death Benefit is taxed in the same manner as annuity payments, if the Death Benefit is received under an optional payment plan.

If not received under an optional payment plan, the Death Benefit is taxed in the same manner as a surrender.

•	After the Contract’s Annuity Commencement Date. The Death Benefit is excludable from income to the extent that it does not exceed the unrecovered “investment in the contract, provided the Death Benefit is received in accordance with the existing optional payment plan.” All annuity payments in excess of the unrecovered “investment in the contract” are includible in income.

The tax law imposes tax on a Death Benefit received in a lump sum to the extent that it exceeds the unrecovered “investment in the contract” at the time of payment.

Penalty taxes payable on partial withdrawals, surrenders, or annuity payments.     The Code may impose a penalty tax equal to 10% of the amount of any payment from your contract that is included in your gross income. The Code does not impose the 10% penalty tax if one of several exceptions applies. These exceptions include partial withdrawals, surrenders or annuity payments that:

•	you receive on or after you reach age 59 1/2;

•	you receive because you became disabled (as defined in the tax law);

•	you receive as a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer; or

•	are received on or after the death of the Owner.

Special rules if you own more than one contract.    In certain circumstances, you must combine some or all of the Non-Qualified Contracts you own in order to determine the amount of an annuity payment, surrender, or partial withdrawal that you must include in income. For example:

•	if you purchase a contract offered by this prospectus and also purchase at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract;

•	if you purchase two or more deferred annuity contracts from the same life insurance company (or one of its affiliates) during any calendar year, the Code treats all such contracts as one contract.

The effects of such aggregation are not clear. However, it could affect:

•	the amount of a surrender, partial withdrawal or annuity payment that you must include in income; and

•	the amount that might be subject to a penalty tax.

Tax treatment of benefits provided by rider option.    So long as you do not elect to participate in the Annuity Cross Funding Program, the contract may be issued with certain riders, that provide benefits upon unemployment, disability, or death. These benefits include the waiver of Scheduled Installments relating to entitlement to Guaranteed Minimum Income Payments, and also certain increases in annuity payments that are calculated on the Annuity Commencement Date.

The tax treatment of these benefits is not clear in all instances. For example, while benefits received under the Unemployment Benefit Rider Option will be taxable, there is uncertainty regarding the amount and timing of the taxation of benefits under this rider. We believe that benefits from this rider should be taxable upon the Annuity Commencement Date, but it is possible that amounts could be subject to tax earlier. The investment in the contract generally would be increased by any amount that is taxable.

With respect to the Disability Benefit Rider Option and Joint Annuitant Life Benefit Rider Option, a portion of benefits may be excludable from income. There is uncertainty, however, regarding the scope of any available exclusion, as well as the time when any non-excludable benefits would be subject to tax.

We will tax report that portion of any benefit payment which we believe is subject to tax with respect to all the rider benefits.

Section 1035 exchanges.    Under section 1035 of the Code, the exchange of one annuity contract for another annuity contract generally is not taxed (unless cash is distributed). To qualify as a nontaxable exchange however, certain conditions must be satisfied, e.g., the obligee(s) under the new annuity contract must be the same obligee(s) as under the original contract.

Upon death of a non-spousal Joint Owner, the Contract provides the surviving Joint Owner with the option of using the proceeds of this contract to purchase a separate annuity contract with terms and values that are substantially similar to those of this contract. Exercise of this option will not qualify as a tax-free exchange under section 1035.

QUALIFIED RETIREMENT PLANS

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the Code. Contracts issued to or in connection with retirement plans that receive special tax treatment are called “Qualified Contracts.” We do not currently offer all of the types of Qualified Contracts described, and may not offer them in the future. Prospective purchasers should contact our Service Center to learn of the availability of Qualified Contracts at any given time.

The contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit. The purchase of this contract as an investment of a qualified retirement plan does not provide additional tax deferral benefits beyond those provided in the qualified retirement plan. If you are purchasing this contract as a Qualified Contract, you should consider purchasing this contract for its death benefit, income benefits and other non-tax benefits. Please consult a tax adviser for information specific to your circumstances in order to determine whether this contract is an appropriate investment for you.

The Federal income tax rules applicable to qualified plans are complex and varied. As a result, this prospectus makes no attempt to provide more than general information about use of the contract with the various types of qualified plans and individual retirement arrangements. Persons intending to use the contract in connection with a qualified plan should obtain advice from a tax adviser.

Types of Qualified Contracts.    At present, the contract may only be used in conjunction with qualified corporate employee pension and profit-sharing plans (“401(a) plans”), including “401(k) plans” and qualified annuity plans (“403(a) plans”).

Terms of qualified plans and Qualified Contracts.    The terms of a qualified retirement plan may affect your rights under a Qualified Contract. When issued in connection with a qualified plan, we will amend a contract as generally necessary to conform to the requirements of that type of plan. However, the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.

Employer qualified plans.    Qualified plans sponsored by an employer or employee organization are governed by the provisions of the Code and the Employee Retirement Income Security Act, as amended (“ERISA”). ERISA is administered primarily by the U.S. Department of Labor. The Code and ERISA include requirements that various features be contained in an employer qualified plan such as: participation; vesting and funding; nondiscrimination; limits on contributions and benefits; distributions;

penalties; duties of fiduciaries prohibited transactions; and withholding, reporting and disclosure.

In the case of certain qualified plans, if a participant is married at the time benefits become payable, unless the participant elects otherwise with written consent of the spouse, the benefits must be paid in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity is an annuity payable for the life of the participant with a survivor annuity for the life of the spouse in an amount that is not less than one-half of the amount payable to the participant during his or her lifetime. In addition, a married participant’s beneficiary must be the spouse, unless the spouse consents in writing to the designation of a different beneficiary.

There are specific Code and ERISA rules that apply to loans from qualified plans. Employer plans may have additional restrictions. Partial withdrawals and repayments of partial withdrawals permitted under this contract may not qualify as a qualified plan loan.

If this contract is purchased as an investment of a qualified retirement plan, the Owner will be either an employee benefit trust or the plan sponsor. Plan participants and beneficiaries will have no ownership rights in the contract. Only the Owner, acting through its authorized representative(s) may exercise contract rights. Participants and beneficiaries must look to the plan fiduciaries for satisfaction of their rights to benefits under the terms of the qualified plan.

Where a contract is purchased by an employer-qualified plan, we assume no responsibility regarding whether the contract’s terms and benefits are consistent with the requirements of the Code and ERISA. It is the responsibility of the employer, plan trustee and plan administrator to satisfy the requirements of the Code and ERISA applicable to the qualified plan. This prospectus does not provide detailed tax or ERISA information. Various tax disadvantages, including penalties, may result from actions that conflict with requirements of the Code or ERISA, and the regulations pertaining to those laws. Federal tax laws and ERISA are continually under review by Congress. Any changes in the laws or in the regulations pertaining to the laws may affect the tax treatment of amounts contributed to employer qualified plans and the fiduciary actions required by ERISA.

Guaranteed Minimum Income Payments.    Distributions from Qualified Contracts generally must satisfy certain required “minimum distribution rules.” It is unclear whether variable annuity payments subject to the contract’s Guaranteed Minimum Income Payments feature will satisfy these rules. As a result, the availability of such payments could cause the disqualification of a Qualified Contract, which could result in increased taxes to the Owner. We reserve the right to limit the availability of such payments, or to modify such payments, as necessary to preclude any such disqualification.

Treatment of Qualified Contracts compared with Non-Qualified Contracts.    Although some of the Federal income tax rules are the same for both Qualified and Non-Qualified Contracts, many of the rules are different. For example:

•	the Code generally does not impose tax on the earnings under either Qualified or Non-Qualified Contracts until the earnings are distributed;

•	the Code does not limit the amount of Purchase Payments and the time at which Purchase Payments can be made under Non-Qualified Contracts. However, the Code does limit both the amount and frequency of Purchase Payments made to Qualified Contracts;

•	the Code does not allow a deduction for Purchase Payments made for Non-Qualified Contracts, but sometimes allows a deduction or exclusion from income for Purchase Payments made to a Qualified Contract.

The Federal income tax rules applicable to qualified plans and Qualified Contracts vary with the type of plan and contract. For example, Federal tax rules limit the amount of Purchase Payments that can be made, and the tax deduction or exclusion that may be allowed for the Purchase Payments. These limits vary depending on the type of qualified plan and the circumstances of the plan participant, e.g., the participant’s compensation.

Under qualified plans, the Owner must begin receiving payments from the contract in certain minimum amounts by a certain age (April 1 of the calendar year following the later of attainment of age 70 1/2 or retirement).

Amounts received under Qualified Contracts.    Federal income tax rules generally include distributions from a Qualified Contract in your income as ordinary income. Purchase Payments that are deductible or excludible from income do not create “investment in the contract.” Thus, under many Qualified Contracts there will be no “investment in the contract” and you must include the total amount you receive in your income. Additional Federal taxes may be payable in connection with a Qualified Contract. For example, failure to comply with the minimum distribution rules applicable to certain qualified plans, such as an employer-sponsored retirement plan, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

Federal penalty taxes payable on distributions.    The Code may impose a penalty tax equal to 10% of the amount of any payment from your Qualified Contract that is includible in your income. The Code does not impose the penalty tax if one of several exceptions apply. The exceptions vary depending on the type of Qualified Contract you purchase. For example, the following exceptions provide that the penalty tax does not apply to a partial withdrawal, surrender, or annuity payment:

•	received on or after the Owner reaches age 59 1/2;

•	received on or after the Owner’s death or because of the Owner’s disability (as defined in the tax law);

•	received as a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer; or

•	received as reimbursement for certain amounts paid for medical care.

Additional exceptions may be taxable.

Moving money from one Qualified Contract or qualified plan to another.
Rollovers and transfers:    In many circumstances you may move money between Qualified Contracts and qualified plans by means of a rollover or a transfer. Recent legislation has expanded these rollover options, including permitting for the first time the rollover of your after-tax contributions in certain circumstances for distributions made between 2002 and 2011. Special rules apply to such rollovers and transfers. If you do not follow the applicable rules, you may suffer adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. You should always consult a qualified advisor before you move or attempt to move funds between any Qualified Contract or plan and another Qualified Contract or plan.

Direct rollovers.    The direct rollover rules apply to certain payments (called “eligible rollover distributions”) from section 401(a) plans, section 403(b) plans, H.R. 10 plans, and Qualified Contracts used in connection with these types of plans. (The direct rollover rules do not apply to distributions from IRAs.) The direct rollover rules require Federal income tax equal to 20% of the eligible rollover distribution to be withheld from the amount of the distribution, unless the Owner elects to have the amount directly transferred to certain Qualified Contracts or plans. Certain restrictions apply to the ability to rollover any after-tax amounts.

FEDERAL INCOME TAX WITHHOLDING

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time you request a partial withdrawal, surrender, or annuity payment, we will send you forms that explain the withholding requirements.

STATE INCOME TAX WITHHOLDING

If required by the law of your state, we will also withhold state income tax from the taxable portion of each distribution made under the contract, unless you make an available election to avoid withholding. If permitted under state law, we will honor your request for voluntary state withholding.

TAX STATUS OF THE COMPANY

Under existing Federal income tax laws, we do not pay tax on investment income and realized capital gains of the Variable Account. We do not anticipate that we will incur any Federal income tax liability on the income and gains earned by the Variable Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Variable Account, we may impose a charge against the Variable Account to pay the taxes.

CHANGES IN THE LAW

This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. Congress, the IRS, and the courts may modify these authorities, however, sometimes retroactively.

Requesting Payments

To request a payment, you must provide us with notice in a form satisfactory to us. We will ordinarily pay any partial withdrawal or surrender proceeds from the Subaccount within seven days after receipt at our Service Center of a request in good order for a partial withdrawal or surrender. We also will ordinarily make payment of lump sum Death Benefit proceeds from the Subaccount within seven days from the receipt of due proof of death and all required forms. We will determine the payment amount as of the end of the Valuation Day during which our Service Center receives the payment request or due proof of death and all required forms. We reserve the right to defer payments from the Guarantee Account for a partial withdrawal or surrender for up to six months from the date we receive your payment request.

In most cases, when we pay Death Benefit proceeds in a lump sum, we will pay these proceeds either:

(1)	to your Designated Beneficiary directly in the form of a check; or

(2)	by establishing an interest bearing account for the Designated Beneficiary called the “GE Secure Access Account” in the amount of the Death Benefit.

When establishing the GE Secure Access Account we will send the beneficiary a checkbook within seven days after we receive all the required documents, and the beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the Death Benefit payable. The GE Secure Access Account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the GE Secure Access Account. If we do not receive instructions from the Designated Beneficiary with regard to the form of Death Benefit payment, we will automatically establish the GE Secure Access Account.

We may delay making a payment from the Subaccount or applying Subaccount Value to a payment plan if:

(1)	the disposal or valuation of the Subaccount is not reasonably practicable because:

•	the SEC declares that an emergency exists (due to the emergency the disposal or valuation of the Variable Account’s assets is not reasonably practicable);

•	the New York Stock Exchange is closed for other than a regular holiday or weekend;

•	trading is restricted by the SEC; or

(2)	the SEC, by order, permits postponement of payment to protect our Owners.

We also may defer making any payments attributable to a check or draft that has not cleared until we are satisfied that the check or draft has been paid by the bank on which it is drawn.

Sales of the Contract

We have entered into an underwriting agreement with Capital Brokerage Corporation (doing business in Indiana, Minnesota, New Mexico, and Texas as GE Capital Brokerage Corporation) (“CBC”) for the distribution and sale of the contracts. Pursuant to this agreement, CBC serves as principal underwriter for the contracts, offering them on a continuous basis. CBC is located at 201 Merritt 7, Norwalk, Connecticut 06856.

CBC was organized as a corporation under the laws of the state of Washington in 1981 and is an affiliate of ours. CBC is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the NASD.

We pay commissions and other marketing related expenses associated with the promotion and sales of the contracts to Capital Brokerage. The amount of the commission varies but is not expected to exceed approximately 15% of your first year Scheduled Purchase Payments and 6% of your Flexible Purchase Payments. We may, on occasion, pay a higher commission for a short period of time as a special promotion. We pay commissions either as a percentage of Purchase Payments at the time we receive them, as a percentage of Contract Value on an ongoing basis, or in some cases, a combination of both. The commission or a portion of it will be returned to us if the contract is surrendered during the first Contract Year.

The amount of commissions we pay may vary based on the optional benefits an Owner may elect when he or she purchases the contract. We may offer a range of initial commission and trail commission options (which will take into account, among other things, the length of time Purchase Payments have been held under the contract, Contract Values, and elected features and benefits).

When a contract is sold through a registered representative of Capital Brokerage, Capital Brokerage passes through a portion of the sales commission to the registered representative who sold the contract. Because registered representatives of Capital Brokerage are also agents of ours, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards.

Capital Brokerage may enter into selling agreements with other broker-dealers (including our affiliate, Terra Securities Corporation) registered under the 1934 Act to sell the contracts. Under these agreements, the commission paid to the broker-dealer is not expected to exceed the amount described above. When a contract is sold through another broker-dealer, Capital Brokerage passes through the entire amount of the sales commission to the selling broker-dealer; that broker-dealer may retain a portion of the commission before it pays the registered representative who sold the contract.

We also may make other payments for services that do not directly involve the sales of the contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recover commissions, marketing, administrative and investment expenses and costs of contract benefits through fees and charges imposed under the contracts. Commissions paid on the contracts, including other incentives and payments, are not charged directly to you or to the Variable Account.

Additional Information

OWNER QUESTIONS	The obligations to Owners under the contracts are ours. Please direct your questions and concerns to us at our Service Center.

RETURN PRIVILEGE	Within the 15-day free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to our Service Center at:

GE Capital Life Assurance Company of New York

Annuity New Business

6610 West Broad Street

Richmond, Virginia 23230

If you cancel your contract, it will be void. Unless state law requires that we return your Purchase Payments, the amount of the refund you receive will equal your Contract Value and any rider Purchase Payments received plus any adjustments required by applicable law or regulation on the date we receive the contract, but without reduction for any surrender charge.

STATE REGULATION

As a life insurance company organized and operated under the laws of the State of New York, we are subject to provisions governing life insurers and to regulation by the New York Department of Insurance.

Our books and accounts are subject to review and examination by the New York Department of Insurance at all times. The New York Department of Insurance conducts a full examination of our operations at least every five years.

RECORDS AND REPORTS

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the Variable Account. At least once each year, we will send you a report showing information about your contract for the period covered by the report. The report will show the total Contract Value, including your value in the Subaccount, the Immediate Installment Account and the Guarantee Account. The report also will show Purchase Payments and charges made during the statement period. We also will send you an annual and a semi-annual report for the Total Return Fund of GE Investments Funds, Inc., as required by the 1940 Act. In addition, you will receive a written confirmation when you make Purchase Payments, transfers from the Guarantee Account to the Subaccount, or take partial withdrawals.

OTHER INFORMATION

We have filed a Registration Statement with the SEC, under the 1933 Act, for the contracts being offered by this prospectus. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the Variable Account, the Company, and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC and available on the SEC’s website at http://www.sec.gov.

LEGAL MATTERS

We, like other insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the Company cannot predict the outcome of any litigation with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact us or the Variable Account.

Capital Brokerage Corporation, the principal underwriter, is not engaged in any litigation of any material nature.

Appendix

STANDARDIZED PERFORMANCE DATA

We may advertise the historical total returns for the Subaccount according to standards established by the SEC and the NASD. These standards are discussed in further detail in the Statement of Additional Information, which may be obtained free of charge by contacting our Service Center. The total return for the Subaccount assumes that an investment has been held in the Subaccount for various periods of time including a period measured from the date on which the Total Return Fund for GE Investments Funds, Inc. was first available in the Variable Account. When available, we will provide the total return for the periods of one, five and ten years, adjusted to reflect current contract charges, as well as charges for the Total Return Fund of GE Investments Funds, Inc. The charges for the Total Return Fund of GE Investments Funds, Inc. was provided by the Portfolio and not independently verified by us.

The total return quotations represent the average annual compounded rates of return that an initial investment of $1,000 in the Subaccount would equal as of the last day of each period.

The table below demonstrates the standardized average annual total returns of the Subaccount for periods of one, five and ten years, as well as from the date on which the Total Return Fund of the GE Investments Funds, Inc. was first available in the Variable Account, to December 31, 2002. The method of calculation used is described in the Statement of Additional Information.

Although the contract did not exist during all of the periods shown in the table, the returns have been adjusted to reflect current charges imposed under the contract. The total returns shown reflect the deduction of applicable fees and charges assessed under the contract, including fees for the Total Return Fund of GE Investments Funds, Inc. Expenses include:

•	Variable Account expenses of 1.50% (taken daily, equal to an annual rate of your daily net assets in the Variable Account);

•	A one month charge of $196.80 for all the available rider options which is subtracted from the initial hypothetical $1,000 investment prior to allocation to the Subaccount; and

•	A one month charge of $10.00 for the billing fee which is subtracted from the initial hypothetical $1,000 investment prior to allocation to the Subaccount.

Deductions for premiums taxes are NOT reflected, but may apply. In addition, we assume that you make a complete surrender of the contract at the end of the period, therefore, we deduct the surrender charge. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

Table 1

Standardized Total Returns

	For the 1-year period ended 12/31/02	For the 5-year period ended 12/31/02	For the 10-year period ended 12/31/02	From the Adoption in Variable Account to 12/31/02	Date of Adoption in Variable Account*

Total Return Fund of GE Investments Funds, Inc.	-33.08%	NA	NA	-4.92%	7/27/98

*	Date on which the Total Return Fund of GE Investments Funds, Inc. was first available in the Variable Account. As the Variable Account is also used for other variable annuities offered by the Company, this date may be different from the date the Total Return Fund of GE Investments Funds, Inc. was first available in this product.

NON-STANDARDIZED PERFORMANCE DATA

In addition to the standardized data, we may also show similar performance data for other periods.

We may from time to time also advertise or disclose average annual total return or other performance data in non-standardized formats for the Subaccount. The non-standardized performance data may make different assumptions regarding the amount invested, the time periods shown, or the effect of partial withdrawals or income payments, not including repayments on amounts withdrawn.

All non-standardized performance data will be advertised only if we also disclose the standardized performance data as described in the previous section.

We may disclose historic performance data for the Total Return Fund of GE Investments Funds, Inc. since its inception, reduced by some or all of the fees and charges under the contract. Such non-standardized performance includes data that precedes the data on which the Total Return Fund of GE Investments Funds, Inc. was available in the Variable Account. This data is designed to show the performance that would have resulted if the contract had been in existence during that time, based on the Total Return Fund of GE Investments Funds, Inc.’s performance. This data assumes that the Subaccount available in the contract was in existence for the same time period as the Total Return Fund of GE Investments Funds, Inc., with the charges equal to those currently assessed in the contract, including charges for the Total Return Fund of GE Investments Funds, Inc.

The table below reflects the non-standardized average annual total returns for one, five and ten-year periods for the Total Return Fund of GE Investments Funds, Inc. from the time it was declared effective by the SEC until December 31, 2002. The method of calculation used is described in the Statement of Additional Information.

The total returns of the Total Return Fund of GE Investments Funds, Inc. have been reduced by the Variable Account charges, as if the contract had been in existence since the inception of the Total Return Fund of GE Investments Funds, Inc. Expenses include Variable Account expenses of 1.50% (taken daily, equal to an annual rate of your daily net assets in the Variable Account).

Deductions for premiums taxes are NOT reflected, but may apply. In addition, we assume that you make a complete surrender of the contract at the end of the period, therefore, we deduct the surrender charge. The $10 billing fee or charges for the optional riders are not reflected in the calculations. If the charges for the billing fee, premium tax and the optional riders were included, the performance numbers shown would be lower. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

Table 2

Non-Standardized Performance Data

	For the 1-year period ended 12/31/02	For the 5-year period ended 12/31/02	For the 10-year period ended 12/31/02	From inception to period ended 12/31/02	Portfolio inception date*

Total Return Fund of GE Investments Funds, Inc.	-18.71%	1.67%	7.40%	8.20%	07/01/85

*	Date on which the Total Return Fund of GE Investments Funds, Inc. was declared effective by the SEC. This date may be different from the date the Total Return Fund of GE Investments Funds, Inc. was first available in the Variable Account.

Statement of Additional Information

Page
The Company
The Variable Account
Additional Information About the Guarantee Account
The Contracts
Net Investment Factor
Termination of Participation Agreement
Calculation of Performance Data
The Subaccount
Other Performance Data
Federal Tax Matters
Taxation of GE Capital Life Assurance Company of New York
IRS Required Distributions
General Provisions
Using the Contract as Collateral
The Beneficiary
Non-Participating
Misstatement of Age or Gender
Incontestability
Statement of Values
Trust as Owner or Beneficiary
Written Notice
Distribution of the Contracts
Legal Developments Regarding Employment-Related Benefit Plans
Regulation of GE Capital Life Assurance Company of New York
Experts
Financial Statements

GE Capital Life Assurance Company of New York

200 Old Country Road, Suite 240

Mineola, New York 11501

Service Center

6610 West Broad Street

Richmond, Virginia 23230

A Statement of Additional Information containing more detailed information about the contract and the Variable Account is available free by writing us at the address below or by calling (800) 313-5282.

GE Capital Life Assurance Company of New York

Annuity Service Center

6610 West Broad Street

Richmond, Virginia 23230

Please mail a copy of the Statement of Additional Information for the Variable Account, Contract Form NY1162 3/01, to:

Name

Address Street

City State Zip

Signature of Requestor Date

Statement of Additional Information For The

Scheduled Purchase Payment Variable Deferred Annuity Contract

NY1162 3/01

Issued by:

GE Capital Life Assurance Company of New York

GE Capital Life Separate Account II

200 Old Country Road, Suite 240

Mineola, New York 11501

Service Center:

6610 West Broad Street

Richmond, Virginia 23230

Telephone Number: 1-800-313-5282

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the prospectus, dated                     , for the Scheduled Purchase Payment Variable Deferred Annuity Contract issued by GE Capital Life Assurance Company of New York through its GE Capital Life Separate Account II. The terms used in the current prospectus for the Scheduled Purchase Payment Variable Deferred Annuity Contract are incorporated into this Statement of Additional Information.

For a free copy of the prospectus:

Call:	1-800-313-5282

Or write:	GE Capital Life Assurance Company of New York
Annuity Service Center 6610 West Broad Street
Richmond, Virginia 23230

Or visit:	www.gefinancialservice.com

Or contact your financial representative.

The date of this Statement of Additional Information is                     .

THIS STATEMENT OF ADDITIONAL INFORMATION IS  NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION  WITH THE PROSPECTUSES FOR THE CONTRACT AND THE TOTAL RETURN FUND OF  GE INVESTMENTS FUNDS, INC.

Statement of Additional Information

The Company

The Variable Account

Additional Information About the Guarantee Account

The Contracts
Net Investment Factor

Termination of Participation Agreement

Calculation of Performance Data
The Subaccount
Other Performance Data

Federal Tax Matters
Taxation of GE Capital Life Assurance Company of New York
IRS Required Distributions

General Provisions
Using the Contract as Collateral
The Beneficiary
Non-Participating
Misstatement of Age or Gender
Incontestability
Statement of Values
Trust as Owner or Beneficiary
Written Notice

Distribution of the Contract

Legal Developments Regarding Employment-Related Benefit Plans

Regulation of GE Capital Life Assurance Company of New York

Experts

Financial Statements

THE COMPANY

We are a stock life insurance company that was incorporated in the State of New York on February 23, 1988 under the name First GNA Life Insurance Company of New York. In February 1990, we were transferred to a wholly-owned subsidiary of Great Northern Insured Annuity Corporation from GNA Life Insurance Company. In October 1993, we were the surviving entity in a merger with United Pacific Reliance Life Insurance Company of New York and as a result became partially-owned by United Pacific Life Insurance Company (“UPL”). UPL later changed its name to General Electric Capital Assurance Company (“GECA”). On February 1, 1996, we changed our name to GE Capital Life Assurance Company of New York (“GECLANY”). In January 1999, we became a wholly-owned subsidiary of GECA when Great Northern Insured Annuity Corporation merged with and into GECA.

GECA is indirectly-owned by GE Financial Assurance Holdings, Inc., which in turn is directly-owned by GE Insurance, Inc., (“GEI”). GEI is a direct, wholly-owned subsidiary of GE Capital Corporation (“GECC”), which in turn is wholly-owned, directly or indirectly, by General Electric Company (“GE”).

THE VARIABLE ACCOUNT

We established the GE Capital Life Separate Account II as a separate investment account on April 1, 1996. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and meets the definition of a separate account under the Federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC.

ADDITIONAL INFORMATION ABOUT THE GUARANTEE ACCOUNT	Amounts in the Guarantee Account are held in, and are part of, our General Account. The General Account consists of our assets other than those allocated to the Variable Account and our other separate accounts. Subject to statutory authority, we have sole discretion over the investment of assets of the General Account. The assets of the General Account are chargeable with liabilities arising out of any business we may conduct.

THE CONTRACTS

NET INVESTMENT FACTOR

The net investment factor measures investment performance of the Subaccount during a Valuation Period. The net investment factor of the Subaccount for a Valuation Period is (a) divided by (b) minus (c) where:

(a)	is the result of:

(1)	the value of the assets of the Subaccount at the end of the preceding Valuation Period; plus

(2)	the investment income and capital gains, realized or unrealized, credited to those assets at the end of the Valuation Period for which the net investment factor is being determined; minus

(3)	the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(4)	any amount charged against the Subaccount for taxes; this includes any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Subaccount; and

(b)	is the value of the net assets of the Subaccount at the end of the preceding Valuation Period; and

(c)	is a factor for the Valuation Period representing the mortality and expense risk charge and the administrative expense charge. This factor is shown in your contract.

We will value the Subaccount’s assets at fair market value in accordance with generally accepted accounting practices and applicable laws and regulations.

TERMINATION OF PARTICIPATION AGREEMENT

The participation agreement pursuant to which the Total Return Fund of GE Investments Funds, Inc. sells its shares to the Variable Account contains a provision regarding the circumstances in which the Agreement may be terminated

The participation agreement with GE Investments Funds, Inc. may be terminated at the option of any party upon six months written notice to the other, unless a shorter time is agreed upon by the parties.

CALCULATION OF PERFORMANCE DATA

From time to time, we may disclose total return and other performance data for the Subaccount pertaining to the contracts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC and the NASD.

The calculations of total return and other performance data do not reflect the effect of any premium tax that may be applicable to a particular contract. Premium taxes currently range generally from 0% to 3.5% of Purchase Payments and are generally based on the rules of the state in which you reside.

THE SUBACCOUNT

Total Return.    Sales literature or advertisements may quote total return, including average annual total return for one or more of the Subaccounts for various periods of time including 1 year, 5 years, and 10 years, or from inception if any of those periods are not available.

Average annual total return for a period represents the average annual compounded rate of return that would equate an initial investment of $1,000 under a contract to the redemption value of that investment as of the last day of the period. The ending date for each period for which total return quotations are provided will be for the most recent practicable, considering the type and media of the communication, and will be stated in the communication.

For periods that began before the contract was available, performance data will be based on the performance of the Portfolio adjusted for the level of the Variable Account and contract charges currently in effect for this contract. Average annual total return will be calculated using Subaccount unit values.

We calculate the unit value for each Valuation Period based on the performance of the Subaccount investing in the Total Return Fund of GE Investments Funds, Inc. (after deductions for the charges and expenses of the Total Return Fund, the administrative expense charge (deducted daily at an effective annual rate of 0.15% of your assets in the Variable Account), and the mortality and expense risk charge (deducted daily at an effective annual rate of 1.35% of your assets in the Variable Account, $196.80 for all the available rider options and a $10 billing fee).

Total return does not consider the deduction of any premium taxes.

Total return will then be calculated according to the following formula:

TR = (ERV/P)1/N – 1

where:

TR	=	the average annual total return for the period.

ERV	=	the ending redeemable value (reflecting deductions as described above) of the hypothetical investment at the end of the period.

P	=	a hypothetical single investment of $1,000.

N	=	the duration of the period (in years).

Past performance is not a guarantee of future results.

The Total Return Fund of GE Investments Funds, Inc. has provided the price information used to calculate the adjusted historical performance of the Subaccount; we have not independently verified such information.

OTHER PERFORMANCE DATA	We may disclose cumulative total return in conjunction with the standard format described above. The cumulative total return will be calculated using the following formula:

CTR = (ERV/P) – 1

where:

CTR	=	the cumulative total return for the period.

ERV	=	the ending redeemable value (reflecting deductions as described above) of the hypothetical investment at the end of the period.

P	=	a hypothetical single investment of $1,000.

Other non-standardized quotations of Subaccount performance may also be used in sales literature. Such quotations will be accompanied by a description of how they were calculated. We will accompany any non-standardized quotations of Subaccount performance with standardized performance quotations.

FEDERAL TAX MATTERS

TAXATION OF GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

We do not expect to incur any Federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the contracts. (See the “Federal Tax Matters” section of the prospectus.) Based upon these expectations, no charge is being made currently to the Variable Account for Federal income taxes. We will periodically review the question of a charge to the Variable Account for Federal income taxes related to the Variable Account. Such a charge may be made in future years if we believe that we may incur Federal income taxes. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what we currently believe it to be, if there are changes made in the Federal income tax treatment of annuities at the corporate level, or if there is a change in our tax status. In the event that we should incur Federal income taxes attributable to investment income or capital gains retained as part of the reserves under the contracts, the Contract Value would be correspondingly adjusted by any provision or charge for such taxes.

We may also incur state and local taxes (in addition to premium taxes). At present, these taxes, with the exception of premium taxes, are not significant. If there is a material change in applicable state or local tax laws causing an increase in taxes other than premium taxes (for which we currently impose a charge), charges for such taxes attributable to the Variable Account may be made.

IRS REQUIRED DISTRIBUTIONS	In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Code requires any Non-Qualified Contract to provide that:

(a)	if any Owner dies on or after the Annuity Commencement Date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner’s death; and

(b)	if any Owner dies prior to the Annuity Commencement Date, the entire interest in the contract will be distributed:

(1)	within five years after the date of that Owner’s death; or

(2)	as income payments which will begin within one year of that Owner’s death and which will be made over the life of the Owner’s “designated beneficiary” or over a period not extending beyond the life expectancy of that beneficiary.

The “designated beneficiary” generally is the person who will be treated as the sole Owner of the contract following the death of the Owner, Joint Owner or, in certain circumstances, the Annuitant or Joint Annuitant. However, if the “designated beneficiary” is the surviving spouse of the decedent and a Joint Owner, these distribution rules will not apply until the surviving spouse’s death (and this spousal exception will not again be available). If any Owner is not an individual, the death of the Annuitant or Joint Annuitant will be treated as the death of an Owner for purposes of these rules.

Contracts issued as Non-Qualified Contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Contracts issued as Qualified Contracts.

GENERAL PROVISIONS

USING THE CONTRACTS AS COLLATERAL

A Non-Qualified Contract can be assigned as collateral security. We must be notified in writing if a contract is assigned. Any payment made before the assignment is recorded at our Service Center will not be affected. We are not responsible for the validity of an assignment. Your rights and the rights of a Beneficiary may be affected by an assignment. The basic benefits of a Non-Qualified Contract are assignable. Additional benefits added by rider may or may not be available/eligible for assignments.

A Qualified Contract may not be sold, assigned, transferred, discounted, pledged or otherwise transferred except under such conditions as may be allowed under applicable law.

THE BENEFICIARY

You may select one or more primary and contingent beneficiaries during your lifetime upon application and by filing a written request with our Service Center. If you do, any Death Benefit will be paid in equal shares to the survivors in the appropriate beneficiary class, unless you otherwise request.

NON-PARTICIPATING	The contract is non-participating. No dividends are payable.

MISSTATEMENT OF AGE OR GENDER	If an Annuitant’s age or gender is misstated on the contract data page, any contract benefits or proceeds, or availability thereof, will be determined using the correct age and gender.

INCONTESTABILITY	We will not contest the contract except as provided in any rider.

STATEMENT OF VALUES

At least once each year, we will send you a statement of values within 30 days after the report date. The statement will show Contract Value, Purchase Payments, and charges made during the report period.

TRUST AS OWNER OR BENEFICIARY

If a trust is named as the owner or beneficiary of this contract and subsequently exercises ownership rights or claims benefits hereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of contract benefits to the trustee shall release us from all obligations under the contract to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

WRITTEN NOTICE	Any written notice should be sent to us at our Service Center at 6610 West Broad Street, Richmond, Virginia 23230. The contract number and the Annuitant’s full name must be included.

We will send all notices to the Owner at the last known address on file with us.

DISTRIBUTION OF THE CONTRACTS

The contracts which are offered continuously, are distributed by Capital Brokerage Corporation, 201 Merritt 7, Norwalk, CT 06856, an affiliate of the Company. During the fiscal years ended December 31, 2002, 2001 and 2000, no underwriting commissions have been paid by us to Capital Brokerage Corporation. Although neither we nor Capital Brokerage Corporation anticipate discontinuing the offering of the contracts, we do reserve the right to discontinue offering the contracts at any time.

LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

On July 6, 1983, the Supreme Court held in Arizona Governing Committee for Tax Deferred Annuity v. Norris, 463 U.S. 1073 (1983), that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of gender. The contract contains guaranteed annuity purchase rates for certain optional payment plans that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a contract may be purchased.

EXPERTS

The financial statements of GE Capital Life Assurance Company of New York as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, and the financial statements of GE Capital Life Separate Account II as of December 31, 2002 and for each of the years or lesser periods in the two-year period ended December 31, 2002, have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 1021 East Cary Street, Suite 2000, Richmond, VA 23219.

The report of KPMG LLP dated February 7, 2003 with respect to the financial statements of GE Capital Life Assurance Company of New York contains an explanatory paragraph that states that the Company changed its method of accounting for goodwill and other intangible assets in 2002.

FINANCIAL STATEMENTS

This Statement of Additional Information contains the financial statements for GE Capital Life Assurance Company of New York (the Company), as of December 31 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 and the financial statements of GE Capital Life Separate Account II, as of December 31, 2002 and for each of the years or lesser periods in the two-year period ended December 31, 2002. The financial statements of the Company included in the Statement of Additional Information should be distinguished from the financial statements of GE Capital Life Separate Account II, and should be considered only as bearing on the ability of the Company to meet its obligations under the contract. Such financial statements of the Company should not be considered as bearing on the investment performance of the assets held in the Separate Account.

GE CAPITAL LIFE SEPARATE ACCOUNT II

Financial Statements

December 31, 2002

(With Independent Auditors’ Report Thereon)

GE CAPITAL LIFE SEPARATE ACCOUNT II

December 31, 2002

Independent Auditors’ Report

Contract Owners

GE Capital Life Separate Account II

    and

The Board of Directors

GE Capital Life Assurance Company of New York:

We have audited the accompanying statements of assets and liabilities of GE Capital Life Separate Account II (the Account) (comprising the AIM Variable Insurance Funds — AIM V.I. Blue Chip Fund — Series I Shares, AIM V.I. Capital Appreciation Fund — Series I Shares, AIM V.I. Growth Fund — Series I Shares, AIM V.I. Premier Equity Fund — Series I Shares; The Alger American Fund — Alger American Growth Portfolio, Alger American Small Capitalization Portfolio; Alliance Variable Products Series Fund, Inc. — Growth and Income Portfolio — Class B, Premier Growth Portfolio — Class B, Quasar Portfolio — Class B; Dreyfus — Dreyfus Investment Portfolios-Emerging Markets Portfolio — Initial Shares, The Dreyfus Socially Responsible Growth Fund, Inc. — Initial Shares; Federated Insurance Series — Federated American Leaders Fund II — Primary Shares, Federated High Income Bond Fund II — Primary Shares, Federated High Income Bond Fund II — Service Shares, Federated International Small Company Fund II, Federated Utility Fund II; Fidelity Variable Insurance Products Fund (“VIP”) — VIP Equity-Income Portfolio, VIP Equity-Income Portfolio — Service Class 2, VIP Growth Portfolio, VIP Growth Portfolio — Service Class 2, VIP Overseas Portfolio; Fidelity Variable Insurance Products Fund II (“VIP II”) — VIP II Asset ManagerSM Portfolio, VIP II Contrafund® Portfolio, VIP II Contrafund® Portfolio — Service Class 2; Fidelity Variable Insurance Products Fund III (“VIP III”) — VIP III Growth & Income Portfolio, VIP III Growth & Income Portfolio — Service Class 2, VIP III Growth Opportunities Portfolio, VIP III Mid Cap Portfolio — Service Class 2; GE Investments Funds, Inc. — Global Income Fund, Income Fund, International Equity Fund, Mid-Cap Value Equity Fund, Money Market Fund, Premier Growth Equity Fund, Real Estate Securities Fund, S&P 500® Index Fund, Small-Cap Value Equity Fund, Total Return Fund, U.S. Equity Fund, Value Equity Fund; Goldman Sachs Variable Insurance Trust (VIT) —Goldman Sachs Growth and Income Fund, Goldman Sachs Mid Cap Value Fund; Janus Aspen Series — Aggressive Growth Portfolio, Aggressive Growth Portfolio — Service Shares, Balanced Portfolio, Balanced Portfolio —Service Shares, Capital Appreciation Portfolio, Capital Appreciation Portfolio — Service Shares, Flexible Income Portfolio, Global Life Sciences Portfolio — Service Shares, Global Technology Portfolio — Service Shares, Growth Portfolio, Growth Portfolio — Service Shares, International Growth Portfolio, International Growth Portfolio — Service Shares, Worldwide Growth Portfolio, Worldwide Growth Portfolio — Service Shares; J.P. Morgan Series Trust II — Mid Cap Value Portfolio; MFS® Variable Insurance Trust — MFS® Investors Growth Stock Series — Service Class Shares, MFS® Investors Trust Series — Service Class Shares, MFS® New Discovery Series — Service Class Shares, MFS® Total Return Series — Service Class Shares, MFS® Utilities Series — Service Class Shares; Oppenheimer Variable Account Funds — Oppenheimer Aggressive Growth Fund/VA, Oppenheimer Bond Fund/VA, Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Global Securities Fund/VA — Service Shares, Oppenheimer High Income Fund/VA, Oppenheimer Main Street Growth & Income Fund/VA — Service Shares, Oppenheimer Main Street Small Cap Fund/VA — Service Shares, Oppenheimer Multiple Strategies Fund/VA; PBHG Insurance Series Fund, Inc. — PBHG Growth II Portfolio, PBHG Large Cap Growth Portfolio; PIMCO Variable Insurance Trust — Foreign Bond Portfolio — Administrative Class Shares, High Yield Portfolio —Administrative Class Shares, Long-Term U.S. Government Portfolio — Administrative Class Shares, Total Return Portfolio —Administrative Class Shares; Rydex Variable Trust — OTC Fund; Salomon Brothers Variable Series Funds Inc — Investors Fund, Strategic Bond Fund, Total Return Fund; Van Kampen Life Investment Trust — Comstock Portfolio — Class II Shares) as of December 31, 2002, the related statements of operations for the aforementioned funds and the Van Kampen Life Investment Trust — Emerging Growth Portfolio — Class II Shares for the year or lesser period then ended, the statements of changes in net assets for the aforementioned funds and the Van Kampen Life Investment Trust —Emerging Growth Portfolio — Class II Shares for each of the years or lesser periods in the two year period then ended, and the financial highlights for the aforementioned funds and the Van Kampen Life Investment Trust — Emerging Growth Portfolio — Class II Shares for each of the years or lesser periods in the two year period then ended. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, by correspondence with the underlying mutual funds or their transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the portfolios constituting GE Capital Life Separate Account II as of December 31, 2002, the results of their operations for the year or lesser period then ended, the changes in their net assets for each of the years or lesser periods in the two year period then ended, and their financial highlights for each of the years or lesser periods in the two year period then ended, in conformity with accounting principles generally accepted in the United States of America.

Richmond, Virginia

February 28, 2003

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities

December 31, 2002

	AIM Variable Insurance Funds				The Alger American Fund
	AIM V.I. Blue Chip Fund — Series I Shares	AIM V.I. Capital Appreciation Fund — Series I Shares	AIM V.I. Growth Fund — Series I Shares	AIM V.I. Premier Equity Fund — Series I Shares	Alger American Growth Portfolio	Alger American Small Capitalization Portfolio
Assets
Investments at fair market value (see cost below; note 2a)	$1,469	116,557	151,519	837,859	668,199	596,750
Dividend receivable	—	—	—	—	—	—
Receivable from affiliate (note 4b)	—	—	—	—	—	—
Receivable for units sold	—	351	19	230	—	—

Total assets	1,469	116,908	151,538	838,089	668,199	596,750

Liabilities
Accrued expenses payable to affiliate (note 4c)	—	23	28	164	239	212
Payable for units withdrawn	—	—	—	—	1,151	74

Total liabilities	—	23	28	164	1,390	286

Net assets attributable to variable deferred annuity contract owners	$1,469	116,885	151,510	837,925	666,809	596,464

Outstanding units (note 2b, 4a, and 5): Type I	—	—	—	—	94,583	112,540

Net asset value per unit: Type I	$—	—	—	—	7.05	5.30

Outstanding units (note 2b, 4a, and 5): Type II	151	10,256	13,055	75,286	—	—

Net asset value per unit: Type II	$9.70	6.65	5.95	6.23	—	—

Outstanding units (note 2b, 4a, and 5): Type III	—	988	768	20,837	—	—

Net asset value per unit: Type III	$—	6.63	5.93	6.21	—	—

Outstanding units (note 2b, 4a, and 5): Type IV	—	5,694	8,091	18,661	—	—

Net asset value per unit: Type IV	$—	7.40	6.89	7.01	—	—

Outstanding units (note 2b, 4a, and 5): Type V	—	—	1,967	15,527	—	—

Net asset value per unit: Type V	$—	—	6.88	7.00	—	—

Investments in securities, at cost	$1,519	139,179	175,736	1,055,993	1,361,963	1,245,670

Shares outstanding	280	7,094	13,409	51,656	27,129	48,874

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

	Alliance Variable Products Series Fund, Inc.
	Growth and Income Portfolio — Class B	Premier Growth Portfolio — Class B	Quasar Portfolio — Class B
Assets
Investments at fair market value (see cost below; note 2a)	$2,022,775	394,334	77,594
Dividend receivable	—	—	—
Receivable from affiliate (note 4b)	—	—	—
Receivable for units sold	3,601	1,429	35

Total assets	2,026,376	395,763	77,629

Liabilities
Accrued expenses payable to affiliate (note 4c)	399	71	16
Payable for units withdrawn	—	—	—

Total liabilities	399	71	16

Net assets attributable to variable deferred annuity contract owners	$2,025,977	395,692	77,613

Outstanding units (note 2b, 4a, and 5): Type I	—	—	—

Net asset value per unit: Type I	$—	—	—

Outstanding units (note 2b, 4a, and 5): Type II	113,958	42,999	2,906

Net asset value per unit: Type II	$7.12	6.03	6.28

Outstanding units (note 2b, 4a, and 5): Type III	64,654	6,812	1,529

Net asset value per unit: Type III	$7.09	6.01	6.26

Outstanding units (note 2b, 4a, and 5): Type IV	70,629	10,095	7,344

Net asset value per unit: Type IV	$7.56	7.13	6.78

Outstanding units (note 2b, 4a, and 5): Type V	29,436	3,300	—

Net asset value per unit: Type V	$7.55	7.12	—

Investments in securities, at cost	$2,404,385	490,827	102,939

Shares outstanding	122,667	22,807	11,445

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

	Dreyfus
	Dreyfus Investment Portfolios-Emerging Markets Portfolio — Initial Shares	The Dreyfus Socially Responsible Growth Fund, Inc. — Initial Shares
Assets
Investments at fair market value (see cost below; note 2a)	$137,738	47,412
Dividend receivable	—	—
Receivable from affiliate (note 4b)	—	—
Receivable for units sold	701	—

Total assets	$138,439	47,412

Liabilities
Accrued expenses payable to affiliate (note 4c)	28	8
Payable for units withdrawn	—	—

Total liabilities	28	8

Net assets attributable to variable deferred annuity contract owners	$138,411	47,404

Outstanding units (note 2b, 4a, and 5): Type I	—	—

Net asset value per unit: Type I	$—	—

Outstanding units (note 2b, 4a, and 5): Type II	7,283	7,848

Net asset value per unit: Type II	$9.63	6.04

Outstanding units (note 2b, 4a, and 5): Type III	134	—

Net asset value per unit: Type III	$9.60	—

Outstanding units (note 2b, 4a, and 5): Type IV	6,285	—

Net asset value per unit: Type IV	$8.98	—

Outstanding units (note 2b, 4a, and 5): Type V	1,178	—

Net asset value per unit: Type V	$8.96	—

Investments in securities, at cost	$145,729	55,979

Shares outstanding	14,731	2,509

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

	Federated Insurance Series
	Federated American Leaders Fund II — Primary Shares	Federated High Income Bond Fund II — Primary Shares	Federated High Income Bond Fund II — Service Shares	Federated International Small Company Fund II	Federated Utility Fund II
Assets
Investments at fair market value (see cost below; note 2a)	$591,010	345,845	600,595	38,641	374,362
Dividend receivable	—	—	—	—	—
Receivable from affiliate (note 4b)	—	—	—	—	—
Receivable for units sold	—	—	549	8	—

Total assets	591,010	345,845	601,144	38,649	374,362

Liabilities
Accrued expenses payable to affiliate (note 4c)	161	112	111	7	110
Payable for units withdrawn	—	—	—	—	—

Total liabilities	161	112	111	7	110

Net assets attributable to variable deferred annuity contract owners	$590,849	345,733	601,033	38,642	374,252

Outstanding units (note 2b, 4a, and 5): Type I	71,618	39,512	—	—	59,594

Net asset value per unit: Type I	$8.25	8.75	—	—	6.28

Outstanding units (note 2b, 4a, and 5): Type II	—	—	44,925	2,096	—

Net asset value per unit: Type II	$—	—	9.58	6.37	—

Outstanding units (note 2b, 4a, and 5): Type III	—	—	3,837	—	—

Net asset value per unit: Type III	$—	—	9.55	—	—

Outstanding units (note 2b, 4a, and 5): Type IV	—	—	12,646	2,767	—

Net asset value per unit: Type IV	$—	—	9.80	7.92	—

Outstanding units (note 2b, 4a, and 5): Type V	—	—	1,030	427	—

Net asset value per unit: Type V	$—	—	9.78	7.90	—

Investments in securities, at cost	$756,370	407,486	618,945	41,371	627,957

Shares outstanding	38,857	48,848	84,830	8,437	49,782

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

	Fidelity Variable Insurance Products Fund (“VIP”)					Fidelity Variable Insurance Products Fund II (“VIP II”)			Fidelity Variable Insurance Products Fund III (“VIP III”)
	VIP Equity- Income Portfolio	VIP Equity- Income Portfolio — Service Class 2	VIP Growth Portfolio	VIP Growth Portfolio — Service Class 2	VIP Overseas Portfolio	VIP II Asset ManagerSM Portfolio	VIP II Contrafund® Portfolio	VIP II Contrafund® Portfolio — Service Class 2	VIP III Growth & Income Portfolio	VIP III Growth & Income Portfolio — Service Class 2	VIP III Growth Opportunities Portfolio	VIP III Mid Cap Portfolio — Service Class 2
Assets
Investments at fair market value (see cost below; note 2a)	$1,788,013	1,058,539	1,369,548	420,762	520,089	334,804	2,515,608	825,034	972,898	477,591	568,402	1,346,140
Dividend receivable	—	—	—	—	—	—	—	—	—	—	—	—
Receivable from affiliate (note 4b)	—	—	—	—	—	—	—	—	—	—	—	—
Receivable for units sold	—	511	—	684	177	—	—	1,183	—	177	—	212

Total assets	1,788,013	1,059,050	1,369,548	421,446	520,266	334,804	2,515,608	826,217	972,898	477,768	568,402	1,346,352

Liabilities
Accrued expenses payable to affiliate (note 4c)	493	201	485	79	157	107	801	150	270	89	187	251
Payable for units withdrawn	645	4	1,292	—	—	—	—	—	—	—	—	—

Total liabilities	1,138	205	1,777	79	157	107	801	150	270	89	187	251

Net assets attributable to variable deferred annuity contract owners	$1,786,875	1,058,845	1,367,771	421,367	520,109	334,697	2,514,807	826,067	972,628	477,679	568,215	1,346,101

Outstanding units (note 2b, 4a, and 5): Type I	205,624	—	184,088	—	79,406	36,459	266,682	—	118,325	—	94,861	—

Net asset value per unit: Type I	$8.69	—	7.43	—	6.55	9.18	9.43	—	8.22	—	5.99	—

Outstanding units (note 2b, 4a, and 5): Type II	—	72,137	—	31,710	—	—	—	29,566	—	19,892	—	46,954

Net asset value per unit: Type II	$—	7.54	—	6.11	—	—	—	8.41	—	7.77	—	9.05

Outstanding units (note 2b, 4a, and 5): Type III	—	9,911	—	12,319	—	—	—	3,086	—	10,540	—	13,738

Net asset value per unit: Type III	$—	7.52	—	6.09	—	—	—	8.38	—	7.75	—	9.02

Outstanding units (note 2b, 4a, and 5): Type IV	—	33,456	—	20,580	—	—	—	60,564	—	19,172	—	48,119

Net asset value per unit: Type IV	$—	7.85	—	6.81	—	—	—	8.78	—	8.15	—	8.77

Outstanding units (note 2b, 4a, and 5): Type V	—	22,674	—	1,830	—	—	—	2,258	—	10,477	—	42,836

Net asset value per unit: Type V	$—	7.84	—	6.80	—	—	—	8.77	—	8.13	—	8.76

Investments in securities, at cost	$2,254,898	1,191,321	2,526,644	519,354	837,437	395,990	3,373,108	892,023	1,231,760	532,689	921,501	1,434,339

Shares outstanding	98,459	58,808	58,428	18,128	47,367	26,259	138,984	45,963	89,585	44,510	48,540	77,409

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

	GE Investments Funds, Inc.
	Global Income Fund	Income Fund	International Equity Fund	Mid-Cap Value Equity Fund	Money Market Fund	Premier Growth Equity Fund	Real Estate Securities Fund	S&P 500® Index Fund	Small-Cap Value Equity Fund	Total Return Fund	U.S. Equity Fund	Value Equity Fund
Assets
Investments at fair market value (see cost below; note 2a)	$289,100	1,810,819	206,555	2,316,339	6,587,445	1,940,618	266,691	11,386,317	2,022,496	801,859	2,994,794	622,878
Dividend receivable	—	—	—	—	—	—	—	—	—	—	—	—
Receivable from affiliate (note 4b)	—	—	—	—	862	—	—	—	—	—	—	—
Receivable for units sold	29	361	—	859	430	—	63	36,644	1,134	—	14	25

Total assets	289,129	1,811,180	206,555	2,317,198	6,588,737	1,940,618	266,754	11,422,961	2,023,630	801,859	2,994,808	622,903

Liabilities
Accrued expenses payable to affiliate (note 4c)	60	361	55	477	1,064	390	56	1,911	361	193	640	113
Payable for units withdrawn	—	—	—	—	7	148	—	69	—	3,174	6	—

Total liabilities	60	361	55	477	1,071	538	56	1,980	361	3,367	646	113

Net assets attributable to variable deferred annuity contract owners	$289,069	1,810,819	206,500	2,316,721	6,587,666	1,940,080	266,698	11,420,981	2,023,269	798,492	2,994,162	622,790

Outstanding units (note 2b, 4a, and 5): Type I	26,915	139,847	33,523	82,630	441,788	228,482	21,508	793,100	—	77,826	262,389	—

Net asset value per unit: Type I	$10.74	12.55	6.16	10.07	11.30	6.82	12.40	7.53	—	10.26	8.83	—

Outstanding units (note 2b, 4a, and 5): Type II	—	3,625	—	118,661	275,280	37,355	—	627,019	153,331	—	71,518	37,464

Net asset value per unit: Type II	$—	10.65	—	8.11	1.01	7.25	—	7.02	9.12	—	7.35	7.45

Outstanding units (note 2b, 4a, and 5): Type III	—	—	—	17,118	179,540	1,795	—	34,661	8,759	—	5,075	8,216

Net asset value per unit: Type III	$—	—	—	8.08	1.01	7.23	—	6.99	9.09	—	7.33	7.42

Outstanding units (note 2b, 4a, and 5): Type IV	—	1,450	—	28,293	449,804	11,446	—	46,625	51,245	—	12,337	26,584

Net asset value per unit: Type IV	$—	10.64	—	8.02	1.00	7.60	—	7.54	8.41	—	7.79	7.88

Outstanding units (note 2b, 4a, and 5): Type V	—	160	—	19,610	686,286	1,455	—	60,298	13,607	—	2,356	9,306

Net asset value per unit: Type V	$—	10.62	—	8.01	1.00	7.59	—	7.52	8.40	—	7.77	7.87

Investments in securities, at cost	$255,348	1,772,090	225,106	2,706,857	6,587,445	2,562,697	297,853	14,946,360	2,236,425	949,434	3,850,377	683,676

Shares outstanding	26,670	140,048	33,155	174,161	6,587,445	35,452	20,296	703,728	196,932	63,238	116,303	84,630

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

	Goldman Sachs Variable Insurance Trust (VIT)		Janus Aspen Series
	Goldman Sachs Growth and Income Fund	Goldman Sachs Mid Cap Value Fund	Aggressive Growth Portfolio	Aggressive Growth Portfolio — Service Shares	Balanced Portfolio	Balanced Portfolio — Service Shares	Capital Appreciation Portfolio	Capital Appreciation Portfolio — Service Shares	Flexible Income Portfolio	Global Life Sciences Portfolio — Service Shares	Global Technology Portfolio — Service Shares
Assets
Investments at fair market value (see cost below; note 2a)	$316,148	1,408,011	2,357,732	170,236	5,099,063	3,073,429	3,196,473	167,378	426,380	95,963	76,401
Dividend receivable	—	—	—	—	—	—	—	—	—	—	—
Receivable from affiliate (note 4b)	—	—	—	—	—	—	—	—	—	—	—
Receivable for units sold	—	24	—	112	—	8,935	—	—	—	—	—

Total assets	316,148	1,408,035	2,357,732	170,348	5,099,063	3,082,364	3,196,473	167,378	426,380	95,963	76,401

Liabilities
Accrued expenses payable to affiliate (note 4c)	83	365	1,074	30	784	562	491	31	88	20	15
Payable for units withdrawn	—	—	—	—	—	—	—	—	—	—	—

Total liabilities	83	365	1,074	30	784	562	491	31	88	20	15

Net assets attributable to variable deferred annuity contract owners	$316,065	1,407,670	2,356,658	170,318	5,098,279	3,081,802	3,195,982	167,347	426,292	95,943	76,386

Outstanding units (note 2b, 4a, and 5): Type I	43,415	111,631	322,388	—	436,123	—	326,788	—	34,323	—	—

Net asset value per unit: Type I	$7.28	12.61	7.31	—	11.69	—	9.78	—	12.42	—	—

Outstanding units (note 2b, 4a, and 5): Type II	—	—	—	19,456	—	110,810	—	18,054	—	4,698	5,022

Net asset value per unit: Type II	$—	—	—	5.58	—	8.94	—	7.11	—	7.07	4.62

Outstanding units (note 2b, 4a, and 5): Type III	—	—	—	1,801	—	41,381	—	1,214	—	5,576	333

Net asset value per unit: Type III	$—	—	—	5.56	—	8.91	—	7.08	—	7.05	4.60

Outstanding units (note 2b, 4a, and 5): Type IV	—	—	—	5,577	—	80,645	—	—	—	198	3,896

Net asset value per unit: Type IV	$—	—	—	7.74	—	9.09	—	—	—	7.59	5.96

Outstanding units (note 2b, 4a, and 5): Type V	—	—	—	1,109	—	109,084	—	3,613	—	2,891	4,779

Net asset value per unit: Type V	$—	—	—	7.73	—	9.07	—	8.41	—	7.58	5.95

Investments in securities, at cost	$392,349	1,390,150	7,063,388	194,504	6,151,138	3,203,798	5,300,788	189,180	412,782	114,585	88,086

Shares outstanding	38,839	132,706	148,847	10,899	247,648	144,157	184,023	9,709	34,665	17,576	31,702

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

	Janus Aspen Series (continued)						J.P. Morgan Series Trust II
	Growth Portfolio	Growth Portfolio — Service Shares	International Growth Portfolio	International Growth Portfolio — Service Shares	Worldwide Growth Portfolio	Worldwide Growth Portfolio — Service Shares	Mid Cap Value Portfolio
Assets
Investments at fair market value (see cost below; note 2a)	$1,919,590	200,281	1,062,576	115,218	1,943,094	492,443	1,545
Dividend receivable	—	—	—	—	—	—	—
Receivable from affiliate (note 4b)	—	—	—	—	—	—	—
Receivable for units sold	—	183	—	—	—	85	—

Total assets	1,919,590	200,464	1,062,576	115,218	1,943,094	492,528	1,545

Liabilities
Accrued expenses payable to affiliate (note 4c)	749	38	369	19	751	93	1
Payable for units withdrawn	1,029	—	—	—	—	—	—

Total liabilities	1,778	38	369	19	751	93	1

Net assets attributable to variable deferred annuity contract owners	$1,917,812	200,426	1,062,207	115,199	1,942,343	492,435	1,544

Outstanding units (note 2b, 4a, and 5): Type I	267,105	—	138,128	—	258,634	—	—

Net asset value per unit: Type I	$7.18	—	7.69	—	7.51	—	—

Outstanding units (note 2b, 4a, and 5): Type II	—	20,303	—	8,952	—	23,802	152

Net asset value per unit: Type II	$—	5.86	—	6.26	—	6.25	10.16

Outstanding units (note 2b, 4a, and 5): Type III	—	4,967	—	891	—	10,366	—

Net asset value per unit: Type III	$—	5.84	—	6.24	—	6.23	—

Outstanding units (note 2b, 4a, and 5): Type IV	—	6,285	—	5,962	—	33,137	—

Net asset value per unit: Type IV	$—	7.08	—	7.33	—	7.34	—

Outstanding units (note 2b, 4a, and 5): Type V	—	1,124	—	1,352	—	4,893	—

Net asset value per unit: Type V	$—	7.07	—	7.32	—	7.33	—

Investments in securities, at cost	$3,890,796	241,163	2,108,955	132,031	3,837,039	572,375	1,520

Shares outstanding	131,389	13,832	61,421	6,707	92,308	23,506	92

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

	MFS® Variable Insurance Trust
	MFS® Investors Growth Stock Series — Service Class Shares	MFS® Investors Trust Series — Service Class Shares	MFS® New Discovery Series — Service Class Shares	MFS® Total Return Series — Service Class Shares	MFS® Utilities Series — Service Class Shares
Assets
Investments at fair market value (see cost below; note 2a)	$739,014	485,630	131,025	1,522	339,691
Dividend receivable	—	—	—	—	—
Receivable from affiliate (note 4b)	—	—	—	—	—
Receivable for units sold	2,298	274	256	—	—

Total assets	741,312	485,904	131,281	1,522	339,691

Liabilities
Accrued expenses payable to affiliate (note 4c)	140	94	23	—	61
Payable for units withdrawn	—	—	—	—	13

Total liabilities	140	94	23	—	74

Net assets attributable to variable deferred annuity contract owners	$741,172	485,810	131,258	1,522	339,617

Outstanding units (note 2b, 4a, and 5): Type I	—	—	—	—	—

Net asset value per unit: Type I	$—	—	—	—	—

Outstanding units (note 2b, 4a, and 5): Type II	40,187	16,546	10,094	152	40,100

Net asset value per unit: Type II	$6.19	6.99	6.52	10.03	6.01

Outstanding units (note 2b, 4a, and 5): Type III	15,424	5,971	2,072	—	8,996

Net asset value per unit: Type III	$6.17	6.97	6.50	—	5.99

Outstanding units (note 2b, 4a, and 5): Type IV	20,603	35,076	7,509	—	4,054

Net asset value per unit: Type IV	$7.24	7.70	6.83	—	7.99

Outstanding units (note 2b, 4a, and 5): Type V	34,313	7,610	101	—	1,548

Net asset value per unit: Type V	$7.23	7.68	6.82	—	7.97

Investments in securities, at cost	$834,863	581,900	146,179	1,517	377,330

Shares outstanding	105,724	36,214	12,623	89	28,355

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

	Oppenheimer Variable Account Funds
	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Bond Fund/VA	Oppenheimer Capital Appreciation Fund/VA	Oppenheimer Global Securities Fund/VA — Service Shares	Oppenheimer High Income Fund/VA	Oppenheimer Main Street Growth & Income Fund/VA — Service Shares	Oppenheimer Main Street Small Cap Fund/VA — Service Shares	Oppenheimer Multiple Strategies Fund/VA
Assets
Investments at fair market value (see cost below; note 2a)	$721,339	2,537,946	1,042,572	681,003	731,809	3,191,855	1,508	908,431
Dividend receivable	—	—	—	—	—	—	—	—
Receivable from affiliate (note 4b)	—	—	—	—	—	—	—	—
Receivable for units sold	—	—	—	983	—	769	—	—

Total assets	721,339	2,537,946	1,042,572	681,986	731,809	3,192,624	1,508	908,431

Liabilities
Accrued expenses payable to affiliate (note 4c)	280	613	304	128	221	608	—	210
Payable for units withdrawn	833	—	1,291	—	2	—	—	—

Total liabilities	1,113	613	1,595	128	223	608	—	210

Net assets attributable to variable deferred annuity contract owners	$720,226	2,537,333	1,040,977	681,858	731,586	3,192,016	1,508	908,221

Outstanding units (note 2b, 4a, and 5): Type I	95,648	214,302	116,440	—	82,108	—	—	88,780

Net asset value per unit: Type I	$7.53	11.84	8.94	—	8.91	—	—	10.23

Outstanding units (note 2b, 4a, and 5): Type II	—	—	—	21,128	—	128,125	160	—

Net asset value per unit: Type II	$—	—	—	7.20	—	7.35	9.43	—

Outstanding units (note 2b, 4a, and 5): Type III	—	—	—	3,631	—	24,867	—	—

Net asset value per unit: Type III	$—	—	—	7.17	—	7.33	—	—

Outstanding units (note 2b, 4a, and 5): Type IV	—	—	—	47,524	—	127,593	—	—

Net asset value per unit: Type IV	$—	—	—	7.49	—	7.83	—	—

Outstanding units (note 2b, 4a, and 5): Type V	—	—	—	19,752	—	136,697	—	—

Net asset value per unit: Type V	$—	—	—	7.48	—	7.82	—	—

Investments in securities, at cost	$1,828,146	2,485,506	1,666,631	747,870	850,105	3,567,929	1,535	1,071,148

Shares outstanding	24,678	224,398	39,165	38,671	97,445	209,165	162	69,030

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

	PBHG Insurance Series Fund, Inc.		PIMCO Variable Insurance Trust
	PBHG Growth II Portfolio	PBHG Large Cap Growth Portfolio	Foreign Bond Portfolio — Administrative Class Shares	High Yield Portfolio — Administrative Class Shares	Long-Term U.S. Government Portfolio — Administrative Class Shares	Total Return Portfolio — Administrative Class Shares
Assets
Investments at fair market value (see cost below; note 2a)	$342,530	613,646	170,512	893,614	4,501,857	7,622,134
Dividend receivable	—	—	407	6,299	14,715	27,960
Receivable from affiliate (note 4b)	—	—	—	—	—	—
Receivable for units sold	—	—	18	5,282	4,070	7,424

Total assets	342,530	613,646	170,937	905,195	4,520,642	7,657,518

Liabilities
Accrued expenses payable to affiliate (note 4c)	135	167	440	6,472	15,565	29,341
Payable for units withdrawn	—	—	—	—	36,401	—

Total liabilities	135	167	440	6,472	51,966	29,341

Net assets attributable to variable deferred annuity contract owners	$342,395	613,479	170,497	898,723	4,468,676	7,628,177

Outstanding units (note 2b, 4a, and 5): Type I	52,036	73,913	—	—	—	—

Net asset value per unit: Type I	$6.58	8.30	—	—	—	—

Outstanding units (note 2b, 4a, and 5): Type II	—	—	2,641	26,611	150,388	276,091

Net asset value per unit: Type II	$—	—	11.04	9.78	12.37	11.36

Outstanding units (note 2b, 4a, and 5): Type III	—	—	1,640	13,819	27,306	62,340

Net asset value per unit: Type III	$—	—	11.00	9.74	12.33	11.32

Outstanding units (note 2b, 4a, and 5): Type IV	—	—	3,186	39,904	101,339	242,867

Net asset value per unit: Type IV	$—	—	10.65	9.71	11.70	10.69

Outstanding units (note 2b, 4a, and 5): Type V	—	—	8,408	12,000	92,981	111,409

Net asset value per unit: Type V	$—	—	10.63	9.70	11.68	10.68

Investments in securities, at cost	$1,025,109	1,260,478	167,070	896,181	4,497,722	7,472,046

Shares outstanding	43,802	49,328	16,933	124,632	405,938	745,077

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

	Rydex Variable Trust	Salomon Brothers Variable Series Funds Inc
	OTC Fund	Investors Fund	Strategic Bond Fund	Total Return Fund
Assets
Investments at fair market value (see cost below; note 2a)	$206,199	183,465	269,631	139,736
Dividend receivable	—	—	—	—
Receivable from affiliate (note 4b)	—	—	—	—
Receivable for units sold	10	—	—	—

Total assets	206,209	183,465	269,631	139,736

Liabilities
Accrued expenses payable to affiliate (note 4c)	39	39	46	24
Payable for units withdrawn	3	—	—	—

Total liabilities	42	39	46	24

Net assets attributable to variable deferred annuity contract owners	$206,167	183,426	269,585	139,712

Outstanding units (note 2b, 4a, and 5): Type I	—	21,504	22,522	14,344

Net asset value per unit: Type I	$—	8.53	11.97	9.74

Outstanding units (note 2b, 4a, and 5): Type II	17,154	—	—	—

Net asset value per unit: Type II	$5.18	—	—	—

Outstanding units (note 2b, 4a, and 5): Type III	5,514	—	—	—

Net asset value per unit: Type III	$5.16	—	—	—

Outstanding units (note 2b, 4a, and 5): Type IV	13,798	—	—	—

Net asset value per unit: Type IV	$6.13	—	—	—

Outstanding units (note 2b, 4a, and 5): Type V	699	—	—	—

Net asset value per unit: Type V	$6.12	—	—	—

Investments in securities, at cost	$255,656	244,289	266,643	150,898

Shares outstanding	22,784	18,894	25,951	14,663

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Assets and Liabilities, Continued

December 31, 2002

Van Kampen Life Investment Trust
Comstock Portfolio — Class II Shares
Assets
Investments at fair market value (see cost below; note 2a)	$20,395
Dividend receivable	—
Receivable from affiliate (note 4b)	—
Receivable for units sold	—

Total assets	20,395

Liabilities
Accrued expenses payable to affiliate (note 4c)	4
Payable for units withdrawn	—

Total liabilities	4

Net assets attributable to variable deferred annuity contract owners	$20,391

Outstanding units (note 2b, 4a, and 5): Type I	—

Net asset value per unit: Type I	$—

Outstanding units (note 2b, 4a, and 5): Type II	—

Net asset value per unit: Type II	$—

Outstanding units (note 2b, 4a, and 5): Type III	—

Net asset value per unit: Type III	$—

Outstanding units (note 2b, 4a, and 5): Type IV	—

Net asset value per unit: Type IV	$—

Outstanding units (note 2b, 4a, and 5): Type V	2,539

Net asset value per unit: Type V	$8.03

Investments in securities, at cost	$20,305

Shares outstanding	2,249

See accompanying notes to financial statements.

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations

	AIM Variable Insurance Funds				The Alger American Fund
	AIM V.I. Blue Chip Fund — Series I Shares	AIM V.I. Capital Appreciation Fund — Series I Shares	AIM V.I. Growth Fund — Series I Shares	AIM V.I. Premier Equity Fund — Series I Shares	Alger American Growth Portfolio	Alger American Small Capitalization Portfolio
	Period from September 13, 2002 to December 31, 2002	Year ended December 31, 2002			Year ended December 31, 2002
Investment income:
Income — Ordinary dividends	$—	—	—	3,338	413	—
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	—	—	—	—	13,647	10,186
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	3	1,337	850	6,045	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	—	98	66	1,947	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	—	118	282	979	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	—	—	94	797	—	—

Net investment income (expense)	(3)	(1,553)	(1,292)	(6,430)	(13,234)	(10,186)

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	—	(8,545)	(2,578)	(15,788)	(208,136)	(162,282)
Unrealized appreciation (depreciation)	(50)	(21,332)	(25,382)	(216,658)	(191,164)	(63,624)
Capital gain distributions	—	—	—	—	—	—

Net realized and unrealized gain (loss) on investments	(50)	(29,877)	(27,960)	(232,446)	(399,300)	(225,906)

Increase (decrease) in net assets from operations	$(53)	(31,430)	(29,252)	(238,876)	(412,534)	(236,092)

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	Alliance Variable Products Series Fund, Inc.
	Growth and Income Portfolio — Class B	Premier Growth Portfolio — Class B	Quasar Portfolio — Class B
	Year ended December 31, 2002
Investment income:
Income — Ordinary dividends	$8,468	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	—	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	11,142	3,650	207
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	5,615	689	54
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	3,965	393	526
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	2,000	104	—

Net investment income (expense)	(14,254)	(4,836)	(787)

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	(69,132)	(8,937)	480
Unrealized appreciation (depreciation)	(389,776)	(103,284)	(25,717)
Capital gain distributions	52,051	—	—

Net realized and unrealized gain (loss) on investments	(406,857)	(112,221)	(25,237)

Increase (decrease) in net assets from operations	$(421,111)	(117,057)	(26,024)

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	Dreyfus
	Dreyfus Investment Portfolios-Emerging Markets Portfolio — Initial Shares	The Dreyfus Socially Responsible Growth Fund, Inc. — Initial Shares
	Year ended December 31, 2002
Investment income:
Income — Ordinary dividends	$1,240	123
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	532	408
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	13	—
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	434	—
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	60	—

Net investment income (expense)	201	(285)

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	(93)	(246)
Unrealized appreciation (depreciation)	(8,203)	(8,552)
Capital gain distributions	—	—

Net realized and unrealized gain (loss) on investments	(8,296)	(8,798)

Increase (decrease) in net assets from operations	$(8,095)	(9,083)

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	Federated Insurance Series
	Federated American Leaders Fund II — Primary Shares	Federated High Income Bond Fund II — Primary Shares	Federated High Income Bond Fund II — Service Shares	Federated International Small Company Fund II	Federated Utility Fund II
	Year ended December 31, 2002
Investment income:
Income — Ordinary dividends	$9,330	34,003	23,757	—	25,860
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	10,710	4,982	—	—	6,607
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	—	—	4,086	125	—
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	—	—	639	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	—	—	681	50	—
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	—	—	91	21	—

Net investment income (expense)	(1,380)	29,021	18,260	(196)	19,253

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	(47,150)	(25,818)	(5,857)	(27)	(57,464)
Unrealized appreciation (depreciation)	(138,331)	(1,260)	(18,428)	(2,731)	(108,972)
Capital gain distributions	—	—	—	—	—

Net realized and unrealized gain (loss) on investments	(185,481)	(27,078)	(24,285)	(2,758)	(166,436)

Increase (decrease) in net assets from operations	$(186,861)	1,943	(6,025)	(2,954)	(147,183)

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	Fidelity Variable Insurance Products Fund (“VIP”)					Fidelity Variable Insurance Products Fund II (“VIP II”)
	VIP Equity- Income Portfolio	VIP Equity- Income Portfolio — Service Class 2	VIP Growth Portfolio	VIP Growth Portfolio — Service Class 2	VIP Overseas Portfolio	VIP II Asset ManagerSM Portfolio	VIP II Contrafund® Portfolio	VIP II Contrafund® Portfolio — Service Class 2
	Year ended December 31, 2002					Year ended December 31, 2002
Investment income:
Income — Ordinary dividends	$35,351	3,246	4,942	107	4,653	14,464	24,626	462
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	29,056	—	26,289	—	8,375	5,255	40,273	—
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	—	5,720	—	2,084	—	—	—	2,822
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	—	1,006	—	876	—	—	—	268
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	—	2,252	—	1,263	—	—	—	3,476
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	—	1,262	—	132	—	—	—	128

Net investment income (expense)	6,295	(6,994)	(21,347)	(4,248)	(3,722)	9,209	(15,647)	(6,232)

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	(106,467)	(15,489)	(298,979)	(3,395)	(46,512)	(19,375)	(140,644)	(6,787)
Unrealized appreciation (depreciation)	(380,508)	(137,470)	(385,754)	(98,003)	(88,093)	(32,931)	(159,657)	(67,174)
Capital gain distributions	48,116	4,679	—	—	—	—	—	—

Net realized and unrealized gain (loss) on investments	(438,859)	(148,280)	(684,733)	(101,398)	(134,605)	(52,306)	(300,301)	(73,961)

Increase (decrease) in net assets from operations	$(432,564)	(155,274)	(706,080)	(105,646)	(138,327)	(43,097)	(315,948)	(80,193)

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	Fidelity Variable Insurance Products Fund III (“VIP III”)
	VIP III Growth & Income Portfolio	VIP III Growth & Income Portfolio — Service Class 2	VIP III Growth Opportunities Portfolio	VIP III Mid Cap Portfolio — Service Class 2
	Year ended December 31, 2002
Investment income:
Income — Ordinary dividends	$16,642	972	7,159	1,104
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	16,453	—	9,412	—
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	—	2,582	—	4,228
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	—	877	—	1,470
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	—	920	—	3,251
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	—	414	—	2,942

Net investment income (expense)	189	(3,821)	(2,253)	(10,787)

Net realized and unrealized gain (loss) on investments
Net realized gain (loss)	(80,811)	(2,890)	(60,216)	(5,460)
Unrealized appreciation (depreciation)	(166,660)	(57,098)	(118,509)	(91,127)
Capital gain distributions	—	—	—	—

Net realized and unrealized gain (loss) on investments	(247,471)	(59,988)	(178,725)	(96,587)

Increase (decrease) in net assets from operations	$(247,282)	(63,809)	(180,978)	(107,374)

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	GE Investments Funds, Inc.
	Global Income Fund	Income Fund	International Equity Fund	Mid-Cap Value Equity Fund	Money Market Fund	Premier Growth Equity Fund	Real Estate Securities Fund	S&P 500® Index Fund	Small-Cap Value Equity Fund	Total Return Fund	U.S. Equity Fund	Value Equity Fund
	Year ended December 31, 2002
Investment income:
Income — Ordinary dividends	$1,718	51,096	2,485	21,008	93,328	979	12,125	164,949	5,005	19,696	29,183	4,422
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	3,366	21,617	3,512	14,270	78,012	24,364	5,011	101,929	—	13,338	39,863	—
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	—	168	—	10,436	2,565	4,342	—	34,253	11,716	—	6,184	2,666
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	—	—	—	1,203	1,016	133	—	2,573	882	—	272	464
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	—	54	—	1,192	3,324	329	—	2,247	2,653	—	758	646
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	—	9	—	1,016	7,547	27	—	2,310	683	—	133	374

Net investment income (expense)	(1,648)	29,248	(1,027)	(7,109)	864	(28,216)	7,114	21,637	(10,929)	6,358	(18,027)	272

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	3,856	19,853	(127,659)	(45,879)	—	(39,114)	1,959	(566,336)	(9,165)	(26,211)	(95,094)	(1,884)
Unrealized appreciation (depreciation)	34,626	54,601	73,776	(366,604)	—	(469,962)	(41,065)	(2,206,745)	(215,625)	(96,162)	(671,370)	(60,684)
Capital gain distributions	—	21,672	—	13,133	33	10	14,127	20,854	9,684	8,226	—	—

Net realized and unrealized gain (loss) on investments	38,482	96,162	(53,883)	(399,350)	33	(509,066)	(24,979)	(2,752,227)	(215,106)	(114,147)	(766,464)	(62,568)

Increase (decrease) in net assets from operations	$36,834	125,374	(54,910)	(406,459)	897	(537,282)	(17,865)	(2,730,590)	(226,035)	(107,789)	(784,491)	(62,296)

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	Goldman Sachs Variable Insurance Trust (VIT)		Janus Aspen Series
	Goldman Sachs Growth and Income Fund	Goldman Sachs Mid Cap Value Fund	Aggressive Growth Portfolio	Aggressive Growth Portfolio — Service Shares	Balanced Portfolio	Balanced Portfolio — Service Shares	Capital Appreciation Portfolio	Capital Appreciation Portfolio — Service Shares	Flexible Income Portfolio	Global Life Sciences Portfolio — Service Shares	Global Technology Portfolio — Service Shares
	Year ended December 31, 2002		Year ended December 31, 2002
Investment income:
Income — Ordinary dividends	$5,292	15,162	—	—	135,300	47,052	21,624	546	15,883	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	5,301	22,831	40,405	—	79,518	—	54,940	—	4,419	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	—	—	—	1,103	—	10,752	—	1,622	—	406	268
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	—	—	—	123	—	4,359	—	431	—	365	33
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	—	—	—	295	—	3,757	—	—	—	8	77
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	—	—	—	50	—	6,748	—	285	—	161	139

Net investment income (expense)	(9)	(7,669)	(40,405)	(1,571)	55,782	21,436	(33,316)	(1,792)	11,464	(940)	(517)

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	(17,273)	31,964	(850,946)	(1,307)	(163,055)	(11,412)	(477,542)	(5,530)	956	(1,233)	(497)
Unrealized appreciation (depreciation)	(34,298)	(154,617)	(165,499)	(25,385)	(357,278)	(130,260)	(221,244)	(22,012)	14,823	(18,987)	(12,638)
Capital gain distributions	—	4,423	—	—	—	—	—	—	—	—	—

Net realized and unrealized gain (loss) on investments	(51,571)	(118,230)	(1,016,445)	(26,692)	(520,333)	(141,672)	(698,786)	(27,542)	15,779	(20,220)	(13,135)

Increase (decrease) in net assets from operations	$(51,580)	(125,899)	(1,056,850)	(28,263)	(464,551)	(120,236)	(732,102)	(29,334)	27,243	(21,160)	(13,652)

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	Janus Aspen Series (continued)						J.P. Morgan Series Trust II
	Growth Portfolio	Growth Portfolio — Service Shares	International Growth Portfolio	International Growth Portfolio — Service Shares	Worldwide Growth Portfolio	Worldwide Growth Portfolio — Service Shares	Mid Cap Value Portfolio
	Year ended December 31, 2002						Period from September 13, 2002 to December 31, 2002
Investment income:
Income — Ordinary dividends	$—	—	11,446	535	21,803	2,520	—
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	35,956	—	18,985	—	35,798	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	—	1,409	—	633	—	1,366	3
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	—	246	—	98	—	671	—
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	—	378	—	174	—	1,707	—
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	—	55	—	88	—	339	—

Net investment income (expense)	(35,956)	(2,088)	(7,539)	(458)	(13,995)	(1,563)	(3)

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	(444,902)	(727)	(234,971)	(462)	(395,540)	(2,311)	—
Unrealized appreciation (depreciation)	(347,869)	(40,480)	(182,302)	(17,365)	(389,293)	(80,645)	25
Capital gain distributions	—	—	—	—	—	—	—

Net realized and unrealized gain (loss) on investments	(792,771)	(41,207)	(417,273)	(17,827)	(784,833)	(82,956)	25

Increase (decrease) in net assets from operations	$(828,727)	(43,295)	(424,812)	(18,285)	(798,828)	(84,519)	22

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	MFS® Variable Insurance Trust
	MFS® Investors Growth Stock Series — Service Class Shares	MFS® Investors Trust Series — Service Class Shares	MFS® New Discovery Series — Service Class Shares	MFS® Total Return Series — Service Class Shares	MFS® Utilities Series — Service Class Shares
	Year ended December 31, 2002			Period from September 13, 2002 to December 31, 2002	Year ended December 31, 2002
Investment income:
Income — Ordinary dividends	$—	1,215	—	—	4,421
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	—	—	—	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	2,734	2,493	501	3	2,197
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	797	528	133	—	659
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	667	1,863	212	—	86
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	1,692	354	4	—	77

Net investment income (expense)	(5,890)	(4,023)	(850)	(3)	1,402

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	(2,327)	(9,475)	(412)	—	(4,325)
Unrealized appreciation (depreciation)	(96,553)	(97,021)	(15,270)	4	(37,777)
Capital gain distributions	—	—	—	—	—

Net realized and unrealized gain (loss) on investments	(98,880)	(106,496)	(15,682)	4	(42,102)

Increase (decrease) in net assets from operations	$(104,770)	(110,519)	(16,532)	1	(40,700)

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	Oppenheimer Variable Account Funds
	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Bond Fund/VA	Oppenheimer Capital Appreciation Fund/VA	Oppenheimer Global Securities Fund/VA — Service Shares	Oppenheimer High Income Fund/VA	Oppenheimer Main Street Growth & Income Fund/VA — Service Shares	Oppenheimer Main Street Small Cap Fund/VA — Service Shares	Oppenheimer Multiple Strategies Fund/VA
	Year ended December 31, 2002						Period from September 13, 2002 to December 31, 2002	Year ended December 31, 2002
Investment income
Income — Ordinary dividends	$6,340	150,103	9,313	430	90,709	4,126	—	32,610
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	12,720	30,952	20,254	—	12,284	—	—	13,721
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	—	—	—	1,790	—	9,401	3	—
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	—	—	—	379	—	2,567	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	—	—	—	1,766	—	6,612	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	—	—	—	819	—	8,970	—	—

Net investment income (expense)	(6,380)	119,151	(10,941)	(4,324)	78,425	(23,424)	(3)	18,889

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	(187,834)	(10,629)	(198,619)	(10,412)	(81,726)	(16,143)	—	(27,674)
Unrealized appreciation (depreciation)	(128,839)	58,725	(288,389)	(68,170)	(44,530)	(378,953)	(26)	(131,304)
Capital gain distributions	—	—	—	—	—	—	—	13,535

Net realized and unrealized gain (loss) on investments	(316,673)	48,096	(487,008)	(78,582)	(126,256)	(395,096)	(26)	(145,443)

Increase (decrease) in net assets from operations	$(323,053)	167,247	(497,949)	(82,906)	(47,831)	(418,520)	(29)	(126,554)

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	PBHG Insurance Series Fund, Inc.		PIMCO Variable Insurance Trust
	PBHG Growth II Portfolio	PBHG Large Cap Growth Portfolio	Foreign Bond Portfolio — Administrative Class Shares	High Yield Portfolio — Administrative Class Shares	Long-Term U.S. Government Portfolio — Administrative Class Shares	Total Return Portfolio — Administrative Class Shares
	Year ended December 31, 2002		Year ended December 31, 2002
Investment income:
Income — Ordinary dividends	$—	—	2,510	36,951	67,384	147,920
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	6,521	11,022	—	—	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	—	—	304	2,371	11,759	24,768
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	—	—	275	1,726	3,637	8,099
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	—	—	208	2,429	6,077	16,293
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	—	—	421	631	5,780	9,952

Net investment income (expense)	(6,521)	(11,022)	1,302	29,794	40,131	88,808

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	(157,603)	(90,868)	82	(5,145)	37,069	6,954
Unrealized appreciation (depreciation)	(19,833)	(182,717)	3,710	(2,657)	22,432	155,010
Capital gain distributions	—	—	641	—	179,179	89,326

Net realized and unrealized gain (loss) on investments	(177,436)	(273,585)	4,433	(7,802)	238,680	251,290

Increase (decrease) in net assets from operations	$(183,957)	(284,607)	5,735	21,992	278,811	340,098

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	Rydex Variable Trust	Salomon Brothers Variable Series Funds Inc
	OTC Fund	Investors Fund	Strategic Bond Fund	Total Return Fund
	Year ended December 31, 2002	Year ended December 31, 2002
Investment income:
Income — Ordinary dividends	$—	2,449	12,600	2,103
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	—	3,290	3,134	1,546
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	858	—	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	392	—	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	597	—	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	45	—	—	—

Net investment income (expense)	(1,892)	(841)	9,466	557

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	(1,236)	(11,829)	931	(303)
Unrealized appreciation (depreciation)	(49,438)	(53,202)	5,283	(9,335)
Capital gain distributions	—	—	—	—

Net realized and unrealized gain (loss) on investments	(50,674)	(65,031)	6,214	(9,638)

Increase (decrease) in net assets from operations	$(52,566)	(65,872)	15,680	(9,081)

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Operations, Continued

	Van Kampen Life Investment Trust
	Comstock Portfolio — Class II Shares	Emerging Growth Portfolio — Class II Shares
	Period from May 1, 2002 to December 31, 2002
Investment income:
Income — Ordinary dividends	$—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type I (note 4a)	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type II (note 4a)	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type III (note 4a)	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type IV (note 4a)	—	—
Expenses — Mortality and expense risk charges and administrative expenses — Type V (note 4a)	46	57

Net investment income (expense)	(46)	(57)

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss)	1	1,052
Unrealized appreciation (depreciation)	90	—
Capital gain distributions	—	—

Net realized and unrealized gain (loss) on investments	91	1,052

Increase (decrease) in net assets from operations	$45	995

See accompanying notes to financial statements.

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets

	AIM Variable Insurance Funds							The Alger American Fund
	AIM V.I. Blue Chip Fund — Series I Shares	AIM V.I. Capital Appreciation Fund — Series I Shares		AIM V.I. Growth Fund — Series I Shares		AIM V.I. Premier Equity Fund — Series I Shares		Alger American Growth Portfolio		Alger American Small Capitalization Portfolio
	Period from September 13, 2002 to December 31, 2002	Year ended December 31, 2002	Period from November 5, 2001 to December 31, 2001	Year ended December 31, 2002	Period from August 31, 2001 to December 31, 2001	Year ended December 31, 2002	Period from August 13, 2001 to December 31, 2001	Year ended December 31,		Year ended December 31,
								2002	2001	2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(3)	(1,553)	(18)	(1,292)	74	(6,430)	121	(13,234)	(13,869)	(10,186)	(11,409)
Net realized gain (loss)	—	(8,545)	17	(2,578)	(22)	(15,788)	83	(208,136)	(28,392)	(162,282)	(142,174)
Unrealized appreciation (depreciation) on investments	(50)	(21,332)	(1,291)	(25,382)	1,165	(216,658)	(1,475)	(191,164)	(275,654)	(63,624)	(161,064)
Capital gain distributions	—	—	2,558	—	—	—	3,078	—	151,941	—	—

Increase (decrease) in net assets from operations	(53)	(31,430)	1,266	(29,252)	1,217	(238,876)	1,807	(412,534)	(165,974)	(236,092)	(314,647)

From capital transactions:
Net premiums	1,508	112,343	37,940	92,240	35,409	769,902	162,342	5,769	155,541	28,540	97,337
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	—	—	—	(4,676)	—	(16,989)	—	—	—	—	(1,530)
Surrenders	—	(21,872)	—	(1,490)	—	(9,250)	(692)	(69,952)	(32,620)	(41,088)	(45,457)
Administrative expenses (note 4a)	—	(9)	—	(28)	—	(80)	—	(624)	(533)	(596)	(588)
Transfers (to) from the Guarantee Account	14	22,241	2,137	48,519	(345)	191,713	9,249	(39,402)	103,635	(25,065)	137,971
Transfers (to) from other subaccounts	—	(5,731)	—	4,535	5,381	(31,201)	—	(58,441)	103,259	(5,770)	93,441

Increase (decrease) in net assets from capital transactions (note 5)	1,522	106,972	40,077	139,100	40,445	904,095	170,899	(162,650)	329,282	(43,979)	281,174

Increase (decrease) in net assets	1,469	75,542	41,343	109,848	41,662	665,219	172,706	(575,184)	163,308	(280,071)	(33,473)
Net assets at beginning of year	—	41,343	—	41,662	—	172,706	—	1,241,993	1,078,685	876,535	910,008

Net assets at end of year	$1,469	116,885	41,343	151,510	41,662	837,925	172,706	666,809	1,241,993	596,464	876,535

Changes in units (note 5):
Units purchased	151	15,471	4,635	19,974	4,761	118,344	19,145	781	31,349	4,966	39,174
Units redeemed	—	(3,168)	—	(854)	—	(7,101)	(78)	(22,599)	(2,860)	(12,664)	(5,687)

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	151	12,303	4,635	19,120	4,761	111,243	19,068	(21,818)	28,489	(7,698)	33,488

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	Alliance Variable Product Series Fund, Inc.
	Growth and Income Portfolio — Class B		Premier Growth Portfolio — Class B		Quasar Portfolio — Class B
	Year ended December 31, 2002	Period from August 13, 2001 to December 31, 2001	Year ended December 31, 2002	Period from August 20, 2001 to December 31, 2001	Year ended December 31, 2002	Period from September 17, 2001 to December 31, 2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(14,254)	(216)	(4,836)	(101)	(787)	(2)
Net realized gain (loss)	(69,132)	(309)	(8,937)	29	480	—
Unrealized appreciation (depreciation) on investments	(389,776)	8,166	(103,284)	6,789	(25,717)	373
Capital gain distributions	52,051	—	—	—	—	—

Increase (decrease) in net assets from operations	(421,111)	7,641	(117,057)	6,717	(26,024)	371

From capital transactions:
Net premiums	1,711,960	474,497	203,915	171,132	72,852	—
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	(44,032)	—	(6,927)	—	—	—
Surrenders	(72,635)	(21,884)	(11,728)	(1,277)	—	—
Administrative expenses (note 4a)	(211)	—	(88)	—	—	—
Transfers (to) from the Guarantee Account	546,633	626	132,791	30,001	26,246	3,255
Transfers (to) from other subaccounts	(155,507)	—	(11,787)	—	913	—

Increase (decrease) in net assets from capital transactions (note 5)	1,986,208	453,239	306,176	199,856	100,011	3,255

Increase (decrease) in net assets	1,565,097	460,880	189,119	206,573	73,987	3,626
Net assets at beginning of year	460,880	—	206,573	—	3,626	—

Net assets at end of year	$2,025,977	460,880	395,692	206,573	77,613	3,626

Changes in units (note 5):
Units purchased	261,019	52,060	43,819	23,497	11,393	386
Units redeemed	(31,971)	(2,431)	(3,958)	(152)	—	—

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	229,048	49,629	39,861	23,345	11,393	386

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	Dreyfus
	Dreyfus Investment Portfolios- Emerging Markets Portfolio — Initial Shares		The Dreyfus Socially Responsible Growth Fund, Inc. — Initial Shares
	Year ended December 31, 2002	Period from October 18, 2001 to December 31, 2001	Year ended December 31, 2002	Period from November 6, 2001 to December 31, 2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$201	8	(285)	(4)
Net realized gain (loss)	(93)	10	(246)	—
Unrealized appreciation (depreciation) on investments	(8,203)	213	(8,552)	(16)
Capital gain distributions	—	—	—	—

Increase (decrease) in net assets from operations	(8,095)	231	(9,083)	(20)

From capital transactions:
Net premiums	73,417	—	6,500	6,613
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	—	—	—	—
Surrenders	(5,556)	—	(1,437)	—
Administrative expenses (note 4a)	(12)	—	(25)	—
Transfers (to) from the Guarantee Account	74,521	2,179	40,494	2,452
Transfers (to) from other subaccounts	1,726	—	1,910	—

Increase (decrease) in net assets from capital transactions (note 5)	144,096	2,179	47,442	9,065

Increase (decrease) in net assets	136,001	2,410	38,359	9,045
Net assets at beginning of year	2,410	—	9,045	—

Net assets at end of year	$138,411	2,410	47,404	9,045

Changes in units (note 5):
Units purchased	15,219	245	7,010	1,048
Units redeemed	(584)	—	(210)	—

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	14,635	245	6,800	1,048

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	Federated Insurance Series
	Federated American Leaders Fund II — Primary Shares		Federated High Income Bond Fund II — Primary Shares		Federated High Income Bond Fund II — Service Shares		Federated International Small Company Fund II		Federated Utility Fund II
	Year ended December 31,		Year ended December 31,		Year ended December 31, 2002	Period from August 13, 2001 to December 31, 2001	Year ended December 31, 2002	Period from November 29, 2001 to December 31, 2001	Year ended December 31,
	2002	2001	2002	2001					2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(1,380)	(993)	29,021	25,851	18,260	(9)	(196)	—	19,253	9,489
Net realized gain (loss)	(47,150)	(8,320)	(25,818)	(6,646)	(5,857)	—	(27)	—	(57,464)	(8,931)
Unrealized appreciation (depreciation) on investments	(138,331)	(48,995)	(1,260)	(19,359)	(18,428)	77	(2,731)	1	(108,972)	(91,284)
Capital gain distributions	—	4,877	—	—	—	—	—	—	—	—

Increase (decrease) in net assets from operations	(186,861)	(53,431)	1,943	(154)	(6,025)	68	(2,954)	1	(147,183)	(90,726)

From capital transactions:
Net premiums	4,657	22,532	8,337	20,400	423,746	11,255	18,607	—	2,850	53,180
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	1,675	—	(82,600)	—	(34,555)	—	—	—	1,614	(5,019)
Surrenders	(107,474)	(30,613)	(8,452)	(14,009)	(9,630)	—	(212)	—	(51,055)	(7,161)
Administrative expenses (note 4a)	(547)	(496)	(215)	(91)	(42)	—	(6)	—	(364)	(271)
Transfers (to) from the Guarantee Account	(54,468)	105,456	32,651	24,041	199,900	10,654	1,890	232	21,648	118,447
Transfers (to) from other subaccounts	30,634	55,894	82,324	(11,262)	5,662	—	21,084	—	(8,113)	(5,298)

Increase (decrease) in net assets from capital transactions (note 5)	(125,523)	152,773	32,045	19,079	585,081	21,909	41,363	232	(33,420)	153,878

Increase (decrease) in net assets	(312,384)	99,342	33,988	18,925	579,056	21,977	38,409	233	(180,603)	63,152
Net assets at beginning of year	903,233	803,891	311,745	292,820	21,977	—	233	—	554,855	491,703

Net assets at end of year	$590,849	903,233	345,733	311,745	601,033	21,977	38,642	233	374,252	554,855

Changes in units (note 5):
Units purchased	4,271	16,529	14,981	5,039	64,696	2,291	5,288	30	4,871	18,195
Units redeemed	(18,757)	(2,782)	(11,097)	(2,876)	(4,549)	—	(28)	—	(11,568)	(1,874)

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	(14,486)	13,747	3,884	2,163	60,147	2,291	5,260	30	(6,697)	16,321

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	Fidelity Variable Insurance Products Fund (“VIP”)
	VIP Equity- Income Portfolio		VIP Equity- Income Portfolio — Service Class 2		VIP Growth Portfolio		VIP Growth Portfolio — Service Class 2		VIP Overseas Portfolio
	Year ended December 31,		Year ended December 31, 2002	Period from August 13, 2001 to December 31, 2001	Year ended December 31,		Year ended December 31, 2002	Period from October 4, 2001 to December 31, 2001	Year ended December 31,
	2002	2001			2002	2001			2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$6,295	(4,234)	(6,994)	(79)	(21,347)	(31,123)	(4,248)	(24)	(3,722)	15,010
Net realized gain (loss)	(106,467)	(19,919)	(15,489)	(895)	(298,979)	(148,415)	(3,395)	—	(46,512)	(25,408)
Unrealized appreciation (depreciation) on investments	(380,508)	(128,852)	(137,470)	4,687	(385,754)	(471,052)	(98,003)	(589)	(88,093)	(158,850)
Capital gain distributions	48,116	56,980	4,679	—	—	156,196	—	—	—	36,099

Increase (decrease) in net assets from operations	(432,564)	(96,025)	(155,274)	3,713	(706,080)	(494,394)	(105,646)	(613)	(138,327)	(133,149)

From capital transactions:
Net premiums	28,095	358,395	673,210	194,659	13,935	160,505	330,999	54,911	—	62,545
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	(20,024)	(13,573)	(41,529)	—	(17,612)	(30,931)	(2,211)	—	—	(7,925)
Surrenders	(85,053)	(99,104)	(16,254)	(19,934)	(115,072)	(102,754)	(4,184)	—	(19,527)	(28,327)
Administrative expenses (note 4a)	(1,121)	(721)	(70)	—	(1,702)	(1,733)	(31)	—	(385)	(319)
Transfers (to) from the Guarantee Account	46,981	497,441	363,389	(7,817)	(14,750)	606,000	145,469	6,658	(29,059)	108,806
Transfers (to) from other subaccounts	66,402	437,892	64,752	—	(163,760)	(36,604)	(3,985)	—	71,824	178,189

Increase (decrease) in net assets from capital transactions (note 5)	35,280	1,180,330	1,043,498	166,908	(298,961)	594,483	466,057	61,569	22,853	312,969

Increase (decrease) in net assets	(397,284)	1,084,305	888,224	170,621	(1,005,041)	100,089	360,411	60,956	(115,475)	179,820
Net assets at beginning of year	2,184,159	1,099,854	170,621	—	2,372,812	2,272,723	60,956	—	635,584	455,764

Net assets at end of year	$1,786,875	2,184,159	1,058,845	170,621	1,367,771	2,372,812	421,367	60,956	520,109	635,584

Changes in units (note 5):
Units purchased	16,355	119,127	126,218	22,021	1,678	63,074	60,913	6,857	10,089	37,671
Units redeemed	(16,590)	(10,428)	(6,508)	(3,553)	(37,702)	(14,101)	(1,331)	—	(6,892)	(3,938)

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	(235)	108,699	119,710	18,468	(36,024)	48,973	59,582	6,857	3,197	33,733

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	Fidelity Variable Insurance Products Fund II (“VIP II”)						Fidelity Variable Insurance Products Fund III (“VIP III”)
	VIP II Asset ManagerSM Portfolio		VIP II Contrafund® Portfolio		VIP II Contrafund® Portfolio — Service Class 2		VIP III Growth & Income Portfolio		VIP III Growth & Income Portfolio — Service Class 2		VIP III Growth Opportunities Portfolio		VIP III Mid Cap Portfolio — Service Class 2
	Year ended December 31,		Year ended December 31,		Year ended December 31, 2002	Period from October 18, 2001 to December 31, 2001	Year ended December 31,		Year ended December 31, 2002	Period from August 31, 2001 to December 31, 2001	Year ended December 31,		Year ended December 31, 2002	Period from August 31, 2001 to December 31, 2001
	2002	2001	2002	2001			2002	2001			2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$9,209	5,994	(15,647)	(20,120)	(6,232)	(11)	189	(4,088)	(3,821)	(21)	(2,253)	(8,251)	(10,787)	(46)
Net realized gain (loss)	(19,375)	(9,394)	(140,644)	(115,243)	(6,787)	—	(80,811)	(79,894)	(2,890)	3	(60,216)	(20,204)	(5,460)	(121)
Unrealized appreciation (depreciation) on investments	(32,931)	(14,681)	(159,657)	(424,700)	(67,174)	185	(166,660)	(71,404)	(57,098)	2,001	(118,509)	(94,627)	(91,127)	2,928
Capital gain distributions	—	3,985	—	85,875	—	—	—	37,400	—	—	—	—	—	—

Increase (decrease) in net assets from operations	(43,097)	(14,096)	(315,948)	(474,188)	(80,193)	174	(247,282)	(117,986)	(63,809)	1,983	(180,978)	(123,082)	(107,374)	2,761

From capital transactions:
Net premiums	1,993	(24,849)	28,048	189,537	754,666	34,317	42,960	416,397	422,725	37,756	14,773	154,761	1,051,006	124,654
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	1,676	—	(18,191)	(24,253)	—	—	(13,860)	—	(2,918)	—	—	—	(17,221)	—
Surrenders	(65,990)	(17,956)	(146,402)	(160,458)	(3,230)	—	(98,391)	(151,752)	(3,181)	—	(24,838)	(8,143)	(16,344)	(40)
Administrative expenses (note 4a)	(208)	(201)	(2,402)	(2,284)	(18)	—	(1,151)	(692)	(31)	—	(628)	(522)	(83)	—
Transfers (to) from the Guarantee Account	51,045	185,673	(65,890)	396,695	154,959	1,903	(16,314)	242,069	64,855	1,666	5,603	81,017	241,102	(13,014)
Transfers (to) from other subaccounts	(4,447)	(24,424)	(51,425)	(119,158)	(36,511)	—	9,802	(22,546)	18,633	—	(79,943)	(31,567)	80,654	—

Increase (decrease) in net assets from capital transactions (note 5)	(15,931)	118,243	(256,262)	280,079	869,866	36,220	(76,954)	483,476	500,083	39,422	(85,033)	195,546	1,339,114	111,600

Increase (decrease) in net assets	(59,028)	104,147	(572,210)	(194,109)	789,673	36,394	(324,236)	365,490	436,274	41,405	(266,011)	72,464	1,231,740	114,361
Net assets at beginning of year	393,725	289,578	3,087,017	3,281,126	36,394	—	1,296,864	931,374	41,405	—	834,226	761,762	114,361	—

Net assets at end of year	$334,697	393,725	2,514,807	3,087,017	826,067	36,394	972,628	1,296,864	477,679	41,405	568,215	834,226	1,346,101	114,361

Changes in units (note 5):
Units purchased	7,346	18,456	2,830	49,010	95,794	3,856	7,904	62,633	56,429	4,363	2,914	29,665	143,981	12,589
Units redeemed	(9,487)	(6,694)	(28,756)	(25,567)	(4,176)	—	(19,265)	(16,704)	(711)	—	(15,280)	(5,059)	(3,536)	(1,387)

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	(2,141)	11,762	(25,926)	23,443	91,618	3,856	(11,361)	45,929	55,718	4,363	(12,366)	24,606	140,445	11,202

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	GE Investments Funds, Inc.
	Global Income Fund		Income Fund		International Equity Fund		Mid-Cap Value Equity Fund		Money Market Fund		Premier Growth Equity Fund
	Year ended December 31,		Year ended December 31,		Year ended December 31,		Year ended December 31,		Year ended December 31,		Year ended December 31,
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(1,648)	(2,371)	29,248	48,423	(1,027)	(894)	(7,109)	(1,551)	864	137,122	(28,216)	(17,351)
Net realized gain (loss)	3,856	284	19,853	3,511	(127,659)	(4,466)	(45,879)	1,049	—	—	(39,114)	(12,798)
Unrealized appreciation (depreciation) on investments	34,626	(1,193)	54,601	(15,928)	73,776	(60,554)	(366,604)	(39,008)	—	—	(469,962)	(135,409)
Capital gain distributions	—	—	21,672	—	—	1,135	13,133	33,284	33	—	10	56,373

Increase (decrease) in net assets from operations	36,834	(3,280)	125,374	36,006	(54,910)	(64,779)	(406,459)	(6,226)	897	137,122	(537,282)	(109,185)

From capital transactions:
Net premiums	—	58,825	76,780	282,963	1,100	158,072	1,330,733	481,506	5,318,428	2,108,967	589,933	1,733,065
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	—	(5,251)	(53,722)	—	—	—	(49,720)	—	—	(48,669)	—	—
Surrenders	(2,542)	(3,817)	(92,912)	(28,777)	(12,351)	(10,494)	(76,705)	(6,341)	(579,326)	(190,441)	(106,477)	(25,580)
Administrative expenses (note 4a)	(92)	(48)	(573)	(175)	(131)	(89)	(932)	(254)	(1,848)	(1,002)	(1,460)	(82)
Transfers (to) from the Guarantee Account	(17,206)	7,619	(69,209)	83,202	(7,830)	13,012	339,189	167,638	(414,260)	(929,176)	(8,254)	22,921
Transfers (to) from other subaccounts	102,945	(6,033)	574,548	502,795	9,746	16,420	233,957	(72,963)	(4,084,587)	808,655	74,446	33,413

Increase (decrease) in net assets from capital transactions (note 5)	83,105	51,295	434,912	840,008	(9,466)	176,921	1,776,522	569,589	238,407	1,748,334	548,188	1,763,737

Increase (decrease) in net assets	119,939	48,015	560,286	876,014	(64,376)	112,142	1,370,063	563,363	239,304	1,885,456	10,906	1,654,552
Net assets at beginning of year	169,130	121,115	1,250,533	374,519	270,876	158,734	946,658	383,298	6,348,362	4,462,906	1,929,174	274,622

Net assets at end of year	$289,069	169,130	1,810,819	1,250,533	206,500	270,876	2,316,721	946,658	6,587,666	6,348,362	1,940,080	1,929,174

Changes in units (note 5):
Units purchased	10,934	7,167	53,969	76,298	1,500	18,975	197,941	56,788	30,337,093	442,034	73,216	194,792
Units redeemed	(2,127)	(1,635)	(16,878)	(2,541)	(971)	(1,071)	(13,284)	(7,128)	(28,974,657)	(176,754)	(12,763)	(2,792)

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	8,807	5,532	37,091	73,757	530	17,904	184,657	49,660	1,362,436	265,280	60,453	192,000

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	GE Investments Funds, Inc. (continued)
	Real Estate Securities Fund		S&P 500® Index Fund		Small-Cap Value Equity Fund		Total Return Fund		U.S. Equity Fund		Value Equity Fund
	Year ended December 31,		Year ended December 31,		Year ended December 31, 2002	Period from September 17, 2001 to December 31, 2001	Year ended December 31,		Year ended December 31,		Year ended December 31, 2002	Period from November 6, 2001 to December 31, 2001
	2002	2001	2002	2001			2002	2001	2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$7,114	5,614	21,637	(6,038)	(10,929)	288	6,358	16,322	(18,027)	(8,050)	272	120
Net realized gain (loss)	1,959	2,529	(566,336)	(240,383)	(9,165)	4	(26,211)	(1,970)	(95,094)	(21,638)	(1,884)	—
Unrealized appreciation (depreciation) on investments	(41,065)	6,752	(2,206,745)	(748,036)	(215,625)	1,696	(96,162)	(41,009)	(671,370)	(151,900)	(60,684)	(114)
Capital gain distributions	14,127	2,228	20,854	108,993	9,684	3,053	8,226	12,226	—	11,802	—	—

Increase (decrease) in net assets from operations	(17,865)	17,123	(2,730,590)	(885,464)	(226,035)	5,041	(107,789)	(14,431)	(784,491)	(169,786)	(62,296)	6

From capital transactions:
Net premiums	—	84,759	5,939,912	3,012,811	1,807,441	94,972	2,812	184,738	800,888	2,718,229	438,603	22,840
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	—	—	(136,034)	(8,685)	—	—	(13,116)	—	(72,559)	—	(2,902)	—
Surrenders	(45,959)	(3,144)	(685,041)	(343,047)	(28,297)	(42)	(34,727)	(14,251)	(234,857)	(58,228)	(10,577)	—
Administrative expenses (note 4a)	(204)	(76)	(6,231)	(3,990)	(17)	—	(884)	(473)	(2,163)	(255)	(36)	—
Transfers (to) from the Guarantee Account	(4,906)	38,631	294,060	1,098,419	219,330	15,285	(6,750)	192,720	66,341	137,072	233,323	384
Transfers (to) from other subaccounts	102,060	20,829	(35,188)	(332,044)	135,591	—	(31,704)	257,207	(21,899)	(65,972)	3,445	—

Increase (decrease) in net assets from capital transactions (note 5)	50,991	140,999	5,371,478	3,423,464	2,134,048	110,215	(84,369)	619,941	535,751	2,730,846	661,856	23,224

Increase (decrease) in net assets	33,126	158,122	2,640,888	2,538,000	1,908,013	115,256	(192,158)	605,510	(248,740)	2,561,060	599,560	23,230
Net assets at beginning of year	233,572	75,450	8,780,093	6,242,093	115,256	—	990,650	385,140	3,242,902	681,842	23,230	—

Net assets at end of year	$266,698	233,572	11,420,981	8,780,093	2,023,269	115,256	798,492	990,650	2,994,162	3,242,902	622,790	23,230

Changes in units (note 5):
Units purchased	6,360	12,077	773,600	415,183	219,079	10,736	286	55,463	98,665	248,113	80,646	2,533
Units redeemed	(3,186)	(270)	(106,007)	(70,070)	(2,869)	(4)	(8,754)	(1,291)	(37,747)	(10,835)	(1,609)	—

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	3,174	11,807	667,593	345,113	216,210	10,732	(8,468)	54,172	60,918	237,278	79,037	2,533

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	Goldman Sachs Variable Insurance Trust (VIT)				Janus Aspen Series
	Goldman Sachs Growth and Income Fund		Goldman Sachs Mid Cap Value Fund		Aggressive Growth Portfolio		Aggressive Growth Portfolio — Service Shares		Balanced Portfolio		Balanced Portfolio — Service Shares
	Year ended December 31,		Year ended December 31,		Year ended December 31,		Year ended December 31, 2002	Period from August 15, 2001 to December 31, 2001	Year ended December 31,		Year ended December 31, 2002	Period from August 15, 2001 to December 31, 2001
	2002	2001	2002	2001	2002	2001			2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(9)	(3,243)	(7,669)	(3,499)	(40,405)	(62,860)	(1,571)	(17)	55,782	69,171	21,436	2,685
Net realized gain (loss)	(17,273)	(7,077)	31,964	33,066	(850,946)	(903,116)	(1,307)	63	(163,055)	(180,892)	(11,412)	129
Unrealized appreciation (depreciation) on investments	(34,298)	(28,664)	(154,617)	31,548	(165,499)	(1,577,389)	(25,385)	1,117	(357,278)	(257,274)	(130,260)	(109)
Capital gain distributions	—	—	4,423	67,964	—	—	—	—	—	—	—	—

Increase (decrease) in net assets from operations	(51,580)	(38,984)	(125,899)	129,079	(1,056,850)	(2,543,365)	(28,263)	1,163	(464,551)	(368,995)	(120,236)	2,705

From capital transactions:
Net premiums	—	83,708	137,653	189,124	42,266	290,994	93,968	21,731	206,763	873,947	1,203,051	354,477
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	—	—	(1,313)	—	(3,781)	(20,787)	(3,299)	—	(2,564)	(13,104)	(52,616)	—
Surrenders	(35,159)	(23,038)	(118,700)	(17,970)	(124,409)	(172,588)	(732)	—	(231,282)	(318,957)	(39,939)	(38,376)
Administrative expenses (note 4a)	(276)	(105)	(656)	(403)	(2,847)	(3,320)	(28)	—	(3,374)	(2,804)	(307)	—
Transfers (to) from the Guarantee Account	(2,289)	38,072	(95,638)	112,009	(81,744)	453,571	73,499	12,742	(179,631)	471,481	603,227	31,314
Transfers (to) from other subaccounts	(3,123)	(6,659)	124,660	151,850	(150,938)	(354,700)	(463)	—	(98,899)	(458,514)	1,138,502	—

Increase (decrease) in net assets from capital transactions (note 5)	(40,847)	91,978	46,006	434,610	(321,453)	193,170	162,945	34,473	(308,987)	552,049	2,851,918	347,415

Increase (decrease) in net assets	(92,427)	52,994	(79,893)	563,689	(1,378,303)	(2,350,195)	134,682	35,636	(773,538)	183,054	2,731,682	350,120
Net assets at beginning of year	408,492	355,498	1,487,563	923,874	3,734,961	6,085,156	35,636	—	5,871,817	5,688,763	350,120	—

Net assets at end of year	$316,065	408,492	1,407,670	1,487,563	2,356,658	3,734,961	170,318	35,636	5,098,279	5,871,817	3,081,802	350,120

Changes in units (note 5):
Units purchased	—	14,492	2,188	36,292	5,324	38,593	24,063	4,528	20,125	100,951	315,754	40,026
Units redeemed	(5,624)	(3,597)	(1,404)	(1,484)	(45,906)	(28,590)	(648)	—	(47,445)	(59,523)	(9,860)	(4,000)

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	(5,624)	10,895	784	34,808	(40,582)	10,003	23,415	4,528	(27,320)	41,428	305,894	36,026

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	Janus Aspen Series (continued)
	Capital Appreciation Portfolio		Capital Appreciation Portfolio — Service Shares		Flexible Income Portfolio		Global Life Sciences Portfolio — Service Shares		Global Technology Portfolio — Service Shares
	Year ended December 31,		Year ended December 31, 2002	Period from August 13, 2001 to December 31, 2001	Year ended December 31,		Year ended December 31, 2002	Period from November 18, 2001 to December 31, 2001	Year ended December 31, 2002	Period from November 5, 2001 to December 31, 2001
	2002	2001			2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(33,316)	(9,802)	(1,792)	71	11,464	9,141	(940)	(6)	(517)	(10)
Net realized gain (loss)	(477,542)	(340,348)	(5,530)	(915)	956	1,333	(1,233)	—	(497)	16
Unrealized appreciation (depreciation) on investments	(221,244)	(1,083,650)	(22,012)	210	14,823	(471)	(18,987)	363	(12,638)	954
Capital gain distributions	—	—	—	—	—	—	—	—	—	—

Increase (decrease) in net assets from operations	(732,102)	(1,433,800)	(29,334)	(634)	27,243	10,003	(21,160)	357	(13,652)	960

From capital transactions:
Net premiums	17,682	278,722	143,325	62,215	—	95,715	81,802	10,746	67,949	20,506
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	(1,783)	(34,280)	(13,646)	—	—	—	(8,897)	—	—	—
Surrenders	(258,258)	(172,058)	(220)	—	(5,521)	(13,405)	(556)	—	(507)	—
Administrative expenses (note 4a)	(3,084)	(3,245)	(50)	—	(120)	(52)	(4)	—	(5)	—
Transfers (to) from the Guarantee Account	(129,636)	480,910	22,841	(12,673)	11,252	15,696	33,680	480	915	120
Transfers (to) from other subaccounts	(350,368)	(558,485)	(4,477)	—	172,199	14,526	(505)	—	100	—

Increase (decrease) in net assets from capital transactions (note 5)	(725,447)	(8,436)	147,773	49,542	177,810	112,480	105,520	11,226	68,452	20,626

Increase (decrease) in net assets	(1,457,549)	(1,442,236)	118,439	48,908	205,053	122,483	84,360	11,583	54,800	21,586
Net assets at beginning of year	4,653,531	6,095,767	48,908	—	221,239	98,756	11,583	—	21,586	—

Net assets at end of year	$3,195,982	4,653,531	167,347	48,908	426,292	221,239	95,943	11,583	76,386	21,586

Changes in units (note 5):
Units purchased	1,677	358,669	19,321	7,404	15,407	11,417	13,378	1,137	11,393	2,722
Units redeemed	(70,261)	(363,282)	(2,142)	(1,701)	(474)	(1,222)	(1,152)	—	(85)	—

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	(68,584)	(4,613)	17,178	5,703	14,933	10,195	12,226	1,137	11,308	2,722

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	Janus Aspen Series (continued)												J.P. Morgan Series Trust II
	Growth Portfolio		Growth Portfolio — Service Shares		International Growth Portfolio		International Growth Portfolio — Service Shares		Worldwide Growth Portfolio		Worldwide Growth Portfolio — Service Shares		Mid Cap Value Portfolio
	Year ended December 31,		Year ended December 31, 2002	Period from November 29, 2001 to December 31, 2001	Year ended December 31,		Year ended December 31, 2002	Period from October 31, 2001 to December 31, 2001	Year ended December 31,		Year ended December 31, 2002	Period from September 10, 2001 to December 31, 2001	Period from September 13, 2002 to December 31, 2002
	2002	2001			2002	2001			2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(35,956)	(47,766)	(2,088)	(19)	(7,539)	(8,114)	(458)	12	(13,995)	(32,781)	(1,563)	5	(3)
Net realized gain (loss)	(444,902)	(317,316)	(727)	—	(234,971)	(325,262)	(462)	57	(395,540)	(347,393)	(2,311)	1	—
Unrealized appreciation (depreciation) on investments	(347,869)	(769,930)	(40,480)	(402)	(182,302)	(307,416)	(17,365)	553	(389,293)	(625,073)	(80,645)	713	25
Capital gain distributions	—	7,051	—	—	—	—	—	—	—	—	—	—	—

Increase (decrease) in net assets from operations	(828,727)	(1,127,961)	(43,295)	(421)	(424,812)	(640,792)	(18,285)	622	(798,828)	(1,005,247)	(84,519)	719	22

From capital transactions:
Net premiums	9,674	422,537	108,241	39,064	6,046	189,769	83,956	14,862	33,823	265,100	429,314	12,892	1,508
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	—	(13,330)	—	—	(1,838)	(20,329)	—	—	(6,725)	—	(2,306)	—	—
Surrenders	(105,611)	(158,863)	(1,606)	—	(56,593)	(103,432)	(484)	(396)	(62,900)	(160,107)	(6,906)	—	—
Administrative expenses (note 4a)	(2,006)	(2,269)	(18)	—	(1,191)	(1,464)	(10)	—	(1,831)	(1,899)	(33)	—	—
Transfers (to) from the Guarantee Account	(68,113)	383,454	94,307	1,420	(42,795)	173,880	29,797	3,817	(91,130)	462,269	133,625	10,818	14
Transfers (to) from other subaccounts	(262,504)	(355,415)	2,734	—	(68,189)	(335,012)	1,320	—	(268,124)	(548,261)	(1,169)	—	—

Increase (decrease) in net assets from capital transactions (note 5)	(428,560)	276,114	203,658	40,484	(164,560)	(96,588)	114,579	18,283	(396,887)	17,102	552,525	23,710	1,522

Increase (decrease) in net assets	(1,257,287)	(851,847)	160,363	40,063	(589,372)	(737,380)	96,294	18,905	(1,195,715)	(988,145)	468,006	24,429	1,544
Net assets at beginning of year	3,175,099	4,026,946	40,063	—	1,651,579	2,388,959	18,905	—	3,138,058	4,126,203	24,429	—	—

Net assets at end of year	$1,917,812	3,175,099	200,426	40,063	1,062,207	1,651,579	115,199	18,905	1,942,343	3,138,058	492,435	24,429	1,544

Changes in units (note 5):
Units purchased	1,209	55,171	27,960	4,940	709	56,160	15,009	2,260	4,166	68,427	70,641	2,861	152
Units redeemed	(54,497)	(36,422)	(221)	—	(20,024)	(71,205)	(64)	(48)	(52,583)	(66,861)	(1,304)	—	—

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	(53,288)	18,749	27,739	4,940	(19,315)	(15,045)	14,945	2,212	(48,417)	1,566	69,337	2,861	152

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	MFS® Variable Insurance Trust
	MFS® Investors Growth Stock Series — Service Class Shares		MFS® Investors Trust Series — Service Class Shares		MFS® New Discovery Series — Service Class Shares		MFS® Total Return Series — Services Class Shares	MFS® Utilities Series — Service Class Shares
	Year ended December 31, 2002	Period from October 4, 2001 to December 31, 2001	Year ended December 31, 2002	Period from September 10, 2001 to December 31, 2001	Year ended December 31, 2002	Period from November 5, 2001 to December 31, 2001	Period from September 13, 2002 to December 31, 2002	Year ended December 31, 2002	Period from October 22, 2001 to December 31, 2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(5,890)	(11)	(4,023)	(12)	(850)	(2)	(3)	1,402	(17)
Net realized gain (loss)	(2,327)	66	(9,475)	50	(412)	102	—	(4,325)	340
Unrealized appreciation (depreciation) on investments	(96,553)	705	(97,021)	751	(15,270)	116	4	(37,777)	137
Capital gain distributions	—	—	—	—	—	—	—	—	—

Increase (decrease) in net assets from operations	(104,770)	760	(110,519)	789	(16,532)	216	1	(40,700)	460

From capital transactions:
Net premiums	328,402	19,064	449,303	8,347	89,085	1,500	1,508	236,370	39,199
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	(4,229)	—	(21,207)	—	—	—	—	—	—
Surrenders	(7,424)	—	(6,582)	(384)	(1,825)	—	—	(6,549)	—
Administrative expenses (note 4a)	(17)	—	(16)	—	(3)	—	—	(31)	—
Transfers (to) from the Guarantee Account	213,621	4,066	159,265	15,222	55,070	2,431	13	110,494	(493)
Transfers (to) from other subaccounts	291,699	—	(8,408)	—	1,316	—	—	867	—

Increase (decrease) in net assets from capital transactions (note 5)	822,052	23,130	572,355	23,185	143,643	3,931	1,521	341,151	38,706

Increase (decrease) in net assets	717,282	23,890	461,836	23,974	127,111	4,147	1,522	300,451	39,166
Net assets at beginning of year	23,890	—	23,974	—	4,147	—	—	39,166	—

Net assets at end of year	$741,172	23,890	485,810	23,974	131,258	4,147	1,522	339,617	39,166

Changes in units (note 5):
Units purchased	109,298	2,753	66,736	2,708	19,593	428	152	50,707	4,952
Units redeemed	(1,524)	—	(4,197)	(44)	(245)	—	—	(961)	—

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	107,774	2,753	62,539	2,664	19,348	428	152	49,746	4,952

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	Oppenheimer Variable Account Funds
	Oppenheimer Aggressive Growth Fund/VA		Oppenheimer Bond Fund/VA		Oppenheimer Capital Appreciation Fund/VA		Oppenheimer Global Securities Fund/VA — Service Shares		Oppenheimer High Income Fund/VA		Oppenheimer Main Street Growth & Income Fund/VA — Service Shares		Oppenheimer Main Street Small Cap Fund/VA — Service Shares	Oppenheimer Multiple Strategies Fund/VA
	Year ended December 31,		Year ended December 31,		Year ended December 31,		Year ended December 31, 2002	Period from September 25, 2001 to December 31, 2001	Year ended December 31,		Year ended December 31, 2002	Period from August 13, 2001 to December 31, 2001	Period from September 13, 2002 to December 31, 2002	Year ended December 31,
	2002	2001	2002	2001	2002	2001			2002	2001				2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(6,380)	(5,251)	119,151	65,973	(10,941)	(12,210)	(4,324)	(16)	78,425	41,179	(23,424)	(63)	(3)	18,889	6,826
Net realized gain (loss)	(187,834)	(266,179)	(10,629)	6,097	(198,619)	(49,052)	(10,412)	2	(81,726)	(9,144)	(16,143)	—	—	(27,674)	(4,537)
Unrealized appreciation (depreciation) on investments	(128,839)	(477,332)	58,725	(19,700)	(288,389)	(261,182)	(68,170)	1,304	(44,530)	(39,598)	(378,953)	2,880	(26)	(131,304)	(28,555)
Capital gain distributions	—	195,038	—	—	—	116,589	—	—	—	—	—	—	—	13,535	20,933

Increase (decrease) in net assets from operations	(323,053)	(553,724)	167,247	52,370	(497,949)	(205,855)	(82,906)	1,290	(47,831)	(7,563)	(418,520)	2,817	(29)	(126,554)	(5,333)

From capital transactions:
Net premiums	18,023	166,989	94,166	533,398	22,329	684,723	475,854	36,981	500	58,407	2,336,042	108,633	1,508	17,832	133,037
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	—	(7,790)	(8,492)	(7,511)	7,635	(15,427)	(15,260)	—	(8,679)	(11,964)	(37,719)	—	—	(15,993)	(2,862)
Surrenders	(33,851)	(52,204)	(95,641)	(108,058)	(110,266)	(44,508)	(18,198)	—	(21,997)	(16,135)	(37,264)	(40)	—	(48,246)	(30,756)
Administrative expenses (note 4a)	(1,105)	(1,111)	(1,638)	(692)	(1,390)	(961)	(44)	—	(396)	(265)	(166)	—	—	(552)	(332)
Transfers (to) from the Guarantee Account	(35,780)	106,665	6,948	121,815	(138,387)	289,258	136,027	1,297	5,233	165,435	577,162	22,273	29	165,724	334,727
Transfers (to) from other subaccounts	(25,166)	(129,538)	457,041	309,700	(38,780)	19,296	146,817	—	(77,022)	279,541	638,798	—	—	(5,592)	175,142

Increase (decrease) in net assets from capital transactions (note 5)	(77,879)	83,011	452,384	848,652	(258,859)	932,381	725,196	38,278	(102,361)	475,019	3,476,853	130,866	1,537	113,173	608,956

Increase (decrease) in net assets	(400,932)	(470,713)	619,631	901,022	(756,808)	726,526	642,290	39,568	(150,192)	467,456	3,058,333	133,683	1,508	(13,381)	603,623
Net assets at beginning of year	1,121,158	1,591,871	1,917,702	1,016,680	1,797,785	1,071,259	39,568	—	881,778	414,322	133,683	—	—	921,602	317,979

Net assets at end of year	$720,226	1,121,158	2,537,333	1,917,702	1,040,977	1,797,785	681,858	39,568	731,586	881,778	3,192,016	133,683	1,508	908,221	921,602

Changes in units (note 5):
Units purchased	2,476	13,487	49,496	86,461	3,342	75,081	91,904	4,207	726	53,240	411,537	14,522	160	14,935	54,806
Units redeemed	(12,798)	(9,495)	(9,372)	(10,418)	(31,885)	(4,595)	(4,076)	—	(13,842)	(3,002)	(8,773)	(4)	—	(5,741)	(2,894)

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	(10,322)	3,992	40,124	76,043	(28,543)	70,487	87,828	4,207	(13,116)	50,238	402,764	14,518	160	9,194	51,912

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	PBHG Insurance Series Fund, Inc.				PIMCO Variable Insurance Trust
	PBHG Growth II Portfolio		PBHG Large Cap Growth Portfolio		Foreign Bond Portfolio — Administrative Class Shares		High Yield Portfolio — Administrative Class Shares		Long-Term U.S. Government Portfolio — Administrative Class Shares		Total Return Portfolio — Administrative Class Shares
	Year ended December 31,		Year ended December 31,		Year ended December 31, 2002	Period from August 15, 2001 to December 31, 2001	Year ended December 31, 2002	Period from September 25, 2001 to December 31, 2001	Year ended December 31, 2002	Period from October 22, 2001 to December 31, 2001	Year ended December 31, 2002	Period from August 13, 2001 to December 31, 2001
	2002	2001	2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(6,521)	(9,972)	(11,022)	(14,545)	1,302	86	29,794	499	40,131	1,318	88,808	804
Net realized gain (loss)	(157,603)	(83,539)	(90,868)	(67,222)	82	77	(5,145)	4	37,069	(136)	6,954	(53)
Unrealized appreciation (depreciation) on investments	(19,833)	(336,576)	(182,717)	(297,054)	3,710	(268)	(2,657)	89	22,432	(18,296)	155,010	(4,923)
Capital gain distributions	—	—	—	—	641	—	—	—	179,179	7,829	89,326	3,412

Increase (decrease) in net assets from operations	(183,957)	(430,087)	(284,607)	(378,821)	5,735	(105)	21,992	592	278,811	(9,285)	340,098	(760)

From capital transactions:
Net premiums	3,515	78,424	27,964	236,575	125,394	18,979	629,113	48,497	2,813,285	243,255	5,781,708	214,406
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	—	(9,228)	—	—	—	—	(7,069)	—	(55,892)	—	(80,226)	—
Surrenders	(29,519)	(8,165)	(23,921)	(28,829)	(1,212)	—	(9,423)	—	(41,375)	(669)	(126,775)	(1,460)
Administrative expenses (note 4a)	(584)	(716)	(525)	(532)	(13)	—	(35)	—	(135)	—	(147)	—
Transfers (to) from the Guarantee Account	(11,007)	30,888	(39,041)	111,652	9,143	(109)	178,547	8,226	470,113	5,127	931,653	18,323
Transfers (to) from other subaccounts	(39,755)	(23,782)	(41,224)	(115,044)	12,685	—	28,283	—	765,441	—	551,357	—

Increase (decrease) in net assets from capital transactions (note 5)	(77,350)	67,421	(76,747)	203,822	145,997	18,870	819,416	56,723	3,951,437	247,713	7,057,570	231,269

Increase (decrease) in net assets	(261,307)	(362,666)	(361,354)	(174,999)	151,732	18,765	841,408	57,315	4,230,248	238,428	7,397,668	230,509
Net assets at beginning of year	603,702	966,368	974,833	1,149,832	18,765	—	57,315	—	238,428	—	230,509	—

Net assets at end of year	$342,395	603,702	613,479	974,833	170,497	18,765	898,723	57,315	4,468,676	238,428	7,628,177	230,509

Changes in units (note 5):
Units purchased	495	6,162	2,913	23,133	14,179	1,814	88,358	5,709	358,257	22,415	690,450	21,925
Units redeemed	(11,410)	(2,352)	(10,850)	(9,563)	(118)	—	(1,733)	—	(8,598)	(60)	(19,579)	(89)

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	(10,915)	3,810	(7,937)	13,570	14,061	1,814	86,625	5,709	349,659	22,355	670,871	21,836

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	Rydex Variable Trust		Salomon Brothers Variable Series Funds Inc
	OTC Fund		Investors Fund		Strategic Bond Fund		Total Return Fund
	Year ended December 31, 2002	Period from November 16, 2001 to December 31, 2001	Year ended December 31,		Year ended December 31,		Year ended December 31,
			2002	2001	2002	2001	2002	2001
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(1,892)	(1)	(841)	(1,231)	9,466	5,048	557	956
Net realized gain (loss)	(1,236)	—	(11,829)	(15,445)	931	166	(303)	(1,144)
Unrealized appreciation (depreciation) on investments	(49,438)	(18)	(53,202)	(7,288)	5,283	(2,076)	(9,335)	(2,149)
Capital gain distributions	—	—	—	2,984	—	—	—	—

Increase (decrease) in net assets from operations	(52,566)	(19)	(65,872)	(20,980)	15,680	3,138	(9,081)	(2,337)

From capital transactions:
Net premiums	132,173	2,670	—	50,139	—	24,453	4,770	31,209
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	—	—	—	(7,312)	(1,567)	—	—	—
Surrenders	(673)	—	(33,507)	(7,382)	(15,246)	(1,171)	(3,611)	(1,811)
Administrative expenses (note 4a)	(15)	—	(176)	(117)	(218)	(28)	(78)	(37)
Transfers (to) from the Guarantee Account	117,065	(3)	17,827	69,754	(25,092)	101,317	4,983	8,948
Transfers (to) from other subaccounts	7,535	—	16,018	98,685	138,659	21,967	41,081	34,580

Increase (decrease) in net assets from capital transactions (note 5)	256,085	2,667	162	203,767	96,536	146,538	47,145	72,889

Increase (decrease) in net assets	203,519	2,648	(65,710)	182,787	112,216	149,676	38,064	70,552
Net assets at beginning of year	2,648	—	249,136	66,349	157,369	7,693	101,648	31,096

Net assets at end of year	$206,167	2,648	183,426	249,136	269,585	157,369	139,712	101,648

Changes in units (note 5):
Units purchased	36,955	308	3,488	17,788	12,082	13,496	5,127	6,890
Units redeemed	(98)	—	(4,149)	(1,203)	(3,674)	(109)	(372)	(170)

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	36,857	308	(661)	16,585	8,408	13,387	4,755	6,720

GE CAPITAL LIFE SEPARATE ACCOUNT II

Statements of Changes in Net Assets, Continued

	Van Kampen Life Investment Trust
	Comstock Portfolio — Class II Shares	Emerging Growth Portfolio Class II Shares
	Period from May 1, 2002 to December 31, 2002	Period from May 1, 2002 to December 31, 2002
Increase (decrease) in net assets
From operations:
Net investment income (expense)	$(46)	(57)
Net realized gain (loss)	1	1,052
Unrealized appreciation (depreciation) on investments	90	—
Capital gain distributions	—	—

Increase (decrease) in net assets from operations	45	995

From capital transactions:
Net premiums	—	20,522
Transfers (to) from the general account of GE Capital Life Assurance Company of New York:
Death benefits	—	—
Surrenders	—	—
Administrative expenses (note 4a)	—	—
Transfers (to) from the Guarantee Account	3	(1,174)
Transfers (to) from other subaccounts	20,343	(20,343)

Increase (decrease) in net assets from capital transactions (note 5)	20,346	(995)

Increase (decrease) in net assets	20,391	—
Net assets at beginning of year	—	—

Net assets at end of year	$20,391	—

Changes in units (note 5):
Units purchased	2,539	2,830
Units redeemed	—	(2,830)

Net increase (decrease) in units from capital transactions with contract owners during the year ended December 31, 2002	2,539	—

See accompanying notes to financial statements.

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements

December 31, 2002

(1)	Description of Entity

GE Capital Life Separate Account II (the Account) is a separate investment account established in 1996 by GE Capital Life Assurance Company of New York (GE Capital Life) under the laws of the State of New York. The Account operates as a unit investment trust under the Investment Company Act of 1940. The Account is used to fund certain benefits for flexible premium variable deferred annuity policies issued by GE Capital Life. GE Capital Life is a stock life insurance company incorporated in New York on February 23, 1988. GE Capital Life is a wholly-owned subsidiary of General Electric Capital Assurance Company. General Electric Capital Assurance Company and its parent GE Financial Assurance Holdings, Inc. are indirect, wholly-owned subsidiaries of General Electric Capital Corporation (GE Capital). GE Capital, a diversified financial services company, is, directly or indirectly, a wholly-owned subsidiary of General Electric Company (GE), a New York corporation.

During 2002, AIM Variable Insurance Funds changed the name of its AIM V.I. Value Fund — Series I Shares to AIM V.I. Premier Equity Fund — Series I Shares. In addition, PIMCO Variable Insurance Trust changed the name of its High Yield Bond Portfolio — Administrative Class Shares to High Yield Portfolio — Administrative Class Shares, its Long-Term U.S. Government Bond Portfolio — Administrative Class Shares to Long-Term U.S. Government Portfolio — Administrative Class Shares and its Total Return Bond Portfolio — Administrative Class Shares to Total Return Portfolio — Administrative Class Shares.

In September, 2002, 27 subaccounts were added to the Account for Type II, III, IV and V units and made available in contracts offered through certain distribution channels (see note 2b). These subaccounts invest in the AIM Variable Insurance Funds — AIM V.I. Aggressive Growth Fund — Series I Shares, AIM Variable Insurance Funds — AIM V.I. Blue Chip Fund — Series I Shares, American Century Variable Portfolios, Inc. — VP Income & Growth Fund — Class I, American Century Variable Portfolios, Inc. — VP International Fund — Class I, American Century Variable Portfolios, Inc. — VP Ultra Fund — Class I, American Century Variable Portfolios, Inc. — VP Value Fund — Class I, Dreyfus —Dreyfus Investment Portfolios — MidCap Stock Portfolio — Initial Shares, Dreyfus — Dreyfus Variable Investment Fund — Money Market Portfolio, Eaton Vance Variable Trust — VT Floating-Rate Income Fund, Eaton Vance Variable Trust — VT Income Fund of Boston, Eaton Vance Variable Trust — VT Worldwide Health Sciences Fund, Franklin Templeton Variable Insurance Products Trust — Franklin Large Cap Growth Securities Fund — Class 2 Shares, Franklin Templeton Variable Insurance Trust — Mutual Shares Securities Fund — Class 2 Shares, Franklin Templeton Variable Insurance Trust — Templeton Foreign Securities Fund — Class 2 Shares, Franklin Templeton Variable Insurance Trust —Templeton Global Asset Allocation Fund — Class 2 Shares, J.P. Morgan Series Trust II — Bond Portfolio, J.P. Morgan Series Trust II —International Opportunities Portfolio, J.P. Morgan Series Trust II — Mid Cap Value Portfolio, J.P. Morgan Series Trust II —Small Company Portfolio, J.P. Morgan Series Trust II — U.S. Disciplined Equity Portfolio, MFS® Variable Insurance Trust — MFS® Strategic Income Series — Service Class Shares, MFS® Variable Insurance Trust — MFS® Total Return Series — Service Class Shares, Oppenheimer Variable Account Funds — Oppenheimer Capital Appreciation Fund/VA —Service Shares, Oppenheimer Variable Account Funds — Oppenheimer Main Street Small Cap Fund/VA — Service Shares, Scudder Variable Series II — Scudder Technology Growth Portfolio — Class B Shares, Scudder Variable Series II — SVS Dreman High Return Equity Portfolio — Class B Shares, and Scudder Variable Series II — SVS Dreman Small Cap Value Portfolio — Class B Shares.

In December, 2002, 40 subaccounts became effective with the Securities and Exchange Commission to be offered through contract form NY1157 (See note 2b). Of these subaccounts, 38 were previously offered through other unit types. The two new subaccounts invest in the Alliance Variable Products Series Fund, Inc. — Technology Portfolio — Class B and the Oppenheimer Variable Account Funds — Oppenheimer Aggressive Growth Fund/VA — Service Shares. The 40 subaccounts to be offered through contract form NY1157 are to be offered as Type VI units. As of December 31, 2002, contract form NY1157 had not yet been offered for sale and no units for this contract had been issued.

During May 2002, two subaccounts were added to the Account for Type II, III, IV and V policies (See note 2b). These subaccounts invest in the Van Kampen Life Investment Trust —  Comstock Portfolio — Class II Shares and the Van Kampen Life Investment Trust —  Emerging Growth Portfolio — Class II Shares.

During 2001, MFS® Variable Insurance Trust changed the name of its MFS® Growth Series — Service Class Shares to MFS® Investors Growth Stock Series — Service Class Shares and its MFS® Growth With Income Series — Service Class Shares to MFS® Investors Trust Series — Service Class Shares.

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

In 2001, 36 new subaccounts were added to the Account for Type II and Type III contracts (See note 2b). These subaccounts invest in the AIM Variable Insurance Funds — AIM V.I. Capital Appreciation Fund Series I Shares, AIM Variable Insurance Funds — AIM V.I. Growth Fund Series I Shares, AIM Variable Insurance Funds — AIM V.I. Premier Equity Fund Series I Shares (formerly AIM V.I. Value Fund), Alliance Variable Products Series Fund, Inc. — Growth and Income Portfolio Class B, Alliance Variable Products Series Fund, Inc. — Premier Growth Portfolio Class B, Alliance Variable Products Series Fund, Inc. — Quasar Portfolio Class B, Dreyfus Investment Portfolios-Emerging Markets Portfolio — Initial Shares, Dreyfus — The Dreyfus Socially Responsible Growth Fund, Inc. — Initial Shares, Federated Insurance Series —Federated High Income Bond Fund II Service Shares, Federated Insurance Series — Federated International Small Company Fund II, Fidelity Variable Insurance Products Fund — VIP Equity-Income Portfolio Service Class 2, Fidelity Variable Insurance Products Fund — VIP Growth Portfolio Service Class 2, Fidelity Variable Insurance Products Fund II — VIP II Contrafund® Service Class 2, Fidelity Variable Insurance Products Fund III — VIP III Growth & Income Portfolio Service Class 2, Fidelity Variable Insurance Products Fund III — VIP III Mid Cap Portfolio Service Class 2, GE Investments Funds, Inc. — Value Equity Fund, GE Investments Funds, Inc. — Small-Cap Value Equity Fund, Janus Aspen Series — Aggressive Growth Portfolio Service Shares, Janus Aspen Series — Balanced Portfolio Service Shares, Janus Aspen Series — Capital Appreciation Portfolio Service Shares, Janus Aspen Series — Global Life Sciences Portfolio Service Shares, Janus Aspen Series — Global Technology Portfolio Service Shares, Janus Aspen Series — Growth Portfolio Service Shares, Janus Aspen Series — International Growth Portfolio Service Shares, Janus Aspen Series — Worldwide Growth Portfolio Service Shares, MFS® Variable Insurance Trust — MFS® Investors Growth Stock Series Service Class Shares (formerly MFS® Growth Series), MFS® Variable Insurance Trust — MFS® Investors Trust Series Service Class Shares (formerly MFS® Growth With Income Series), MFS® Variable Insurance Trust — MFS® New Discovery Series Service Class Shares, MFS® Variable Insurance Trust — MFS® Utilities Series Service Class Shares, Oppenheimer Variable Account Funds — Oppenheimer Global Securities Fund/VA Service Shares, Oppenheimer Variable Account Funds — Oppenheimer Main Street Growth & Income Fund/VA Service Shares, PIMCO Variable Insurance Trust — Foreign Bond Portfolio Administrative Class Shares, PIMCO Variable Insurance Trust — High Yield Portfolio Administrative Class Shares (formerly High Yield Bond Portfolio), PIMCO Variable Insurance Trust — Long-Term U.S. Government Portfolio Administrative Class Shares (formerly Long-Term U.S. Government Bond Portfolio), PIMCO Variable Insurance Trust — Total Return Portfolio Administrative Class Shares (formerly Total Return Bond Portfolio), and the Rydex Variable Trust — OTC Fund.

All designated portfolios are series type mutual funds.

(2)	Summary of Significant Accounting Policies

    (a)  Investments

Investments are stated at fair market value, which is based on the underlying net asset value per share of the respective portfolios. Purchases and sales of investments are recorded on the trade date and distributions are recorded on the ex-dividend date. Certain 2001 distributions received from the Janus Funds have been reclassified from capital gain distributions to investment income in the current year’s presentation of the 2001 Statements of Changes in Net Assets and the 2001 Financial Highlights. Such reclassifications had no impact on net assets or net asset value per unit. Realized gains and losses on investments are determined on the average cost basis. The units and unit values are disclosed as of the last Valuation Day in the applicable year or period.

    (b)  Unit Class

There are six unit classes included in the Account. Type I units are sold under policy Form NY1066. Type II and Type III units are sold under contract form NY1155. Type IV and Type V units are also sold under contract form NY1155 and include an Enhanced Payment Rider contract form NY5136. Type VI units are sold under contract form number NY1157. An indefinite number of units in each unit class is authorized. Each unit type has its own expense structure.

(c)  Federal Income Taxes

The Account is not taxed separately because the operations of the Account are part of the total operations of GE Capital Life. GE Capital Life is taxed as a life insurance company under the Internal Revenue Code (the Code). GE Capital Life is

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

included in the General Electric Capital Assurance Company consolidated federal income tax return. The Account will not be taxed as a regulated investment company under subchapter M of the Code. Under existing federal income tax law, no taxes are payable on the investment income or on the capital gains of the Account.

(d)  Use of Estimates

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect amounts and disclosures reported therein. Actual results could differ from those estimates.

(3)	Purchases and Sales of Investments

The aggregate cost of the investments acquired and the aggregate proceeds of investments sold, for the year or lesser period ended December 31, 2002 were:

Fund/Portfolio	Cost of Shares Acquired	Proceeds from Shares Sold
AIM Variable Insurance Funds:
AIM V.I. Blue Chip Fund — Series I Shares	$1,522	$3
AIM V.I. Capital Appreciation Fund — Series I Shares	137,437	32,365
AIM V.I. Growth Fund — Series I Shares	146,262	8,464
AIM V.I. Premier Equity Fund — Series I Shares	979,705	80,514
The Alger American Fund:
Alger American Growth Portfolio	74,698	249,483
Alger American Small Capitalization Portfolio	145,040	199,264
Alliance Variable Products Series Fund, Inc.:
Growth and Income Portfolio — Class B	2,402,477	380,054
Premier Growth Portfolio — Class B	344,972	45,710
Quasar Portfolio — Class B	100,657	1,453
Dreyfus:
Dreyfus Investment Portfolios-Emerging Markets Portfolio — Initial Shares	151,793	8,169
The Dreyfus Socially Responsible Growth Fund, Inc. — Initial Shares	49,345	1,893
Federated Insurance Series:
Federated American Leaders Fund II — Primary Shares	125,528	252,519
Federated High Income Bond Fund II — Primary Shares	181,053	120,056
Federated High Income Bond Fund II — Service Shares	672,261	69,368
Federated International Small Company Fund II	41,683	401
Federated Utility Fund II	68,605	82,958

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

Fund/Portfolio	Cost of Shares Acquired	Proceeds from Shares Sold
Fidelity Variable Insurance Products Fund (“VIP”):
VIP Equity-Income Portfolio	$575,743	$483,179
VIP Equity-Income Portfolio — Service Class 2	1,155,831	115,497
VIP Growth Portfolio	172,111	493,784
VIP Growth Portfolio — Service Class 2	479,541	16,237
VIP Overseas Portfolio	115,628	97,227
Fidelity Variable Insurance Products Fund II (“VIP II”):
VIP II Asset ManagerSM Portfolio	91,744	98,433
VIP II Contrafund® Portfolio	223,019	495,962
VIP II Contrafund® Portfolio — Service Class 2	923,046	60,457
Fidelity Variable Insurance Products Fund III (“VIP III”):
VIP III Growth & Income Portfolio	233,996	309,506
VIP III Growth & Income Portfolio — Service Class 2	511,091	14,647
VIP III Growth Opportunities Portfolio	49,710	137,680
VIP III Mid Cap Portfolio — Service Class 2	1,405,416	76,878
GE Investments Funds, Inc.:
Global Income Fund	136,964	54,830
Income Fund	1,060,069	571,739
International Equity Fund	1,900,383	1,910,969
Mid-Cap Value Equity Fund	2,257,460	472,124
Money Market Fund	9,389,600	9,154,741
Premier Growth Equity Fund	683,949	163,856
Real Estate Securities Fund	373,731	301,850
S&P 500® Index Fund	7,235,102	1,861,047
Small-Cap Value Equity Fund	2,208,053	76,077
Total Return Fund	136,183	200,473
U.S. Equity Fund	1,063,170	546,428
Value Equity Fund	683,287	21,082
Goldman Sachs Variable Insurance Trust (VIT):
Goldman Sachs Growth and Income Fund	33,139	73,833
Goldman Sachs Mid Cap Value Fund	609,024	567,297
Janus Aspen Series:
Aggressive Growth Portfolio	126,167	486,931
Aggressive Growth Portfolio — Service Shares	168,250	6,671
Balanced Portfolio	679,898	935,710
Balanced Portfolio — Service Shares	3,094,099	227,676
Capital Appreciation Portfolio	118,009	879,011
Capital Appreciation Portfolio — Service Shares	256,667	110,679
Flexible Income Portfolio	222,000	30,738
Global Life Sciences Portfolio — Service Shares	116,286	11,694
Global Technology Portfolio — Service Shares	69,835	1,894
Growth Portfolio	82,887	547,486
Growth Portfolio — Service Shares	206,228	4,822
International Growth Portfolio	137,869	310,363
International Growth Portfolio — Service Shares	118,052	3,918
Worldwide Growth Portfolio	93,231	504,716
Worldwide Growth Portfolio — Service Shares	568,212	16,949

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

Fund/Portfolio	Cost of Shares Acquired	Proceeds from Shares Sold
J.P. Morgan Series Trust II:
Mid Cap Value Portfolio	$1,522	$2
MFS® Variable Insurance Trust:
MFS® Investors Growth Stock Series — Service Class Shares	839,095	25,101
MFS® Investors Trust Series — Service Class Shares	619,838	51,615
MFS® New Discovery Series — Service Class Shares	145,810	3,252
MFS® Total Return Series — Service Class Shares	1,520	3
MFS® Utilities Series — Service Class Shares	366,574	23,966
Oppenheimer Variable Account Funds:
Oppenheimer Aggressive Growth Fund/VA	49,247	133,059
Oppenheimer Bond Fund/VA	959,632	387,651
Oppenheimer Capital Appreciation Fund/VA	153,381	419,854
Oppenheimer Global Securities Fund/VA — Service Shares	784,780	64,750
Oppenheimer High Income Fund/VA	406,160	429,849
Oppenheimer Main Street Growth & Income Fund/VA — Service Shares	3,604,458	151,245
Oppenheimer Main Street Small Cap Fund/VA — Service Shares	1,537	2
Oppenheimer Multiple Strategies Fund/VA	353,544	208,217
PBHG Insurance Series Fund, Inc.:
PBHG Growth II Portfolio	5,611	89,584
PBHG Large Cap Growth Portfolio	38,139	126,271
PIMCO Variable Insurance Trust:
Foreign Bond Portfolio — Administrative Class Shares	151,895	3,900
High Yield Portfolio — Administrative Class Shares	904,171	59,768
Long-Term U.S. Government Portfolio — Administrative Class Shares	4,650,390	445,172
Total Return Portfolio — Administrative Class Shares	8,296,856	1,065,946
Rydex Variable Trust:
OTC Fund	260,085	5,860
Salomon Brothers Variable Series Funds Inc:
Investors Fund	95,812	94,324
Strategic Bond Fund	299,831	193,857
Total Return Fund	56,506	8,828
Van Kampen Life Investment Trust:
Comstock Portfolio — Class II Shares	20,343	39
Emerging Growth Portfolio — Class II Shares	20,522	21,574

(4)	Related Party Transactions

(a)  GE Capital Life

The purchase payments transferred from GE Capital Life to the Account represent gross premiums recorded by GE Capital Life on its flexible variable deferred annuity contracts less deductions for any applicable premium taxes.

Certain contract owners may elect to allocate purchase payments to a Guarantee Account that is part of the general account of GE Capital Life. Amounts allocated to the Guarantee Account earn interest at the interest rate in effect at the time of such allocation or transfer. The interest rate remains in effect for a guaranteed period of time, after which a new rate may be declared. Contract owners may transfer amounts from the Guarantee Account to the subaccounts of the Account and in certain instances transfer amounts from the subaccounts of the Account to the Guarantee Account.

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

Generally, charges are assessed under the contracts to cover surrenders, certain administrative expenses, and the mortality and expense risk that GE Capital Life assumes. The surrender charges are assessed to cover certain expenses relating to the sale of a contract. The fees charged to cover administrative expenses and mortality and expense risk charges are assessed through the daily unit value calculation. Similarly the fees charged for the Enhanced Benefit Rider are assessed through the daily unit value calculation. The stated dollar fees assessed to cover certain other administrative expenses are assessed by the redemption of units. These fees are now discussed by unit type.

Unit Type	Contract Form Number	Effective	Surrender Charges	Annual Contract Maintenance Charge	Administrative Expense Charges as a percentage of the daily net assets of the Account	Mortality and Expense Risk Charges as a percentage of the daily net assets of the Account	Enhanced Benefit Rider as a percentage of the daily net assets of the Account
I	NY1066	April 1996	6% or less within six years of any purchase payment	$25 if contract value is less than $75,000.15%		1.25%	NA
II	NY1155	March 2001	6% or less within six years of any purchase payment	$30 if contract value is less than $40,000.15%		1.30%	NA
III	NY1155	March 2001	6% or less within six years of any purchase payment	$30 if contract value is less than $40,000.15%		1.50%	NA
IV	NY1155	February 2002	8% or less within eight years of any purchase payment	$30 if contract value is less than $40,000.15%		1.30%	.15%
V	NY1155	February 2002	8% or less within eight years of any purchase payment	$30 if contract value is less than $40,000.15%		1.50%	.15%
VI	NY1157	December 2002	6% or less within four years of any purchase payment	None	.15%	1.55%	NA

NA = Not applicable

(b)  Receivable From Affiliate

Receivable from affiliate represents receivable from GE Capital Life attributable to decreases in share values between the dates charges and deductions are assessed and the dates corresponding shares are redeemed.

(c)  Accrued Expenses Payable to Affiliate

Accrued expenses payable to affiliate are mostly attributable to charges and deductions made under the contracts for services and benefits accrued and payable to GE Capital Life.

(d) Capital Brokerage Corporation

Capital Brokerage Corporation, an affiliate of GE Capital Life, is a Washington corporation registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Capital Brokerage Corporation serves as principal underwriter for variable

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

annuities issued by GE Capital Life. GE Capital Life pays commissions and other marketing related expenses to Capital Brokerage Corporation. Certain officers and directors of GE Capital Life are also officers and directors of Capital Brokerage Corporation.

(e) GE Investments Funds, Inc.

GE Investments Funds, Inc. (the Fund) is an open-end diversified management investment company. GE Asset Management Incorporated (Investment Advisor), a wholly-owned subsidiary of GE, currently serves as investment advisor to GE Investments Funds, Inc. As compensation for its services, the Investment Advisor is paid an investment advisory fee by the Fund based on the average daily net assets at an effective annual rate of .60% for the Global Income Fund, .50% for the Income Fund, 1.00% for the International Equity Fund, .65% for the Mid-Cap Value Equity Fund, .37% for the Money Market Fund, .65% for the Premier Growth Equity Fund, .85% for the Real Estate Securities Fund, .35% for the S&P 500® Index Fund, .80% for the Small-Cap Value Equity Fund, .49% for the Total Return Fund, .55% for the U.S. Equity Fund and .65% for the Value Equity Fund.

(f) Bonus Credit

For Type IV and V unit contracts, transfers from the general account include approximately $1.7 million of payments by GE Capital Life in the form of bonus credits for the period ended December 31, 2002.

(5)	Capital Transactions

All dividends and capital gain distributions of the portfolios are automatically reinvested in shares of the distributing portfolios at their net value on the date of distribution. In other words, portfolio dividends or portfolio distributions are not paid to contract owners as additional units, but instead are reflected in unit values. The increase (decrease) in outstanding units and amounts by subaccount from capital transactions for the period ended December 31, 2002 is reflected in the Statements of Changes in Net Assets.

(6)	Financial Highlights

A summary by type and by subaccount of the outstanding units, unit values, net assets, expense ratios, investment income ratios, and total return ratios for the years or lesser periods ended December 31, 2002 and 2001 follows.

Expenses as a percentage of average net assets represent the annualized contract expenses of the Account, consisting of mortality and expense risk charges and administrative expenses for each period indicated. The expense ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolios are excluded.

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

The investment income ratio represents the ordinary dividends received by the Account from the underlying portfolios divided by the average net assets.

The total return below represents the annual total return for the year or lesser periods indicated and includes deductions only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Standardized total returns shown separately in a Prospectus or Statement of Additional Information for a product supported by the Account include the maximum contract charges that may be assessed to any contract through both the daily unit value calculation and the redemption of units. Accordingly, these standardized total returns will generally reflect a lower return than the total return below.

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type I:		Unit Value	000s
The Alger American Fund:
Alger American Growth Portfolio
2002	94,583	$7.05	$667	1.40%	0.04%	(33.93)%
2001	116,401	10.67	1,242	1.40%	0.24%	(13.06)%
Alger American Small Capitalization Portfolio
2002	112,540	5.30	596	1.40%	0.00%	(27.26)%
2001	120,238	7.29	877	1.40%	0.05%	(30.51)%

Federated Insurance Series:
Federated American Leaders Fund II — Primary Shares
2002	71,618	8.25	591	1.40%	1.22%	(21.33)%
2001	86,104	10.49	903	1.40%	1.30%	(4.06)%
Federated High Income Bond Fund II — Primary Shares
2002	39,512	8.75	346	1.40%	9.72%	(0.03)%
2001	35,628	8.75	312	1.40%	9.96%	(0.04)%
Federated Utility Fund II
2002	59,594	6.28	374	1.40%	5.49%	(25.01)%
2001	66,291	8.37	555	1.40%	3.17%	(14.93)%

Fidelity Variable Insurance Products Fund (“VIP”):
VIP Equity-Income Portfolio
2002	205,624	8.69	1,787	1.40%	1.72%	(18.11)%
2001	205,859	10.61	2,184	1.40%	1.18%	(6.29)%
VIP Growth Portfolio
2002	184,088	7.43	1,368	1.40%	0.26%	(31.08)%
2001	220,112	10.78	2,373	1.40%	0.07%	(18.81)%
VIP Overseas Portfolio
2002	79,406	6.55	520	1.40%	0.78%	(21.40)%
2001	76,209	8.34	636	1.40%	4.13%	(22.28)%

Fidelity Variable Insurance Products Fund II (“VIP II”):
VIP II Asset ManagerSM Portfolio
2002	36,459	9.18	335	1.40%	3.89%	(10.00)%
2001	38,600	10.20	394	1.40%	3.25%	(5.44)%
VIP II Contrafund® Portfolio
2002	266,682	9.43	2,515	1.40%	0.86%	(10.62)%
2001	292,608	10.55	3,087	1.40%	0.77%	(13.48)%

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type I:		Unit Value	000s

Fidelity Variable Insurance Products Fund III (“VIP III”):
VIP III Growth & Income Portfolio
2002	118,325	$8.22	$973	1.40%	1.42%	(17.78)%
2001	129,686	10.00	1,297	1.40%	1.05%	(10.03)%
VIP III Growth Opportunities Portfolio
2002	94,861	5.99	568	1.40%	1.07%	(22.94)%
2001	107,227	7.78	834	1.40%	0.34%	(15.63)%

GE Investments Funds, Inc.:
Global Income Fund
2002	26,915	10.74	289	1.40%	0.72%	15.00%
2001	18,108	9.34	169	1.40%	0.00%	(3.06)%
Income Fund
2002	139,847	12.55	1,755	1.40%	3.28%	8.35%
2001	107,991	11.58	1,251	1.40%	7.43%	5.92%

International Equity Fund
2002	33,523	6.16	207	1.40%	1.00%	(24.90)%
2001	32,993	8.21	271	1.40%	1.07%	(21.97)%

Mid-Cap Value Equity Fund
2002	82,630	10.07	832	1.40%	1.07%	(14.97)%
2001	72,587	11.85	860	1.40%	1.07%	(1.09)%
Money Market Fund
2002	441,788	11.30	4,992	1.40%	1.43%	0.06%
2001	551,692	11.29	6,229	1.40%	3.86%	2.51%

Premier Growth Equity Fund
2002	228,482	6.82	1,558	1.40%	0.05%	(22.12)%
2001	217,761	8.76	1,908	1.40%	0.14%	(10.42)%

Real Estate Securities Fund
2002	21,508	12.40	267	1.40%	3.47%	(2.73)%
2001	18,334	12.74	234	1.40%	4.95%	10.27%
S&P 500® Index Fund
2002	793,100	7.53	5,972	1.40%	1.64%	(23.45)%
2001	867,363	9.84	8,535	1.40%	1.30%	(13.50)%

Total Return Fund
2002	77,826	10.26	798	1.40%	2.10%	(10.58)%
2001	86,294	11.48	991	1.40%	3.97%	(4.26)%

U.S. Equity Fund
2002	262,389	8.83	2,317	1.40%	0.88%	(20.39)%
2001	290,715	11.09	3,224	1.40%	1.06%	(9.76)%

Goldman Sachs Variable Insurance Trust (VIT):
Goldman Sachs Growth and Income Fund
2002	43,415	7.28	316	1.40%	1.41%	(12.58)%
2001	49,039	8.33	408	1.40%	0.53%	(10.61)%
Goldman Sachs Mid Cap Value Fund
2002	111,631	12.61	1,408	1.40%	0.94%	(6.03)%
2001	110,847	13.42	1,488	1.40%	1.12%	10.48%

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type I:		Unit Value	000s

Janus Aspen Series:
Aggressive Growth Portfolio
2002	322,388	$7.31	$2,357	1.40%	0.00%	(28.94)%
2001	362,970	10.29	3,735	1.40%	0.00%	(40.30)%
Balanced Portfolio
2002	436,123	11.69	5,098	1.40%	2.41%	(7.75)%
2001	463,443	12.67	5,872	1.40%	2.64%	(6.01)%
Capital Appreciation Portfolio
2002	326,788	9.78	3,196	1.40%	0.56%	(16.85)%
2001	395,372	11.77	4,654	1.40%	1.22%	(22.78)%
Flexible Income Portfolio
2002	34,323	12.42	426	1.40%	5.07%	8.93%
2001	19,390	11.41	221	1.40%	6.56%	6.22%
Growth Portfolio
2002	267,105	7.18	1,918	1.40%	0.00%	(27.54)%
2001	320,393	9.91	3,175	1.40%	0.07%	(25.79)%
International Growth Portfolio
2002	138,128	7.69	1,062	1.40%	0.85%	(26.63)%
2001	157,443	10.49	1,652	1.40%	1.00%	(24.32)%
Worldwide Growth Portfolio
2002	258,634	7.51	1,942	1.40%	0.86%	(26.54)%
2001	307,051	10.22	3,138	1.40%	0.47%	(23.53)%

Oppenheimer Variable Account Funds:
Oppenheimer Aggressive Growth Fund/VA
2002	95,648	7.53	720	1.40%	0.70%	(28.80)%
2001	105,970	10.58	1,121	1.40%	0.97%	(32.24)%
Oppenheimer Bond Fund/VA
2002	214,302	11.84	2,537	1.40%	6.86%	7.55%
2001	174,178	11.01	1,918	1.40%	6.25%	6.27%
Oppenheimer Capital Appreciation Fund/VA
2002	116,440	8.94	1,041	1.40%	0.65%	(27.88)%
2001	144,983	12.40	1,798	1.40%	0.55%	(13.81)%
Oppenheimer High Income Fund/VA
2002	82,108	8.91	732	1.40%	10.40%	(3.76)%
2001	95,224	9.26	882	1.40%	7.44%	0.54%
Oppenheimer Multiple Strategies Fund/VA
2002	88,780	10.23	908	1.40%	3.37%	(11.65)%
2001	79,586	11.58	922	1.40%	2.48%	0.78%

PBHG Insurance Series Fund, Inc.:
PBHG Growth II Portfolio
2002	52,036	6.58	342	1.40%	0.00%	(31.40)%
2001	62,951	9.59	604	1.40%	0.00%	(41.31)%
PBHG Large Cap Growth Portfolio
2002	73,913	8.30	613	1.40%	0.00%	(30.31)%
2001	81,850	11.91	975	1.40%	0.00%	(29.29)%

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type I:		Unit Value	000s

Salomon Brothers Variable Series Funds Inc:
Investors Fund
2002	21,504	$8.53	$183	1.40%	1.06%	(24.13)%
2001	22,165	11.24	249	1.40%	0.87%	(5.50)%
Strategic Bond Fund
2002	22,522	11.97	270	1.40%	5.70%	7.32%
2001	14,114	11.15	157	1.40%	8.42%	5.41%
Total Return Fund
2002	14,344	9.74	140	1.40%	1.93%	(8.17)%
2001	9,589	10.60	102	1.40%	2.62%	(2.19)%

Type II:

AIM Variable Insurance Funds:
AIM V.I. Blue Chip Fund — Series I Shares
2002	151	9.70	1	1.45%	0.00%	(3.02)%
2001	—	—	—	—	—	—
AIM V.I. Capital Appreciation Fund — Series I Shares
2002	10,256	6.65	68	1.45%	0.00%	(25.45)%
2001	4,333	8.92	39	1.45%	0.00%	(10.77)%
AIM V.I. Growth Fund — Series I Shares
2002	13,055	5.95	78	1.45%	0.00%	(31.97)%
2001	4,761	8.75	42	1.45%	0.51%	(12.48)%
AIM V.I. Premier Equity Fund — Series I Shares
2002	75,286	6.23	469	1.45%	0.49%	(31.27)%
2001	14,343	9.06	130	1.45%	0.22%	(9.40)%

Alliance Variable Products Series Fund, Inc.:
Growth and Income Portfolio — Class B
2002	113,958	7.12	811	1.45%	0.55%	(7.11)%
2001	32,844	9.29	305	1.45%	0.00%	(1.31)%
Premier Growth Portfolio — Class B
2002	42,999	6.03	259	1.45%	0.00%	(31.85)%
2001	20,916	8.85	185	1.45%	0.00%	(11.51)%
Quasar Portfolio — Class B
2002	2,906	6.28	18	1.45%	0.00%	(33.05)%
2001	386	9.39	4	1.45%	0.00%	(6.14)%

Dreyfus:
Dreyfus Investment Portfolios-Emerging Markets Portfolio — Initial Shares
2002	7,283	9.63	70	1.45%	1.49%	(1.93)%
2001	245	9.82	2	1.45%	1.13%	(1.81)%
The Dreyfus Socially Responsible Growth Fund, Inc. — Initial Shares
2002	7,848	6.04	47	1.45%	0.45%	(29.98)%
2001	1,048	8.63	9	1.45%	0.02%	(13.74)%

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type II:		Unit Value	000s

Federated Insurance Series:
Federated High Income Bond Fund II — Service Shares
2002	44,925	$9.58	$430	1.45%	6.18%	(0.24)%
2001	2,238	9.59	21	1.45%	0.00%	(0.10)%
Federated International Small Company Fund II
2002	2,096	6.37	13	1.45%	0.00%	(18.67)%
2001	30	7.83	1	1.45%	0.00%	(21.73)%

Fidelity Variable Insurance Products Fund (“VIP”):
VIP Equity-Income Portfolio — Service Class 2
2002	72,137	7.54	544	1.45%	0.45%	(18.35)%
2001	16,406	9.24	152	1.45%	0.00%	(7.61)%
VIP Growth Portfolio — Service Class 2
2002	31,710	6.11	194	1.45%	0.04%	(31.31)%
2001	6,389	8.89	57	1.45%	0.00%	(11.12)%

Fidelity Variable Insurance Products Fund II (“VIP II”):
VIP II Contrafund® Portfolio — Service Class 2
2002	29,566	8.41	249	1.45%	0.09%	(10.92)%
2001	3,048	9.44	29	1.45%	0.00%	(5.90)%

Fidelity Variable Insurance Products Fund III (“VIP III”):
VIP III Growth & Income Portfolio — Service Class 2
2002	19,892	7.77	155	1.45%	0.29%	(18.05)%
2001	4,205	9.49	40	1.45%	0.00%	(5.14)%
VIP III Mid Cap Portfolio — Service Class 2
2002	46,954	9.05	425	1.45%	0.12%	(11.33)%
2001	9,631	10.21	98	1.45%	0.00%	(4.92)%

GE Investments Funds, Inc.:
Income Fund
2002	3,625	10.65	39	1.45%	3.28%	6.47%
2001	—	—	—	—	—	—
Mid-Cap Value Equity Fund
2002	118,661	8.11	962	1.45%	1.07%	(15.02)%
2001	9,068	9.54	87	1.45%	1.07%	(1.14)%
Money Market Fund
2002	275,280	1.01	278	1.45%	1.43%	0.00%
2001	108,666	1.01	110	1.45%	3.86%	2.46%
Premier Growth Equity Fund
2002	37,355	7.25	271	1.45%	0.05%	(22.16)%
2001	2,290	9.31	21	1.45%	0.14%	(10.47)%
S&P 500® Index Fund
2002	627,019	7.02	4,402	1.45%	1.64%	(23.49)%
2001	24,366	9.17	223	1.45%	1.30%	(13.55)%
Small-Cap Value Equity Fund
2002	153,331	9.12	1,398	1.45%	0.45%	(15.11)%
2001	9,466	10.74	102	1.45%	0.66%	8.37%

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type II:		Unit Value	000s
U.S. Equity Fund
2002	71,518	$7.35	$526	1.45%	0.88%	(20.44)%
2001	2,014	9.24	19	1.45%	1.06%	(9.81)%
Value Equity Fund
2002	37,464	7.45	279	1.45%	1.41%	(18.76)%
2001	2,533	9.17	23	1.45%	1.11%	(8.34)%

Janus Aspen Series:
Aggressive Growth Portfolio — Service Shares
2002	19,456	5.58	109	1.45%	0.00%	(29.16)%
2001	4,528	7.87	36	1.45%	0.00%	(21.29)%
Balanced Portfolio — Service Shares
2002	110,810	8.94	991	1.45%	2.58%	(8.03)%
2001	33,503	9.72	326	1.45%	1.84%	(2.84)%
Capital Appreciation Portfolio — Service Shares
2002	18,054	7.11	128	1.45%	0.35%	(17.15)%
2001	3,985	8.58	34	1.45%	0.27%	(14.23)%
Global Life Sciences Portfolio — Service Shares
2002	4,698	7.07	33	1.45%	0.00%	(30.57)%
2001	1,137	10.19	12	1.45%	0.00%	1.90%
Global Technology Portfolio — Service Shares
2002	5,022	4.62	23	1.45%	0.00%	(41.79)%
2001	2,389	7.93	19	1.45%	0.00%	(20.65)%
Growth Portfolio — Service Shares
2002	20,303	5.86	119	1.45%	0.00%	(27.79)%
2001	4,940	8.11	40	1.45%	0.00%	(18.86)%
International Growth Portfolio — Service Shares
2002	8,952	6.26	56	1.45%	0.64%	(26.84)%
2001	1,742	8.55	15	1.45%	0.19%	(14.45)%
Worldwide Growth Portfolio — Service Shares
2002	23,802	6.25	149	1.45%	0.76%	(26.79)%
2001	2,421	8.54	21	1.45%	0.13%	(14.62)%

J.P. Morgan Series Trust II:
Mid Cap Value Portfolio
2002	152	10.16	2	1.45%	0.00%	(1.63)%
2001	—	—	—	—	—	—

MFS® Variable Insurance Trust:
MFS® Investors Growth Stock Series — Service Class Shares
2002	40,187	6.19	249	1.45%	0.00%	(28.77)%
2001	2,249	8.68	20	1.45%	0.00%	(13.16)%
MFS® Investors Trust Series — Service Class Shares
2002	16,546	6.99	116	1.45%	0.31%	(22.30)%
2001	2,238	9.00	20	1.45%	0.00%	(10.02)%
MFS® New Discovery Series — Service Class Shares
2002	10,094	6.52	66	1.45%	0.00%	(32.79)%
2001	428	9.70	4	1.45%	0.00%	(2.96)%

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type II:		Unit Value	000s
MFS® Total Return Series — Service Class Shares
2002	152	$10.03	$2	1.45%	0.00%	(.27)%
2001	—	—	—	—	—	—
MFS® Utilities Series — Service Class Shares
2002	40,100	6.01	241	1.45%	2.08%	(24.02)%
2001	4,890	7.91	39	1.45%	0.00%	(20.91)%

Oppenheimer Variable Account Funds:
Oppenheimer Global Securities Fund/VA — Service Shares
2002	21,128	7.20	152	1.45%	0.11%	(23.49)%
2001	3,283	9.41	31	1.45%	0.00%	(5.94)%
Oppenheimer Main Street Growth & Income Fund/VA — Service Shares
2002	128,125	7.35	942	1.45%	0.21%	(20.21)%
2001	12,321	9.21	113	1.45%	0.00%	(11.58)%
Oppenheimer Main Street Small Cap Fund/VA — Service Shares
2002	160	9.43	2	1.45%	0.00%	(5.71)%
2001	—	—	—	—	—	—

PIMCO Variable Insurance Trust:
Foreign Bond Portfolio — Administrative Class Shares
2002	2,641	11.04	29	1.45%	1.97%	6.62%
2001	1,017	10.35	11	1.45%	0.75%	6.02%
High Yield Portfolio — Administrative Class Shares
2002	26,611	9.78	260	1.45%	7.28%	(2.62)%
2001	5,392	10.04	54	1.45%	2.06%	0.80%
Long-Term U.S. Government Portfolio — Administrative Class Shares
2002	150,388	12.37	1,860	1.45%	3.35%	15.88%
2001	12,309	10.67	131	1.45%	0.94%	4.31%
Total Return Portfolio — Administrative Class Shares
2002	276,091	11.36	3,136	1.45%	3.39%	7.49%
2001	13,530	10.56	143	1.45%	0.87%	6.78%

Rydex Variable Trust:
OTC Fund
2002	17,154	5.18	89	1.45%	0.00%	(39.74)%
2001	308	8.59	3	1.45%	0.00%	(14.09)%

Type III:
AIM Variable Insurance Funds:
AIM V.I. Capital Appreciation Fund — Series I Shares
2002	988	6.63	7	1.65%	0.00%	(25.61)%
2001	302	8.91	3	1.65%	0.00%	(10.88)%
AIM V.I. Growth Fund — Series I Shares
2002	768	5.93	5	1.65%	0.00%	(32.11)%
2001	—	—	—	—	—	—

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type III:		Unit Value	000s
AIM V.I. Premier Equity Fund — Series I Shares
2002	20,837	$6.21	$129	1.65%	0.49%	(31.41)%
2001	4,725	9.05	43	1.65%	0.22%	(14.02)%

Alliance Variable Products Series Fund, Inc.:
Growth and Income Portfolio — Class B
2002	64,654	7.09	458	1.65%	0.55%	(23.55)%
2001	16,785	9.28	156	1.65%	0.00%	(7.22)%
Premier Growth Portfolio — Class B
2002	6,812	6.01	41	1.65%	0.00%	(31.98)%
2001	2,429	8.84	21	1.65%	0.00%	(11.62)%
Quasar Portfolio — Class B
2002	1,529	6.26	10	1.65%	0.00%	(33.19)%
2001	—	—	—	—	—	—

Dreyfus:
Dreyfus Investment Portfolios-Emerging Markets Portfolio — Initial Shares
2002	134	9.60	1	1.65%	1.49%	(2.12)%
2001	—	—	—	—	—	—

Federated Insurance Series:
Federated High Income Bond Fund II — Service Shares
2002	3,837	9.55	37	1.65%	6.18%	(0.44)%
2001	53	9.58	1	1.65%	0.00%	(0.31)%

Fidelity Variable Insurance Products Fund (“VIP”):
VIP Equity-Income Portfolio — Service Class 2
2002	9,911	7.52	75	1.65%	0.45%	(18.52)%
2001	2,062	9.23	19	1.65%	0.00%	(6.80)%
VIP Growth Portfolio — Service Class 2
2002	12,319	6.09	75	1.65%	0.04%	(31.45)%
2001	468	8.88	4	1.65%	0.00%	(19.23)%

Fidelity Variable Insurance Products Fund II (“VIP II”):
VIP II Contrafund® Portfolio — Service Class 2
2002	3,086	8.38	26	1.65%	0.09%	(11.10)%
2001	808	9.43	8	1.65%	0.00%	(13.92)%

Fidelity Variable Insurance Products Fund III (“VIP III”):
VIP III Growth & Income Portfolio — Service Class 2
2002	10,540	7.75	82	1.65%	0.29%	(18.22)%
2001	158	9.47	1	1.65%	0.00%	(10.52)%
VIP III Mid Cap Portfolio — Service Class 2
2002	13,738	9.02	124	1.65%	0.12%	(11.51)%
2001	1,571	10.20	16	1.65%	0.00%	(5.12)%

GE Investments Funds, Inc.:
Mid-Cap Value Equity Fund
2002	17,118	8.08	138	1.65%	1.07%	(15.19)%
2001	—	—	—	—	—	—

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type III:		Unit Value	000s
Money Market Fund
2002	179,540	$1.01	$181	1.65%	1.43%	(0.20)%
2001	9,904	1.01	10	1.65%	3.86%	2.25%
Premier Growth Equity Fund
2002	1,795	7.23	13	1.65%	0.05%	(22.32)%
2001	29	9.30	—	1.65%	0.14%	(10.65)%
S&P 500® Index Fund
2002	34,661	6.99	242	1.65%	1.64%	(23.65)%
2001	2,381	9.16	22	1.65%	1.30%	(13.72)%
Small-Cap Value Equity Fund
2002	8,759	9.09	80	1.65%	0.45%	(15.28)%
2001	1,266	10.73	14	1.65%	0.66%	8.15%
U.S. Equity Fund
2002	5,075	7.33	37	1.65%	0.88%	(20.60)%
2001	28	9.23	—	1.65%	1.06%	(9.99)%
Value Equity Fund
2002	8,216	7.42	61	1.65%	1.41%	(18.93)%
2001	—	—	—	—	—	—

Janus Aspen Series:
Aggressive Growth Portfolio — Service Shares
2002	1,801	5.56	10	1.65%	0.00%	(29.31)%
2001	—	—	—	—	—	—
Balanced Portfolio — Service Shares
2002	41,381	8.91	369	1.65%	2.58%	(8.21)%
2001	2,523	9.70	24	1.65%	1.84%	(6.48)%
Capital Appreciation Portfolio — Service Shares
2002	1,214	7.08	9	1.65%	0.35%	(17.32)%
2001	1,718	8.57	15	1.65%	0.27%	(23.13)%
Global Life Sciences Portfolio — Service Shares
2002	5,576	7.05	39	1.65%	0.00%	(30.71)%
2001	—	—	—	—	—	—
Global Technology Portfolio — Service Shares
2002	333	4.60	2	1.65%	0.00%	(41.91)%
2001	333	7.93	3	1.65%	0.00%	(38.36)%
Growth Portfolio — Service Shares
2002	4,967	5.84	29	1.65%	0.00%	(27.93)%
2001	—	—	—	—	—	—
International Growth Portfolio — Service Shares
2002	891	6.24	6	1.65%	0.64%	(26.98)%
2001	470	8.54	4	1.65%	0.19%	(24.70)%
Worldwide Growth Portfolio — Service Shares
2002	10,366	6.23	65	1.65%	0.76%	(26.94)%
2001	440	8.53	4	1.65%	0.13%	(23.90)%

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type III:		Unit Value	000s

MFS® Variable Insurance Trust:
MFS® Investors Growth Stock Series — Service Class Shares
2002	15,424	$6.17	$95	1.65%	0.00%	(28.91)%
2001	504	8.67	4	1.65%	0.00%	(26.08)%
MFS® Investors Trust Series — Service Class Shares
2002	5,971	6.97	42	1.65%	0.31%	(22.46)%
2001	426	8.99	4	1.65%	0.00%	(17.49)%
MFS® New Discovery Series — Service Class Shares
2002	2,072	6.50	13	1.65%	0.00%	(32.93)%
2001	—	—	—	—	—	—
MFS® Utilities Series — Service Class Shares
2002	8,996	5.99	54	1.65%	2.08%	(24.17)%
2001	62	7.90	—	1.65%	0.00%	(25.70)%

Oppenheimer Variable Account Funds:
Oppenheimer Global Securities Fund/VA — Service Shares
2002	3,631	7.17	26	1.65%	0.11%	(23.65)%
2001	924	9.39	9	1.65%	0.00%	(13.63)%
Oppenheimer Main Street Growth & Income Fund/VA — Service Shares
2002	24,867	7.33	182	1.65%	0.21%	(20.37)%
2001	2,197	9.20	20	1.65%	0.00%	(11.76)%

PIMCO Variable Insurance Trust:
Foreign Bond Portfolio — Administrative Class Shares
2002	1,640	11.00	18	1.65%	1.97%	6.40%
2001	797	10.34	8	1.65%	0.75%	5.80%
High Yield Portfolio — Administrative Class Shares
2002	13,819	9.74	135	1.65%	7.28%	(2.82)%
2001	317	10.03	3	1.65%	2.06%	0.59%
Long-Term U. S. Government Portfolio — Administrative Class Shares
2002	27,306	12.33	337	1.65%	3.35%	15.64%
2001	10,046	10.66	107	1.65%	0.94%	4.09%
Total Return Portfolio — Administrative Class Shares
2002	62,340	11.32	706	1.65%	3.39%	7.27%
2001	8,306	10.55	88	1.65%	0.87%	6.57%

Rydex Variable Trust:
OTC Fund
2002	5,514	5.16	28	1.65%	0.00%	(39.86)%
2001	—	—	—	—	—	—

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type IV:		Unit Value	000s
AIM Variable Insurance Funds:
AIM V.I. Capital Appreciation Fund — Series I Shares
2002	5,694	$7.40	$42	1.60%	0.00%	(26.03)%
AIM V.I. Growth Fund — Series I Shares
2002	8,091	6.89	56	1.60%	0.00%	(31.08)%
AIM V.I. Premier Equity Fund — Series I Shares
2002	18,661	7.01	131	1.60%	0.49%	(29.91)%

Alliance Variable Products Series Fund, Inc.:
Growth and Income Portfolio — Class B
2002	70,629	7.56	534	1.60%	0.55%	(24.38)%
Premier Growth Portfolio — Class B
2002	10,095	7.13	72	1.60%	0.00%	(28.70)%
Quasar Portfolio — Class B
2002	7,344	6.78	50	1.60%	0.00%	(32.21)%

Dreyfus:
Dreyfus Investment Portfolios-Emerging Markets Portfolio — Initial Shares
2002	6,285	8.98	56	1.60%	1.49%	(10.21)%

Federated Insurance Series:
Federated High Income Bond Fund II — Service Shares
2002	12,646	9.80	124	1.60%	6.18%	(1.99)%
Federated International Small Company Fund II
2002	2,767	7.92	22	1.60%	0.00%	(20.84)%

Fidelity Variable Insurance Products Fund (“VIP”):
VIP Equity-Income Portfolio — Service Class 2
2002	33,456	7.85	263	1.60%	0.45%	(21.47)%
VIP Growth Portfolio — Service Class 2
2002	20,580	6.81	140	1.60%	0.04%	(31.93)%

Fidelity Variable Insurance Products Fund II (“VIP II”):
VIP II Contrafund® Portfolio — Service Class 2
2002	60,564	8.78	532	1.60%	0.09%	(12.17)%

Fidelity Variable Insurance Products Fund III (“VIP III”):
VIP III Growth & Income Portfolio — Service Class 2
2002	19,172	8.15	156	1.60%	0.29%	(18.54)%
VIP III Mid Cap Portfolio — Service Class 2
2002	48,119	8.77	422	1.60%	0.12%	(12.26)%

GE Investments Funds, Inc.:
Income Fund
2002	1,450	10.64	15	1.60%	3.28%	6.36%
Mid-Cap Value Equity Fund
2002	28,293	8.02	227	1.60%	1.07%	(19.81)%
Money Market Fund
2002	449,804	1.00	450	1.60%	1.43%	(.16)%
Premier Growth Equity Fund
2002	11,446	7.60	87	1.60%	0.05%	(24.00)%

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type IV:		Unit Value	000s
S&P 500® Index Fund
2002	46,625	$7.54	$352	1.60%	1.64%	(24.63)%
Small-Cap Value Equity Fund
2002	51,245	8.41	431	1.60%	0.45%	(15.89)%
U.S. Equity Fund
2002	12,337	7.79	96	1.60%	0.88%	(22.13)%
Value Equity Fund
2002	26,584	7.88	209	1.60%	1.41%	(21.18)%

Janus Aspen Series:
Aggressive Growth Portfolio — Service Shares
2002	5,577	7.74	43	1.60%	0.00%	(22.58)%
Balanced Portfolio — Service Shares
2002	80,645	9.09	733	1.60%	2.58%	(9.10)%
Global Life Sciences Portfolio — Service Shares
2002	198	7.59	2	1.60%	0.00%	(24.11)%
Global Technology Portfolio — Service Shares
2002	3,896	5.96	23	1.60%	0.00%	(40.39)%
Growth Portfolio — Service Shares
2002	6,285	7.08	45	1.60%	0.00%	(29.22)%
International Growth Portfolio — Service Shares
2002	5,962	7.33	44	1.60%	0.64%	(26.67)%
Worldwide Growth Portfolio — Service Shares
2002	33,137	7.34	243	1.60%	0.76%	(26.60)%

MFS® Variable Insurance Trust:
MFS® Investors Growth Stock Series — Service Class Shares
2002	20,603	7.24	149	1.60%	0.00%	(27.61)%
MFS® Investors Trust Series — Service Class Shares
2002	35,076	7.70	270	1.60%	0.31%	(23.04)%
MFS® New Discovery Series — Service Class Shares
2002	7,509	6.83	51	1.60%	0.00%	(31.66)%
MFS® Utilities Series — Service Class Shares
2002	4,054	7.99	32	1.60%	2.08%	(20.14)%

Oppenheimer Variable Account Funds:
Oppenheimer Global Securities Fund/VA — Service Shares
2002	47,524	7.49	356	1.60%	0.11%	(25.09)%
Oppenheimer Main Street Growth & Income Fund/VA — Service Shares
2002	127,593	7.83	999	1.60%	0.21%	(21.70)%

PIMCO Variable Insurance Trust:
Foreign Bond Portfolio — Administrative Class Shares
2002	3,186	10.65	34	1.60%	1.97%	6.50%
High Yield Portfolio — Administrative Class Shares
2002	39,904	9.71	387	1.60%	7.28%	(2.85)%

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type IV:		Unit Value	000s
Long-Term U.S. Government Portfolio — Administrative Class Shares
2002	101,339	$11.70	$1,186	1.60%	3.35%	16.97%
Total Return Portfolio — Administrative Class Shares
2002	242,867	10.69	2,596	1.60%	3.39%	6.94%

Rydex Variable Trust:
OTC Fund
2002	13,798	6.13	85	1.60%	0.00%	(38.70)%

Type V:
AIM Variable Insurance Funds:
AIM V.I. Growth Fund — Series I Shares
2002	1,967	6.88	14	1.80%	0.00%	(26.15)%
AIM V.I. Premier Equity Fund — Series I Shares
2002	15,527	7.00	109	1.80%	0.49%	(30.03)%

Alliance Variable Products Series Fund, Inc.:
Growth and Income Portfolio — Class B
2002	29,436	7.55	222	1.80%	0.55%	(24.51)%
Premier Growth Portfolio — Class B
2002	3,300	7.12	23	1.80%	0.00%	(28.81)%

Dreyfus:
Dreyfus Investment Portfolios-Emerging Markets Portfolio—Initial Shares
2002	1,178	8.96	11	1.80%	1.49%	(10.36)%

Federated Insurance Series:
Federated High Income Bond Fund II — Service Shares
2002	1,030	9.78	10	1.80%	6.18%	(2.16)%
Federated International Small Company Fund II
2002	427	7.90	3	1.80%	0.00%	(20.97)%

Fidelity Variable Insurance Products Fund (“VIP”):
VIP Equity-Income Portfolio — Service Class 2
2002	22,674	7.84	178	1.80%	0.45%	(21.60)%
VIP Growth Portfolio — Service Class 2
2002	1,830	6.80	12	1.80%	0.04%	(32.04)%

Fidelity Variable Insurance Products Fund II (“VIP II”):
VIP II Contrafund® Portfolio — Service Class 2
2002	2,258	8.77	20	1.80%	0.09%	(12.32)%

Fidelity Variable Insurance Products Fund III (“VIP III”):
VIP III Growth & Income Portfolio — Service Class 2
2002	10,477	8.13	85	1.80%	0.29%	(18.68)%
VIP III Mid Cap Portfolio — Service Class 2
2002	42,836	8.76	375	1.80%	0.12%	(12.40)%

GE Investments Funds, Inc.:
Income Fund
2002	160	10.62	2	1.80%	3.28%	6.20%

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type V:		Unit Value	000s
Mid-Cap Value Equity Fund
2002	19,610	$8.01	$157	1.80%	1.07%	(19.94)%
Money Market Fund
2002	686,286	1.00	686	1.80%	1.43%	(.33)%
Premier Growth Equity Fund
2002	1,455	7.59	11	1.80%	0.05%	(24.13)%
S&P 500® Index Fund
2002	60,298	7.52	453	1.80%	1.64%	(24.75)%
Small-Cap Value Equity Fund
2002	13,607	8.40	114	1.80%	0.45%	16.03%
U.S. Equity Fund
2002	2,356	7.77	18	1.80%	0.88%	(22.26)%
Value Equity Fund
2002	9,306	7.87	73	1.80%	1.41%	(21.31)%

Janus Aspen Series:
Aggressive Growth Portfolio — Service Shares
2002	1,109	7.73	9	1.80%	0.00%	(22.70)%
Balanced Portfolio — Service Shares
2002	109,084	9.07	989	1.80%	2.58%	(9.26)%
Capital Appreciation Portfolio — Service Shares
2002	3,613	8.41	30	1.80%	0.35%	(15.86)%
Global Life Sciences Portfolio — Service Shares
2002	2,891	7.58	22	1.80%	0.00%	(24.23)%
Global Technology Portfolio — Service Shares
2002	4,779	5.95	28	1.80%	0.00%	(40.49)%
Growth Portfolio — Service Shares
2002	1,124	7.07	8	1.80%	0.00%	(29.93)%
International Growth Portfolio — Service Shares
2002	1,352	7.32	10	1.80%	0.64%	26.79%
Worldwide Growth Portfolio — Service Shares
2002	4,893	7.33	36	1.80%	0.76%	(26.73)%
MFS® Variable Insurance Trust:
MFS® Investors Growth Stock Series — Service Class Shares
2002	34,313	7.23	248	1.80%	0.00%	(27.74)%
MFS® Investors Trust Series — Service Class Shares
2002	7,610	7.68	58	1.80%	0.31%	(23.17)%
MFS® New Discovery Series — Service Class Shares
2002	101	6.82	1	1.80%	0.00%	(31.78)%
MFS® Utilities Series — Service Class Shares
2002	1,548	7.97	12	1.80%	2.08%	(20.77)%

Oppenheimer Variable Account Funds:
Oppenheimer Global Securities Fund/VA — Service Shares
2002	19,752	7.48	148	1.80%	0.11%	(25.22)%

GE CAPITAL LIFE SEPARATE ACCOUNT II

Notes to Financial Statements — Continued

December 31, 2002

	Units	Net Assets		Expenses as a % of Average Net Assets	Investment Income Ratio	Total Return
Type V:		Unit Value	000s
Oppenheimer Main Street Growth & Income Fund/VA — Service Shares
2002	136,697	$7.82	$1,069	1.80%	0.21%	(21.83)%

PIMCO Variable Insurance Trust:
Foreign Bond Portfolio — Administrative Class Shares
2002	8,408	10.63	89	1.80%	1.97%	6.32%
High Yield Portfolio — Administrative Class Shares
2002	12,000	9.70	116	1.80%	7.28%	(3.01)%
Long-Term U.S. Government Portfolio — Administrative Class Shares
2002	92,981	11.68	1,086	1.80%	3.35%	16.78%
Total Return Portfolio — Administrative Class Shares
2002	111,409	10.68	1,190	1.80%	3.39%	6.76%

Rydex Variable Trust:
OTC Fund
2002	699	6.12	4	1.80%	0.00%	(38.80)%

Van Kampen Life Investment Trust:
Comstock Portfolio — Class II Shares
2002	2,539	8.03	20	1.80%	0.00%	(19.71)%

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Financial Statements

Years ended December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

December 31, 2002

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

GE Capital Life Assurance Company of New York:

We have audited the accompanying balance sheets of GE Capital Life Assurance Company of New York as of December 31, 2002 and 2001, and the related statements of income, shareholder’s interest, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GE Capital Life Assurance Company of New York as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 4, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

Richmond, Virginia

February 7, 2003

F-1

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Balance Sheets

(Dollar amounts in millions, except per share amounts)

	December 31,
	2002	2001
Assets
Investments:
Fixed maturities available-for-sale, at fair value	$3,436.7	$2,686.3
Equity securities available-for-sale, at fair value	36.9	45.5
Mortgage loans, net of valuation allowance of $3.0 and $2.6 at December 31, 2002 and 2001, respectively	343.4	338.6
Policy loans	1.3	1.3
Short-term investments	34.9	5.0

Total investments	3,853.2	3,076.7

Cash and cash equivalents	39.3	3.5
Accrued investment income	64.8	69.1
Deferred acquisition costs	234.1	192.9
Goodwill	54.1	54.1
Intangible assets	97.6	101.1
Other assets	115.5	266.5
Reinsurance recoverable	13.8	8.2
Separate account assets	98.6	73.1

Total assets	$4,571.0	$3,845.2

Liabilities and Shareholder’s Interest
Liabilities:
Future annuity and contract benefits	$3,665.9	$2,983.7
Liability for policy and contract claims	105.9	73.7
Unearned premiums	46.3	47.4
Other policyholder liabilities	55.2	70.6
Accounts payable and accrued expenses	38.8	141.1
Separate account liabilities	98.6	73.1

Total liabilities	4,010.7	3,389.6

Shareholder’s interest:
Net unrealized investment gains (losses)	54.2	(2.7)

Accumulated non-owner changes in equity	54.2	(2.7)
Common stock ($1,000 par value, 2,000 shares authorized, issued and outstanding)	2.0	2.0
Additional paid-in capital	422.6	387.6
Retained earnings	81.5	68.7

Total shareholder’s interest	560.3	455.6

Total liabilities and shareholder’s interest	$4,571.0	$3,845.2

See accompanying notes to financial statements.

F-2

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Statements of Income

(Dollar amounts in millions)

	Years Ended December 31,
	2002	2001	2000
Revenues:
Net investment income	$220.7	$195.8	$155.5
Premiums	221.5	188.6	113.7
Net realized investment gains (losses)	7.5	22.2	(1.1)
Other income	1.2	1.3	3.0

Total revenues	450.9	407.9	271.1

Benefits and expenses:
Benefits and other changes in policy reserves	259.3	155.5	104.4
Interest credited	129.6	113.5	87.9
Commissions	68.2	79.0	50.6
General expenses	35.1	30.3	23.1
Amortization of intangibles, net	2.1	11.8	9.3
Change in deferred acquisition costs, net	(56.6)	(56.5)	(43.7)

Total benefits and expenses	437.7	333.6	231.6

Income before income taxes	13.2	74.3	39.5
Provision for income taxes	0.4	27.3	14.5

Net income	$12.8	$47.0	$25.0

See accompanying notes to financial statements.

F-3

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Statements of Shareholder’s Interest

(Dollar amounts in millions, except per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Non-owner Changes In Equity	Total Retained Earnings (Deficit)	Total Shareholder’s Interest
	Shares	Amount
Balances at January 1, 2000	2,000	$2.0	$259.4	$(32.5)	$(3.3)	$225.6
Changes other than transactions with shareholder:
Net income	—	—	—	—	25.0	25.0
Net unrealized gains on investment securities (a)	—	—	—	62.2	—	62.2

Total changes other than transactions with shareholder	—	—	—	—	—	87.2
Non-cash capital contribution	—	—	83.2	—	—	83.2

Balances at December 31, 2000	2,000	2.0	342.6	29.7	21.7	396.0
Changes other than transactions with shareholder:
Net income	—	—	—	—	47.0	47.0
Net unrealized loss on investment securities (a)	—	—	—	(32.4)	—	(32.4)

Total changes other than transactions with shareholder	—	—	—	—	—	14.6
Capital contribution	—	—	45.0	—	—	45.0

Balances at December 31, 2001	2,000	2.0	387.6	(2.7)	68.7	455.6

Changes other than transactions with shareholder:
Net income	—	—	—	—	12.8	12.8
Net unrealized gain on investment securities (a)	—	—	—	56.9	—	56.9

Total changes other than transactions with shareholder	—	—	—	—	—	69.7
Capital contribution	—	—	35.0	—	—	35.0

Balances at December 31, 2002	2,000	$2.0	$422.6	$54.2	$81.5	$560.3

(a)	Presented net of deferred taxes of $(30.8), $17.7, and $(33.5) million in 2002, 2001 and 2000, respectively.

See accompanying notes to financial statements.

F-4

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Statements of Cash Flows

(Dollar amounts in millions)

	Years Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net income	$12.8	$47.0	$25.0

Adjustments to reconcile net income to net cash provided by operating activities:
Change in reserves	304.3	194.5	274.6
Charges assessed to policyholders	(0.3)	0.2	(0.1)
Net realized investment (gains) losses	(7.5)	(22.2)	1.1
Amortization of investment premiums and discounts	4.4	(1.4)	(3.1)
Amortization of intangibles, net	2.1	11.8	9.3
Deferred income tax (benefit) provision	(13.7)	14.2	5.1
Change in certain assets and liabilities:
(Increase) decrease in:
Accrued investment income	4.3	(18.5)	(13.5)
Deferred acquisition costs, net	(56.6)	(56.5)	(43.7)
Other assets, net	149.1	(248.4)	2.8
Increase (decrease) in:
Other policy holder related balances	(15.3)	37.4	(0.2)
Policy and contract claims	32.2	16.0	36.3
Accounts payable and accrued expenses	(122.9)	117.9	29.8

Total adjustments	280.1	45.0	298.4

Net cash provided by operating activities	292.9	92.0	323.4

Cash flows from investing activities:
Short-term investing activities, net	(29.9)	69.0	(74.0)
Proceeds from sales and maturities of investments in securities	1,201.1	1,276.3	247.8
Purchases of securities	(1,835.2)	(1,965.6)	(444.3)
Mortgage and policy loan originations	(69.7)	(34.2)	(88.5)
Principal collected on mortgage and policy loans	64.6	24.5	24.3
Acquisition, net of cash	—	—	(246.4)

Net cash used in investing activities	(669.1)	(630.0)	(581.1)

Cash flows from financing activities:
Proceeds from issuance of investment contracts	605.6	717.3	488.4
Capital contribution	35.0	45.0	—
Redemption and benefit payments on investment contracts	(228.6)	(222.8)	(233.0)

Net cash provided by financing activities	412.0	539.5	255.4

Net increase (decrease) in cash and cash equivalents	35.8	1.5	(2.3)
Cash and cash equivalents at beginning of year	3.5	2.0	4.3

Cash and cash equivalents at end of year	$39.3	$3.5	$2.0

See accompanying notes to financial statements.

F-5

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements

December 31, 2002, 2001, and 2000

(Dollar amounts in millions)

(1)	Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements include the historical operations and accounts of GE Capital Life Assurance Company of New York (“GECLA-NY”). GECLA-NY (the “Company”, “we”, “us”, or “our” unless context otherwise requires) is a wholly-owned subsidiary of General Electrical Capital Assurance Company (“GE Capital Assurance”), which, in turn, is wholly-owned, directly or indirectly, by General Electric Company.

Basis of Presentation

These financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts may have been reclassified to conform to the current year presentation.

Products

Our product offerings are divided along two major segments of consumer needs: (i) Wealth Accumulation and Transfer, and (ii) Lifestyle Protection and Enhancement.

Wealth Accumulation and Transfer products are investment vehicles and insurance contracts intended to increase the policyholder’s wealth, transfer wealth to beneficiaries or provide a means for replacing the income of the insured in the event of premature death. Our principal product lines under the Wealth Accumulation and Transfer segment are deferred annuities (fixed and variable) and life insurance (universal, variable, and interest sensitive).

Lifestyle Protection and Enhancement products are products intended to protect accumulated wealth and income from the financial drain of unforeseen events. Our principal product line under the Lifestyle Protection and Enhancement segment is long-term care insurance.

We market and sell products in the State of New York through financial institutions and various agencies. During 2002, 2001 and 2000, 78%, 87%, and 82%, respectively, of product sales were distributed through five financial institutions, including one financial institution, which accounted for 55%, 59%, and 51%, respectively, of total product sales.

Revenues

Investment income is recorded when earned. Realized investment gains and losses are calculated on the basis of specific identification. Premiums on long-duration insurance products are recognized as earned when due or, in the case of life contingent immediate annuities, when the contracts are issued. Premiums received under annuity contracts without significant mortality risk and universal life products are not reported as revenues but as deposits and included in liabilities for future annuity and contract benefits. Variable product fees are charged to variable annuity and variable life policyholders based upon the daily net assets of the policyholders’ account values and are recognized as revenue when charged. Other income consists primarily of surrender charges on certain policies. Surrender charges are recognized as income when the policy is surrendered.

Cash and Cash Equivalents

Certificates, money market funds, and other time deposits with original maturities of less than 90 days are considered cash equivalents in the Balance Sheets and Statements of Cash Flows. Items with maturities greater than 90 days but less than one year are included in short term investments.

F-6

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

Investment Securities

We have designated our fixed maturities (bonds) and our equity securities (non-redeemable preferred stock) as available-for-sale. The fair value for regularly traded fixed maturities and equity securities is based on quoted market prices. For fixed maturities not regularly traded, fair values are estimated using values obtained from independent pricing services or are estimated by discounting expected future cash flows using a current market rate applicable to the credit quality, and maturity of the investments, as applicable.

Changes in the fair values of investments available-for-sale, net of the effect on deferred policy acquisition costs, present value of future profits, and deferred federal income taxes, are reflected as unrealized investment gains or losses in a separate component of shareholder’s interest and, accordingly, have no effect on net income. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds fair market value, the duration of market decline, and the financial health and the specific prospects of the issuer. Unrealized losses that are considered other than temporary are recognized in earnings through an adjustment to the amortized cost basis of the underlying securities.

We engage in certain securities lending transactions, which require the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal to or exceeding 102% of the fair value of the applicable securities loaned.

Investment income on mortgage and asset-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective method, whereby the amortized cost of the securities is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to investment income.

Mortgage loans are stated at the unpaid principal balance of such loans, net of allowances for estimated uncollectible amounts. The allowance for losses is determined primarily on the basis of management’s best estimate of probable losses, including specific allowances for known troubled loans, if any. Write-downs and the change in allowance are included in net realized investment gains and losses in the Statements of Income.

Short-term investments are stated at amortized cost which approximates fair value. Equity securities are stated at fair value.

Intangible Assets

(a)  Present Value of Future Profits

In conjunction with the acquisitions of life insurance companies, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called the present value of future profits (“PVFP”), represents the actuarially determined present value of the projected future cash flows from the acquired policies.

PVFP is amortized, net of accreted interest, in a manner similar to the amortization of deferred acquisition costs. Interest accretes at rates credited to policyholders on underlying contracts. Recoverability of PVFP is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balance. If such comparison indicates that the expected gross profits will not be sufficient to recover PVFP, the difference is charged to expense.

PVFP is further adjusted to reflect the impact of unrealized gains or losses on fixed maturities classified as available for sale in the investment portfolio. Such adjustments are not recorded in our net income but rather as a credit or charge to shareholder’s interest, net of applicable income tax.

F-7

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

(b)  Goodwill

As of January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer amortized but is tested for impairment using a fair value approach, at the “reporting unit” level. A reporting unit is the operating segment, or business one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the component level. We recognize an impairment charge for any amount by which the carrying amount of a report unit’s goodwill exceeds its fair value. We used discounted cash flows to establish fair values. When available and as appropriate, we used comparative market multiples to corroborate discounted cash flow results. When a business within a reporting unit is disposed of, goodwill is allocated to the gain or loss on disposal using the relative fair value methodology.

Before December 31, 2001, we amortized goodwill over our estimated period of benefit on a straight-line basis. No amortization period exceeded 40 years. When an intangible asset’s carrying value exceeded associated expected operating cash flows, we considered it to be impaired and wrote it down to fair value, which we determined based on either discounted future cash flows or appraised values.

Deferred Acquisition Costs

Acquisition costs include costs and expenses that vary with and are primarily related to the acquisition of insurance and investment contracts.

Acquisition costs include first-year commissions in excess of recurring renewal commissions, certain support costs such as underwriting and policy issue costs, and the bonus feature of certain variable annuity products. For investment and universal life type contracts, amortization is based on the present value of anticipated gross profits from investments, interest credited, surrender and other policy charges, and mortality and maintenance expenses. Amortization is adjusted retroactively when current estimates of future gross profits to be realized are revised. For other long-duration insurance contracts, the acquisition costs are amortized in relation to the estimated benefit payments or the present value of expected future premiums.

Deferred acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not considered recoverable, are charged to expense.

Income Taxes

We file a consolidated life insurance federal income tax return with our parent, GECA and its life insurance affiliates. The method of income tax allocation is subject to written agreement authorized by the Board of Directors. Allocation is based on the separate return liabilities with offsets for losses and credits utilized to reduce current consolidated tax liability. Intercompany tax balances are settled quarterly, with a final settlement after filing of the federal income tax return.

Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect.

Reinsurance

Premium revenue, benefits, underwriting, acquisition and insurance expenses are reported net of the amounts relating to reinsurance ceded to other companies. Amounts due from reinsurers for incurred and estimated future claims are reflected in the reinsurance recoverable asset. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies.

F-8

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

Future Annuity and Contract Benefits

Future annuity and contract benefits consist of the liability for investment contracts, life insurance contracts, and accident and health contracts. Investment contract liabilities are generally equal to the policyholder’s current account value. The liability for insurance and accident and health contracts is calculated based upon actuarial assumptions as to mortality, morbidity, interest, expense and withdrawals with experience adjustments for adverse deviation where appropriate.

Liability for Policy and Contract Claims

The liability for policy and contract claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of (a) claims that have been reported to the insurer, (b) estimated claims related to insured events that have occurred but that have not been reported to the insurer, as of the date the liability is estimated, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process, and adjust claims.

Separate Accounts

The separate account assets and liabilities represent funds held, and the related liabilities for, the exclusive benefit of the variable annuity contract owners and variable life policyholders. We receive mortality risk and expense fees and administration charges from the variable mutual fund portfolios in the separate accounts. The separate account assets are carried at fair value and are equal to the liabilities that represent the contract owner and policyholders’ equity in those assets.

Accounting Changes

Under SFAS 142, goodwill is no longer amortized but is tested for impairment using a fair value methodology. We stopped amortizing goodwill effective January 1, 2002.

Under SFAS 142, we were required to test all existing goodwill for impairment as of January 1, 2002, on a “reporting unit” basis. No goodwill impairment charge was taken as a result of our goodwill testing for impairment in accordance with SFAS 142.

(2)	Investment Securities

General

For the years ended December 31, the sources of investment income were as follows:

	2002	2001	2000
Fixed maturities and equity securities	$197.1	$171.4	$133.8
Mortgage and policy loans	26.4	26.3	23.2

Gross investment income	223.5	197.7	157.0
Investment expenses	(2.8)	(1.9)	(1.5)

Net investment income	$220.7	$195.8	$155.5

F-9

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

For the years ended December 31, sales proceeds and gross realized investment gains and losses resulting from the sales of investment securities available-for-sale were as follows:

	2002	2001	2000
Sales proceeds	$851.0	$996.2	$57.1

Gross realized investment:
Gains	33.8	34.2	2.3
Losses, including impairments (a)	(26.3)	(12.0)	(3.4)

Net realized investment gains (losses)	$7.5	$22.2	$(1.1)

(a)	Impairments were $(16.8), $(11.9) and $(1.0) in 2002, 2001 and 2000, respectively.

The additional proceeds from investments presented in our Statements of Cash Flows result from principal collected on mortgage and asset-backed securities, maturities, calls and sinking fund payments.

Net unrealized gains and losses on investment securities classified as available-for-sale are reduced by deferred income taxes and adjustments to PVFP and deferred acquisition costs that would have resulted had such gains and losses been realized. Net unrealized gains and losses on available-for-sale securities are reflected as a separate component of shareholder’s interest at December 31 and are summarized as follows:

Net unrealized gains (losses) on available-for-sale investment securities before adjustments:

	2002	2001	2000
Fixed maturities	$90.0	$(18.4)	$47.3
Equity securities	(4.3)	(0.4)	—

Subtotal	85.7	(18.8)	47.3
Adjustments to the present value of future profits and deferred acquisition costs	(2.4)	14.4	(1.6)
Deferred income taxes	(29.1)	1.7	(16.0)

Net unrealized gains (losses) on available-for-sale investment securities	$54.2	$(2.7)	$29.7

The change in the net unrealized gains (losses) on investment securities reported in accumulated non-owner changes in equity is as follows:

	2002	2001	2000
Net unrealized gains (losses) on investment securities — beginning of year	$(2.7)	$29.7	$(32.5)
Unrealized gains (losses) on investment securities — net of deferred taxes of $(33.4), $9.9 and $(33.1)	61.8	(18.0)	61.5
Reclassification adjustments — net of deferred taxes of $2.6, $7.8 and $(0.4)	(4.9)	(14.4)	0.7

Net unrealized gain (loss) on investment securities — end of year	$54.2	$(2.7)	$29.7

F-10

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

At December 31, the amortized cost, gross unrealized gains and losses, and fair values of our fixed maturities and equity securities available-for-sale were as follows:

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and agency	$22.0	$0.7	$(0.1)	$22.6
Non-U.S. government	10.1	0.5	—	10.6
Non-U.S. corporate	225.6	12.4	(3.6)	234.4
U.S. corporate	2,118.2	89.8	(48.0)	2,160.0
Mortgage-backed	569.7	24.3	(0.2)	593.8
Asset-backed	401.1	14.5	(0.3)	415.3

Total fixed maturities	3,346.7	142.2	(52.2)	3,436.7
Non-redeemable preferred stock	41.2	—	(4.3)	36.9

Total available-for-sale securities	$3,387.9	$142.2	$(56.5)	$3,473.6

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and agency	$79.3	$0.5	$(5.5)	$74.3
Non-U.S. government	4.5	—	(0.1)	4.4
Non-U.S. corporate	167.1	4.0	(7.6)	163.5
U.S. corporate	1,506.2	24.0	(54.4)	1,475.8
Mortgage-backed	441.6	9.1	(0.7)	450.0
Asset-backed	506.0	13.3	(1.0)	518.3

Total fixed maturities	2,704.7	50.9	(69.3)	2,686.3
Non-redeemable preferred stock	45.9	0.4	(0.8)	45.5

Total available-for-sale securities	$2,750.6	$51.3	$(70.1)	$2,731.8

The scheduled maturity distribution of the fixed maturity portfolio at December 31, 2002 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$102.9	$101.3
Due after one year through five years	1,083.7	1,110.0
Due after five years through ten years	320.4	331.3
Due after ten years	868.9	885.0

Subtotal	2,375.9	2,427.6
Mortgaged backed securities	569.7	593.8
Asset backed securities	401.1	415.3

Totals	$3,346.7	$3,436.7

At December 31, 2002, $210.6 of our investments (excluding mortgage and asset-backed securities) were subject to certain call provisions.

F-11

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

As required by law, we have investments on deposit with governmental authorities and banks for the protection of policyholders of $1.1 at December 31, 2002 and December 31, 2001, respectively.

At December 31, 2002, approximately 27.1%, 13.8% and 14.0% of our investment portfolio is comprised of securities issued by the manufacturing, utility, and finance industries, respectively, the vast majority of which are rated investment grade and which are senior secured bonds. No other industry group comprises more than 10% of our investment portfolio. This portfolio is widely diversified among various geographic regions in the United States and is not dependent on the economic stability of one particular region.

At December 31, 2002, we did not hold any fixed maturity securities, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of shareholder’s interest.

The credit quality of the fixed maturity portfolio at December 31 follows. The categories are based on the higher of the ratings published by Standard & Poors or Moody’s.

	2002		2001
	Fair Value	Percent	Fair Value	Percent
Agencies and treasuries	$111.4	3.2%	$129.7	4.8%
AAA/Aaa	842.7	24.5	863.1	32.1
AA/Aa	370.5	10.8	221.0	8.2
A/A	896.1	26.1	566.5	21.1
BBB/Baa	788.4	22.9	608.6	22.7
BB/Ba	108.5	3.2	47.1	1.8
B/B	26.0	0.8	2.0	0.1
CCC	—	—	10.6	0.4
CC	5.0	0.1	3.6	0.1
Not rated	288.1	8.4	234.1	8.7

Totals	$3,436.7	100.0%	$2,686.3	100.0%

Bonds with ratings ranging from AAA/Aaa to BBB-/Baa3 are generally regarded as investment grade securities. Some agencies and treasuries (that is, those securities issued by the United States government or an agency thereof) are not rated, but all are considered to be investment grade securities. Finally, some securities, such as private placements, have not been assigned a rating by any rating service and are therefore categorized as “not rated.” This has neither positive nor negative implications regarding the value of the security.

At December 31, 2002 and 2001, there were fixed maturities in default (issuer has missed a coupon payment or entered bankruptcy) with a fair value of $9.3 and $6.0, respectively.

Mortgage Loans

For the years ended December 31, 2002 and 2001, respectively, we originated $23.5 and $9.3 of mortgages secured by real estate in California, which represents 33.7% and 27.1% of our total originations for those years.

We have certain investment commitments to provide fixed-rate loans. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. At December 31, 2002 and 2001, we were committed to fund $1.7 and $7.1, respectively, in mortgage loans.

F-12

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

“Impaired” loans are defined under U.S. GAAP as loans for which it is probable that the leader will be unable to collect all amounts due according to the original contractual terms of the loan agreement. That definition excludes, among other things, leases or large groups of smaller-balance homogenous loans, and therefore applies principally to our commercial loans.

Under these principles, we have two types of “impaired” loans: loans requiring allowances for losses and loans expected to be fully recoverable because the carrying amount has been reduced previously through charge-offs or deferral of income recognition. There were no impaired loans in 2002, 2001, or 2000.

The following table presents the activity in the allowance for losses during the years ended December 31:

	2002	2001	2000
Balance at January 1	$2.6	$1.9	$1.3
Provision charged to operations	0.4	0.7	0.6

Balance at December 31	$3.0	$2.6	$1.9

The allowance for losses on mortgage loans at December 31, 2002, 2001, and 2000 represented 0.9%, 0.8%, and 0.6% of gross mortgage loans, respectively.

There were no non-income producing mortgage loans as of December 31, 2002 and 2001.

(3)	Deferred Acquisition Costs

Activity impacting deferred acquisition costs for the years ended December 31, was as follows:

	2002	2001	2000
Unamortized balance at January 1	$180.1	$123.6	$79.9
Costs deferred	71.7	66.6	49.6
Amortization, net	(15.1)	(10.1)	(5.9)

Unamortized balance at December 31	236.7	180.1	123.6

Cumulative effect of net unrealized investment (gains) losses	(2.6)	12.8	(1.2)

Balance at December 31	$234.1	$192.9	$122.4

(4)	Intangible Assets and Goodwill

(a) Present Value of Future Profits (PVFP)

The method used by us to value PVFP in connection with acquisitions is summarized as follows: (1) identify the future gross profits attributable to certain lines of business, (2) identify the risks inherent in realizing those gross profits, and (3) discount those gross profits at the rate of return that we must earn in order to accept the inherent risks.

F-13

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

The following table presents the activity in PVFP for the years ended December 31:

	2002	2001	2000
Unamortized balance at January 1	$99.5	$131.7	$21.8
Acquisitions	—	(23.8)	117.2
Accreted interest	7.1	7.4	4.1
Amortization	(9.2)	(15.8)	(11.4)

Unamortized balance at December 31	97.4	99.5	131.7
Cumulative effect of net unrealized investment losses (gains)	0.2	1.6	(0.4)

Balance at December 31	$97.6	$101.1	$131.3

The estimated percentage of the December 31, 2002 balance, before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

2003	8.8%
2004	9.4%
2005	10.1%
2006	11.5%
2007	11.3%

(b)  Goodwill

For both December 31, 2002 and 2001, total unamortized goodwill was $54.1 which is shown net of accumulated amortization and adjustments of $15.4. Goodwill amortization was $3.4 and $2.0 for the years ending 2001 and 2000, respectively. Under SFAS 142 (effective January 1, 2002), goodwill is no longer amortized but is tested for impairment using a fair value methodology.

As of December 31, 2002 goodwill was comprised of the following:

Wealth Accumulation and Transfer	$25.3
Lifestyle Protection and Enhancement	28.8

Total	$54.1

The effects on earnings excluding such goodwill amortization from 2002, 2001 and 2000 follow:

	2002	2001	2000
Net income as reported	$12.8	$47.0	$25.0

Net income excluding goodwill amortization	$12.8	$50.4	$27.0

(5)	Reinsurance

Certain policy risks are reinsured with other insurance companies to limit the amount of loss exposure. Reinsurance contracts do not relieve us from our obligations to policyholders. In the event that the reinsurers are unable to meet their obligations, we remain liable for the reinsured claims. We monitor both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers. We do not have significant concentrations of reinsurance with any one reinsurer that could have a material impact on our results of operations.

F-14

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

We have a reinsurance agreement with an affiliated company whereby we assumed all liabilities and future premiums related to the affiliate’s New York business. Certain fixed maturities with a fair value of $36.5 and $40.6 at December 31, 2002 and 2001, respectively were held in trust for the benefit of policyholders.

During 2000, we began underwriting and distributing long-term care insurance through a strategic alliance with The Travelers Insurance Company (“Travelers”) and certain of its Citigroup affiliates. Under the arrangement, we assumed through indemnity reinsurance 90% of Travelers existing long-term care insurance business issued in New York and entered into a continuing agreement with various Citigroup distribution channels including Travelers.

The maximum amount of individual ordinary life insurance normally retained by us on any one life may not exceed $0.2. Net life insurance in force as of December 31 is summarized as follows:

	2002	2001	2000
Direct life insurance in force	$3.1	$0.5	$(14.1)
Amounts assumed from other companies	97.1	99.8	115.0
Amounts ceded to other companies	—	(0.6)	(0.6)

Net life insurance in force	$100.2	$99.7	$100.3

Percentage of amount assumed to net	96.9%	100.1%	114.7%

The effects of reinsurance on premiums written and earned for the years ended December 31 were as follows:

	Written			Earned
	2002	2001	2000	2002	2001	2000
Direct	$143.4	$115.8	$87.1	$140.0	$114.4	$83.8
Assumed	82.2	82.3	33.1	86.7	78.2	33.1
Ceded	(5.2)	(3.9)	(3.0)	(5.2)	(4.0)	(3.2)

Net premiums	$220.4	$194.2	$117.2	$221.5	$188.6	$113.7

Percentage of amount assumed to net				39.1%	41.5%	29.1%

Reinsurance recoveries recognized as a reduction of benefits amounted to $14.9, $16.9 and $14.2 during 2002, 2001, and 2000, respectively.

(6)	Future Annuity and Contract Benefits

Investment Contracts

Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholders’ contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management. At December 31, 2002 and 2001, investment contract liabilities totaled $2,819.6 and $2,333.8, respectively.

Insurance Contracts

Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits less the present value of future net premiums based on mortality, morbidity, and other assumptions which were appropriate at the time the policies were issued

F-15

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

or acquired. These assumptions are periodically evaluated for potential reserve deficiencies. Any changes in the estimated liability are reflected in income as estimates are revised. At December 31, 2002 and 2001, insurance contract liabilities totaled $836.3 and $639.6, respectively.

Universal Life

Universal Life contracts are broadly defined to include contracts that provide either death or annuity benefits and have features which may include various policyholder changes, credited interest, and/or variable premiums. At December 31, 2002 and 2001, universal life contract liabilities totaled $10.0 and $10.3, respectively.

(7)	Related-Party Transactions

We receive administrative services from certain affiliates for which progress payments for these services are made monthly. For the years ended December 31, 2002, 2001, and 2000, these services were valued at $27.2, $15.8 and $20.2, respectively.

In 2002, we entered into an investment management agreement with GE Asset Management Incorporated (“GEAM”) under which we incurred expenses of $2.6 million payable to GEAM as compensation for the investment services.

In 2002, we have a current federal income tax receivable from affiliates of $1.6.

During each of 2002, 2001 and 2000 we collected $2.5, $2.5, and $2.8, respectively of premiums from various GE affiliates for long-term care insurance provided to employees of such affiliates.

During 2002 and 2001, we received capital contributions of $35.0 and $45.0, respectively from GE Capital Assurance as reflected in the Statements of Shareholder’s Interest.

During 2002, we sold certain securities to an affiliate at a fair value established as if it were an arms-length, third party transaction, which resulted in a gain of $0.8.

During 2000, we entered into an agreement with GNA Corporation, an affiliate, in which GNA Corporation assumed, on a non-recourse basis, certain tax liabilities. Accordingly, the assumption of such liabilities was recorded as a non-cash capital contribution.

(8)	Income Taxes

The total provision (benefit) for income taxes for the years ended December 31 consisted of the following components:

	2002	2001	2000
Current federal income tax	$14.1	$13.1	$9.4
Deferred federal income tax	(13.7)	14.2	5.1

Total income tax provision	$0.4	$27.3	$14.5

The reconciliation of the federal statutory tax rate to the effective income tax rate is as follows:

	2002	2001	2000
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Non-deductible goodwill amortization	—	1.6	1.7
IRS Settlement (a)	(32.5)	—	—
Other, net	0.5	0.1	—

Effective rate	3.0%	36.7%	36.7%

F-16

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

(a) In 2002, we reached a favorable settlement with the Internal Revenue Service regarding the treatment of certain reserves for obligations to policyholders on life insurance contracts resulting in a benefit of $4.3. The benefits associated with the settlement are non-recurring and are in excess of the tax liabilities assumed by GNA Corporation in 2000, as described in Note 7.

The components of the net deferred income tax liability at December 31 are as follows:

	2002	2001
Assets:
Net unrealized losses on investment securities	$—	$1.7
Investments	11.7	—
Future annuity and contract benefits	92.6	92.0

Total deferred income tax assets	104.3	93.7

Liabilities:
Net unrealized gains on investment securities	29.1	—
Investments	—	1.8
Present value of future profits	32.6	43.9
Deferred acquisition costs	61.1	49.1
Other, net	0.3	1.8

Total deferred income tax liability	123.1	96.9

Net deferred income tax liability	$18.8	$2.9

Based on an analysis of our tax position, management believes it is more likely than not that reversing deferred tax liabilities, the results of future operations and implementation of tax planning strategies will generate sufficient taxable income enabling us to realize our gross deferred tax assets. Accordingly, no valuation allowance for deferred tax assets is deemed necessary.

We paid (received) $13.9, $24.0 and $(3.9) for federal and state income taxes in 2002, 2001, and 2000, respectively.

At December 31, 2002 and 2001, the deferred income tax liability was $18.8 and $2.9, respectively. At December 31, 2002 and 2001, the current income tax liability was $2.1 and $5.5, respectively.

(9)	Litigation

The Company is a defendant in various cases of litigation considered to be in the normal course of business. The Company believes that the outcome of such litigation will not have a material adverse impact on our financial condition or results of operations.

(10)	Fair Value of Financial Instruments

Assets and liabilities that are reflected in the Financial Statements at fair value are not included in the following disclosures; such items include cash and cash equivalents, investment securities, and separate accounts. Although management has made every effort to develop the fairest representation of fair value for this section, it would be unusual if the estimates could actually have been realized at December 31, 2002 and 2001.

A description of how fair values are estimated follows:

Mortgage loans.    Based on quoted market prices, recent transactions and/or discounted future cash flows, using rates at which similar loans would have been made to similar borrowers.

Investment contract benefits.    Based on expected future cash flows, considering expected renewal premiums, claims, refunds and servicing costs, discounted at a current market rate.

F-17

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

Information about certain financial instruments that were not carried at fair value at December 31, 2002 and 2001, is summarized as follows:

	2002				2001
	Notional Amount		Carrying Amount	Fair Value	Notional Amount		Carrying Amount	Fair Value
Mortgage loans	(a	)	$343.4	$377.8	(a	)	$338.6	$351.1
Investment contracts	(a	)	$2,819.6	$2,711.6	(a	)	$2,333.8	$2,352.3
Ordinary course of business lending commitments	1.7		$—	—	7.1		—	—

(a) These financial instruments do not have notional amounts.

(11)	Restrictions on Dividends

State insurance departments that regulate life insurance companies recognize only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under law, and for determining whether its financial condition warrants the payment of a dividend to its shareholders. The maximum amount of dividends, which can be paid by State of New York insurance companies to shareholders without prior approval of the Insurance Commissioner, is subject to certain restrictions. No dividend payout may be made without prior approval.

(12)	Supplementary Financial Data

We file financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners (“NAIC”) that are prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory accounting practices differ from U.S. GAAP in several respects, causing differences in reported net income and shareholder’s interest. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by the state insurance authority. We have no significant permitted accounting practices. In 2002, statutory capital and surplus increased by $65 primarily related to the State of New York adopting deferred taxes. The impact of adoption of codification decreased statutory capital and surplus by $(2) in 2001, primarily related to investment impairments.

Unaudited statutory net (loss) income for the years ended December 31, 2002, 2001, and 2000 was $(32.3), $(37.9) and $(68.2), respectively. Unaudited statutory capital and surplus was $172.6 as of December 31, 2002 and $155.7 as of December 31, 2001.

The NAIC has adopted Risk-Based Capital (“RBC”) requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (1) asset risk, (2) insurance risk, (3) interest rate risk, and (4) business risks. The RBC formula is designated as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of operations, we periodically monitor our RBC level. At December 31, 2002, we had total adjusted capital in excess of amounts requiring company action or any level of regulatory action at any prescribed RBC level.

(13)	Operating Segment Information

We conduct our operations through two business segments: (1) Wealth Accumulation and Transfer, comprised of products intended to increase the policyholder’s wealth, transfer wealth to beneficiaries or provide a means for replacing the income of the insured in the event of premature death, and (2) Lifestyle Protection and Enhancement, comprised of products intended to protect accumulated wealth and income from the financial drain of unforeseen events. See Note 1 for further discussion of our principal products.

F-18

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

The following is a summary of industry segment activity for 2002, 2001, and 2000:

2002 — Segment Data

	Wealth Accumulation & Transfer	Lifestyle Protection & Enhancement	Total
Revenues:
Net investment income	$178.4	$42.3	$220.7
Premiums	63.1	158.4	221.5
Net realized investment gains	7.5	—	7.5
Other income	1.2	—	1.2

Total revenues	250.2	200.7	450.9

Benefits and expenses:
Interest credited, benefits and other changes in policy reserves	204.5	184.4	388.9
Commissions	42.2	26.0	68.2
Amortization of intangibles	1.0	1.1	2.1
Other operating costs and expenses	(21.5)	—	(21.5)

Total benefits and expenses	226.2	211.5	437.7

Income before income taxes	$24.0	$(10.8)	$13.2

Provision (benefit) for income taxes	$4.3	$(3.9)	$0.4

Total assets	$3,604.5	$966.5	$4,571.0

2001 — Segment Data

	Wealth Accumulation & Transfer	Lifestyle Protection & Enhancement	Total
Revenues:
Net investment income	$160.5	$35.3	$195.8
Premiums	42.5	146.1	188.6
Net realized investment gains (losses)	22.2	—	22.2
Other income	1.3	—	1.3

Total revenues	226.5	181.4	407.9

Benefits and expenses:
Interest credited, benefits and other changes in policy reserves	165.4	103.6	269.0
Commissions	47.5	31.5	79.0
Amortization of intangibles	3.7	8.1	11.8
Other operating costs and expenses	(32.1)	5.9	(26.2)

Total benefits and expenses	184.5	149.1	333.6

Income before income taxes	$42.0	$32.3	$74.3

Provision (benefit) for income taxes	$15.4	$11.9	$27.3

Total assets	$3,098.4	$746.8	$3,845.2

F-19

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

Notes to Financial Statements — Continued

December 31, 2002, 2001, 2000

(Dollar amounts in millions)

2000 — Segment Data

	Wealth Accumulation & Transfer	Lifestyle Protection & Enhancement	Total
Revenues:
Net investment income	$138.7	$16.8	$155.5
Premiums	29.2	84.5	113.7
Net realized investment gains (losses)	(1.1)	—	(1.1)
Other income	3.1	(0.1)	3.0

Total revenues	169.9	101.2	271.1

Benefits and expenses:
Interest credited, benefits and other changes in policy reserves	125.1	67.2	192.3
Commissions	31.8	18.8	50.6
Amortization of intangibles	5.5	3.8	9.3
Other operating costs and expenses	(18.5)	(2.1)	(20.6)

Total benefits and expenses	143.9	87.7	231.6

Income before income taxes	$26.0	$13.5	$39.5

Provision (benefit) for income taxes	$9.7	$4.8	$14.5

Total assets	$2,354.6	$567.1	$2,921.7

F-20

PART C

OTHER INFORMATION

Item 24.    Financial Statements and Exhibits

(a)  Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)  Exhibits

(1)(a)	Resolution of Board of Directors of GE Capital Life Assurance Company of New York (“GE Capital Life”) authorizing the establishment of the GE Capital Life Separate Account II (the “Separate Account”). Previously filed on September 10, 1997 with initial filing to Form N-4 for GE Capital Life Separate Account II, Registration No. 333-39955.

(2)	Not Applicable.

(3)	Underwriting Agreement between GE Capital Life and Capital Brokerage Corporation. Previously filed on May 13, 1998 with Pre-Effective Amendment No. 1 to Form N-4 for GE Capital Life Separate Account II, Registration No. 333-39955.

(3)(i)	Dealer Sales Agreement. Previously filed on May 13, 1998 with Pre-Effective Amendment No. 1 to Form N-4 for GE Capital Life Separate Account II, Registration No. 333-39955.

(4)(a)	Form of Policy NY1162 3/01. Filed herewith.

(4)(b)	Endorsements to Policy.

(4)(b)(i)	Form NY5171 3/01 Waiver of Scheduled Purchase Payment Upon Disability Rider. Filed herewith.

(4)(b)(ii)	Form NY5172 3/01 Waiver of Scheduled Purchase Payment Upon Unemployment Rider. Filed herewith.

(4)(b)(iii)	Form NY5173 3/01 Waiver of Scheduled Purchase Payment Joint Annuitant Life Rider. Filed herewith.

(4)(b)(iv)	Form NY5179 3/02 Pension Endorsement. Filed herewith.

(4)(b)(v)	Form NY5196 5/02 Section 403(b) Annuity Endorsement. Filed herewith.

(4)(b)(vi)	Form NY5246 1/03 Vested Guaranteed Minimum Income Payment Endorsement. Filed herewith.

(4)(b)(vii)	Form NY5247 1/03 Vested Guaranteed Minimum Income Payment Endorsement. Filed herewith.

(5)(a)	Form of Variable Annuity Enrollment Form 19532 NY 4/2003. Filed herewith.

(5)(b)	Variable Annuity Application—Optional Riders 18087RDNY. Filed herewith.

(6)(a)	Certificate of Incorporation of GE Capital Life. Previously filed on September 10, 1997 with initial filing to Form N-4 for GE Capital Life Separate Account II, Registration No. 333-39955.

(6)(b)	By-Laws of GE Capital Life. Previously filed on September 10, 1997 with initial filing to Form N-4 for GE Capital Life Separate Account II, Registration No. 333-39955.

(7)	Not applicable.

(8)(a)	Form of Participation Agreement regarding GE Investments Funds, Inc. Previously filed on May 13, 1998 with Pre-Effective Amendment No. 1 to Form N-4 for GE Capital Life Separate Account II, Registration No. 333-39955.

(8)(a)(i)	Amendment to Participation Agreement between GE Investments Funds, Inc. and GE Capital Life Assurance Company of New York. Previously filed on December 7, 2000 with Pre-Effective Amendment No. 1 to Form N-4 for GE Capital Life Separate Account II, Registration No. 333-47016.

(8)(a)(ii)	Amendment to Participation Agreement between GE Investments Funds, Inc. and GE Capital Life Assurance Company of New York. Previously filed on May 1, 2002 with Post-Effective Amendment 5 to Form N-4 for GE Capital Life Separate Account II, Registration No. 333-47016.

(9)	Opinion and Consent of Counsel. Filed herewith.

(10)	Consent of Independent Auditors. Filed herewith.

(11)	Not Applicable.

(12)	Not Applicable.

(13)	Not Applicable.

(14)	Power of Attorney. Previously filed on February 25, 2003 with Post-Effective Amendment No. 1 to Form N-6 for GE Capital Life Separate Account III, Registration No. 333-88312.

Item 25.    Directors and Officers of GE Capital Life Assurance Company of New York

Name	Address	Position with Company
Pamela S. Schutz	6610 West Broad Street Richmond, Virginia 23230	Director, President and CEO
Marshall S. Belkin	345 Kear Street Yorktown Heights, New York 10598	Director
Richard I. Byer	317 Madison Avenue New York, New York 10017	Director
Bernard E. Eiber	55 Northern Boulevard Great Neck, New York	Director
Frank T. Gencarelli	6610 West Broad Street Richmond, Virginia 23230	Director and Senior Vice President
Kelly L. Groh	6610 West Broad Street Richmond, Virginia 23230	Director, Senior Vice President and Chief Financial Officer
Paul A. Haley	6610 West Broad Street Richmond, Virginia 23230	Director, Senior Vice President and Chief Actuary
Jerry S. Handler	151 West 40th Street New York, New York 10018	Director
Gerald A. Kaufman	15 Glenwood Road Plainview, New York 11803	Director
Leon E. Roday	6620 West Broad Street Richmond, Virginia 23230	Director and Senior Vice President
Isadore Sapir	449 Golden River Drive Golden Lakes Village West Palm Beach, Florida 33411	Director
David J. Sloane	200 Old Country Road, Suite 240 Mineola, New York 11501	Director, Senior Vice President and Chief Administrative Officer
Geoffrey S. Stiff	6610 West Broad Street Richmond, Virginia 23230	Director and Senior Vice President
Thomas M. Stinson	1650 Los Gamos Drive San Rafael, California 94903	Director and President of Long Term Care Division
Thomas E. Duffy	6610 West Broad Street Richmond, Virginia 23230	Senior Vice President, General Counsel and Secretary
John E. Karaffa	6610 West Broad Street Richmond, Virginia 23230	Vice President and Controller

Item 26.    Persons Controlled by or Under Common Control With the Depositor or Registrant

Item 27.    Number of Contract Owners

N/A.

Item 28.    Indemnification

(a)    Article VIII, Section 1 of the By-Laws of GE Capital Life Assurance Company of New York provides that:

(a)  The Corporation may indemnify any person, made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the Corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other Corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the Corporation, or served such other Corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including fines, amounts paid in settlement and reasonable expenses, including attorney’s fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonable believed to be in, or, in the case of service for any other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b)  The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c)  A Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other Corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in or in the case of service for other Corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the Corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action or a pending action which is settled or otherwise disposed of or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.

(d)  For the purpose of this section, the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person’s duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise under circumstances where the burden of proof set forth in Section 11(b) of the Act has not been sustained, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)    Rule 484 Undertaking

Section 722 of the Code of New York, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation’s best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of New York in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Item 29.    Principal Underwriter

(a)  Capital Brokerage Corporation is the principal underwriter of the contracts as defined in the Investment Company Act of 1940, and is also the principal underwriter for flexible premium variable annuity and variable life insurance policies issued through GE Capital Life Separate Accounts II and III.

(b)

Name	Address	Positions and Offices with Underwriter
Robert T. Methven	201 Merritt 7 Norwalk, CT 06856	President and Chief Executive Officer
Victor C. Moses	601 Union St., Ste. 1300 Seattle, WA 98101	Director and Senior Vice President
Geoffrey S. Stiff	6610 W. Broad St. Richmond, VA 23230	Director and Senior Vice President
Ward E. Bobitz	6620 W. Broad St. Richmond, VA 23230	Vice President and Assistant Secretary
William E. Daner, Jr.	6610 W. Broad St. Richmond, VA 23230	Vice President, Counsel and Secretary
Gary T. Prizzia	6620 W. Broad Street Richmond, VA 23230	Treasurer

Name	Address	Positions and Offices with Underwriter
Edward J. Wiles, Jr.	201 Merritt 7 Norwalk, CT 06856	Senior Vice President, Chief Compliance Officer
Kelly L. Groh	6610 W. Broad Street Richmond, Virginia 23230	Chief Financial Officer
Richard P. McKenney	6620 W. Broad St. Richmond, VA 23230	Senior Vice President
Susan M. Mann	6610 W. Broad St. Richmond, VA 23230	Controller

Item 30.    Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under it are maintained by GE Capital Life Assurance Company of New York at its Service Center at 6610 West Broad Street, Richmond, Virginia 23230.

Item 31.    Management Services

All management contracts are discussed in Part A or Part B of this Registration Statement.

Item 32.    Undertakings

(a)  Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)  Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)  Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to GE Capital Life Assurance Company of New York at the address or phone number listed in the Prospectus.

(d)  GE Capital Life Assurance Company of New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GE Capital Life Assurance Company of New York.

SECTION 403(b) OF THE INTERNAL REVENUE REPRESENTATIONS

GE Capital Life Assurance Company of New York represents that in connection with its offering of contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the County of Henrico, and State of Virginia, on the 26th day of June, 2003.

GE CAPITAL LIFE SEPARATE ACCOUNT II

(Registrant)

/s/    HEATHER HARKER

By:

Heather Harker

Vice President

GE Capital Life Assurance Company of New York

GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK

(Depositor)

/s/    HEATHER HARKER

By:

Heather Harker

Vice President

GE Capital Life Assurance Company of New York

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Pamela S. Schutz	Director, President and CEO	June 26, 2003

* Marshall S. Belkin	Director	June 26, 2003

* Richard I. Byer	Director	June 26, 2003

* Bernard E. Eiber	Director	June 26, 2003

* Frank T. Gencarelli	Director and Senior Vice President	June 26, 2003

* Kelly L. Groh	Director, Senior Vice President and Chief Financial Officer	June 26, 2003

* Paul A. Haley	Director, Senior Vice President and Chief Actuary	June 26, 2003

* Jerry S. Handler	Director	June 26, 2003

Signature	Title	Date

* Gerald A. Kaufman	Director	June 26, 2003

* Leon E. Roday	Director and Senior Vice President	June 26, 2003

* Isadore Sapir	Director	June 26, 2003

* David J. Sloane	Director, Senior Vice President and Chief Administrative Officer	June 26, 2003

* Geoffrey S. Stiff	Director and Senior Vice President	June 26, 2003

* Thomas M. Stinson	Director and President of Long Term Care Division	June 26, 2003

* Thomas E. Duffy	Senior Vice President, General Counsel and Secretary	June 26, 2003

* John E. Karaffa	Vice President and Controller	June 26, 2003

/s/ HEATHER C. HARKER Heather C. Harker	Vice President	June 26, 2003

*By: /s/ HEATHER C. HARKER Heather C. Harker	, pursuant to Power of Attorney executed on January 6, 2003.